Exhibit 99.1

Management Proxy Circular

Notice of Annual and Special Meeting of Shareholders April 3, 2025

Your participation is important. Please read this document and vote.

Notice of Annual and Special Meeting of Shareholders

When:	Thursday, April 3, 2025, 9:30 a.m. Eastern Daylight Time (EDT)

Where:	By live webcast at https://cibcvirtual.com/agm2025

Enter password: cibc2025 (case sensitive)

In person at CIBC Square, 81 Bay Street, Toronto, Ontario

You may also listen to our meeting by phone at 416 340-2217 (local) or 1 800 806-5484 (toll-free in Canada and the United States), passcode 7053922# (English) or 514 392-1587 (local) or 1 800 898-3989 (toll free in Canada and the United States), passcode 9040336# (French).

At the meeting you will be asked to:

1.	receive our consolidated financial statements for the fiscal year ended October 31, 2024 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution regarding our executive compensation approach;
5.	confirm by special resolution an amendment to By-Law No. 1 regarding directors’ remuneration;
6.	confirm by ordinary resolution amendments to By-Law No. 1 regarding administrative matters;
7.	vote on shareholder proposals; and
8.	consider any other business properly brought before the meeting.

Voting instructions start on page 5 of our 2025 Management Proxy Circular (the Circular). Please read our Circular carefully.

Eligibility to vote

There were 940,057,664 common shares outstanding on February 3, 2025, our record date. Holders of common shares on that date are eligible to vote at our meeting (subject to Bank Act (Canada) restrictions).

Your vote is important

Please read the Circular and vote before the meeting. For more information on how you can vote or appoint someone else to vote for you, see “Voting” starting on page 5 of the Circular. Please vote as early as possible so that your shares are represented at the meeting. TSX Trust Company (TSX Trust) must receive your vote no later than 1:00 p.m. (EDT) on April 1, 2025.

You may also vote online or in person at the meeting, provided you follow certain steps. These steps are set out on pages 5 to 9 of the Circular.

Questions

If you have questions about notice-and-access or accessing our meeting online, you may contact TSX Trust at 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries).

Our Board of Directors (Board) and management would like to answer as many shareholder questions as possible during the meeting. Please send your questions in advance to the Corporate Secretary at Corporate.Secretary@cibc.com or to CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

By Order of the Board

Natalie Biderman

Vice-President, Corporate Secretary

February 12, 2025

Dear fellow shareholder,

We are pleased to invite you to CIBC’s Annual and Special Meeting of Shareholders on April 3, 2025, at 9:30 a.m. (EDT). Please review this Circular for information on how to participate in our meeting, voting instructions, the business to be conducted, as well as our approach to executive compensation and our governance practices. Information on the meeting is also available on our Annual Meeting webpage on our Investor Relations website at www.cibc.com.

In 2024, we delivered strong financial results, built our capital strength, and delivered positive operating leverage. These achievements were grounded in our deep client relationships and in our commitment to the disciplined and consistent execution of our client focused strategy. These efforts are reflected in continued improvements to our robust client experience scores and solid employee engagement, all of which contributed to industry leading total shareholder returns this year.

We also remained steadfast in our support for the communities we serve. As the title sponsor of the Canadian Cancer Society’s Run for the Cure, Team CIBC raised $2.8 million in 2024 to fund cancer research and provide vital support to those affected by the disease. CIBC Miracle Day raised $6 million to empower children and families through essential charitable programs.

The foundation of CIBC’s success is the strength of our people and their dedication to helping our clients make their ambitions a reality.

We thank you for your ongoing support and look forward to your participation at this year’s Annual and Special Meeting.

Sincerely,

Katharine B. Stevenson	Victor G. Dodig
Chair of the Board	President and Chief Executive Officer

Management Proxy Circular

The information in this Circular is current as of February 6, 2025 and all dollar figures are in Canadian currency, unless indicated otherwise. ‘You’, ‘your’ and ‘shareholder’ mean common shareholders of CIBC.

Table of Contents

1	Business of the Meeting

4	Meeting Materials

5	Voting

11	Directors

	11	Director Nominees

	26	Director Compensation

30	Board Committee Reports

38	Statement of Corporate Governance Practices

58	Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

63	Compensation Discussion and Analysis

	63	Compensation Philosophy, Practices and Governance

	65	Approach to Executive Compensation

	73	2024 Performance and Compensation

	74	Talent and Succession Planning

	75	Inclusion

	76	2024 NEO Compensation

90	Compensation Disclosure

103	Shareholder Proposals

114	Other Information

	114	Indebtedness of Directors and Executive Officers

	115	Directors’ and Officers’ Liability Insurance

	115	Information about CIBC

	115	Vote Results and Minutes of Meeting

	115	Contacting our Board of Directors

	115	Board of Directors’ Approval

Glossary

BPF	Business Performance Factor

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CRO	Chief Risk Officer

CSA	Canadian Securities Administrators

CX	Client Experience

DSU	Deferred Share Unit

EDT	Eastern Daylight Time

EPS	Earnings per Share

ESG	Environmental, Social and Governance

ESOP	Employee Stock Option Plan

EY	Ernst & Young LLP

FSB	Financial Stability Board

GAAP	Generally Accepted Accounting Principles

GPS	Goals, Performance, Success

IFRS	International Financial Reporting Standards

MD&A	Management’s Discussion and Analysis

MRCC	Management Resources and Compensation Committee

NEO	Named Executive Officer

NYSE	New York Stock Exchange

OSFI	Office of the Superintendent of Financial Institutions Canada

PCAOB	Public Company Accounting Oversight Board (United States)

PSU	Performance Share Unit

RMC	Risk Management Committee

ROE	Return on Equity

RSA	Restricted Share Award

S&P	Standard & Poor’s

SBU	Strategic Business Unit

SEC	US Securities and Exchange Commission

SERP	Supplemental Executive Retirement Plan

SEVP	Senior Executive Vice-President

TDC	Total Direct Compensation

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

Senior Management includes the Chief Executive Officer (CEO) and individuals who are directly accountable to the CEO.

Heads of Oversight Functions includes the Chief Auditor, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Financial Officer (captured as part of Senior Management), and Chief Risk Officer (captured as part of Senior Management).

Business of the Meeting

1. Financial Statements

The consolidated financial statements for the fiscal year ended October 31, 2024 are in our 2024 Annual Report available at www.cibc.com.

2. Election of Directors

You will be asked to elect 13 director nominees to serve on our Board until the earlier of the next Annual Meeting of Shareholders or the director’s retirement from the Board. The Board recommends that you vote FOR each director nominee.

See pages 11 to 24 for information about our director nominees.

3. Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. The Board recommends that you vote FOR EY as our auditors.

See pages 31 and 32 for information on the Audit Committee’s annual assessment of EY’s independence, audit quality, effectiveness and service quality and a description of fees paid to the auditors.

4. Advisory Resolution regarding our Executive Compensation Approach

You can have a “say on pay” by voting on our approach to executive compensation. Last year, 96.6% of shareholder votes were for our executive compensation approach. We consider the vote an important part of our shareholder engagement process as it offers valuable feedback to our Board. This vote is advisory under applicable law and does not diminish the Board’s role and responsibilities. Even though the resolution is not binding, the Board and the Management Resources and Compensation Committee (MRCC) consider the results of the vote in making future executive compensation decisions.

See pages 58 to 102 for Message to our Fellow Shareholders and Compensation Discussion and Analysis.

In evaluating our executive compensation strategy, the MRCC takes into account feedback from shareholders as well as any concerns that have been expressed. If a concern is deemed significant by the MRCC, we will provide details about the MRCC’s review process and the results of that review in our next Circular.

We welcome your questions or feedback regarding our approach to executive compensation by writing to us at Corporate.Secretary@cibc.com, or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

The Board recommends that you vote FOR the following advisory resolution.

RESOLVED on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s management proxy circular for the 2024 Annual Meeting of Shareholders.

5. Special Resolution to Amend By-Law No. 1 Regarding Directors’ Remuneration

Under the Bank Act (Canada), CIBC’s by-laws must include a provision that establishes the aggregate amount directors can receive for their services as directors of the bank during a fixed time period. Currently, Section 2.6 of By-Law No. 1 sets this amount at $5,000,000 for each fiscal year. This amount was approved by shareholders at our annual and special meeting held on April 5, 2016.

On December 12, 2024, the Board passed a resolution to amend Section 2.6 of By-Law No. 1 to increase the aggregate amount that directors can be paid for a fiscal year from $5,000,000 to $6,000,000. To be effective, the proposed by-law change requires confirmation by a special resolution of shareholders, approved by at least two-thirds of the votes cast in person or by proxy at our 2025 Annual and Special Meeting of Shareholders.

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The increase in the aggregate amount that can be paid to directors provides flexibility to compensate additional directors who may be appointed in the future, as part of a planned approach to Board renewal. This change allows CIBC to continue to attract and retain strong candidates with the necessary skills and experiences to serve as directors. By electing additional directors alongside longer-serving members, we can leverage the expertise of seasoned peers to help orient new directors to the Board’s responsibilities, especially in the face of growing complexity in the banking industry and evolving global regulations. Moreover, the increase allows CIBC to respond to any unforeseen events that may require an ad-hoc committee of the Board or additional ad-hoc or committee meetings for which compensation is payable, as well as to account for any increase in director compensation approved by the Board in future years.

The Board recommends that shareholders vote FOR the following special resolution:

“RESOLVED BY SPECIAL RESOLUTION THAT:

The amendment of Section 2.6 of By-Law No. 1 to delete the reference to ‘$5,000,000’ and replace it with ‘$6,000,000’, so that section 2.6 reads as follows, be and is hereby confirmed: “2.6 Remuneration

To remunerate the directors for their services as such, there may be paid in each fiscal year from the funds of CIBC to and among the directors such amounts, not exceeding in the aggregate $6,000,000, and in such proportions between them as may be determined from time to time by the board of directors.””

6. Ordinary Resolution to Amend By-Law No. 1 Regarding Administrative Matters

On December 12, 2024, the Board passed a resolution to amend certain administrative provisions of By- Law No. 1, effective only upon confirmation by shareholders, to reflect regulatory changes, best governance practices and to make certain other changes of a “house-keeping” nature (the “Amended By-Law No. 1”). A description of key matters covered by these changes is set out below. A complete copy of the Amended By-Law No. 1, reflecting all of the proposed changes, can be found on our website at www.cibc.com, on SEDAR+ at www.sedarplus.com and on the SEC website at www.sec.gov/edgar.shtml.

Proposed Amendments	Amended or New Sections

Virtual director meetings – allowing director meetings to be conducted by virtual means upon unanimous consent.	2.3

Annual meetings – providing flexibility, in extenuating circumstances, for the annual meeting to be delayed if permitted by the Bank Act (Canada), applicable laws and applicable stock exchange requirements.	4.1

Quorum for shareholder meetings – clarifying the definition of quorum for shareholder meetings and that the quorum requirements do not apply to shareholder meetings where the class or share provisions otherwise provide for quorum requirements.	4.3

Adjournment and Termination – adding section setting out authority of the chair of the shareholder meeting to adjourn and terminate the meeting.	4.4 (new)

No second or casting vote – removing the ability of the chair of the shareholder meeting to have a second or casting vote if there is an equality of votes.	4.4 (old)

Acceptance of proxy – providing authority to the chair of the shareholder meeting to make determinations on the acceptability of proxies.	4.6

Renumbering – adding new section 4.4 and renumbering old sections 4.4, 4.5 and 4.6 as sections 4.5, 4.6 and 4.7, respectively.	4.4 (old), 4.5, 4.6

Electronic notices – adding ability to provide notices or documents by electronic means in accordance with the Bank Act (Canada).	5.3

Use of gender-neutral language	Throughout

To be effective, each by-law change requires the confirmation of shareholders by ordinary resolution approved by a majority of the votes cast in person or by proxy at the 2025 Annual and Special Meeting of Shareholders. If you do not specify in your proxy form or voting instruction form how you want to vote your shares and do not appoint a different proxyholder, the persons designated by management in the form will vote for the ordinary resolution to confirm the amendments to the Amended By-Law No. 1.

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The Board recommends that shareholders vote FOR the following ordinary resolution:

“RESOLVED THAT:

The amendments to By-Law No. 1 of the bank in the form filed on SEDAR+ (www.sedarplus.com) and on the SEC website (www.sec.gov/edgar.shtml) on or about March 4, 2025, other than in respect of Section 2.6 thereof, be and are hereby confirmed.”

7. Shareholder Proposals

You will be asked to vote on 7 shareholder proposals set out on pages 103 to 110 of the Circular. The Board recommends that you vote AGAINST these proposals and explains why following each proposal.

Shareholder proposals that were withdrawn are set out on pages 111 to 113 of the Circular with supporting statements and the Board’s response.

See pages 103 to 113 for shareholder proposals and the Board’s responses.
Shareholder proposals for next year’s Annual Meeting of Shareholders must be submitted by November 14, 2025.

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Meeting Materials

Delivery of meeting materials by notice-and-access

Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders our Circular as permitted by the Canadian Securities Administrators (CSA) and with the authorization of the Office of the Superintendent of Financial Institutions Canada (OSFI). This means that our Circular is posted online for you to access, rather than being printed and mailed to you. Reducing the amount of paper we send to shareholders helps reduce the environmental impact associated with paper. You will receive a proxy form or a voting instruction form by mail, so that you can vote your shares, as well as a notice with information about how you can access our Circular online or request a paper copy.

Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and Management’s Discussion and Analysis (MD&A) depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company.

If you are a registered shareholder and you did not sign up for e-delivery or opt out of receiving our annual financial statements, we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with the notice.

If you are a non-registered shareholder, we will use notice-and-access to provide you access to our annual financial statements and MD&A as permitted by securities law, so that you can access this material online the same way as our Circular. We will send shareholders the notice-and-access notification on or about March 4, 2025.

Our Circular and Annual Report (the meeting materials) are available on the website of our transfer agent, TSX Trust (www.meetingdocuments.com/TSXT/cibc), on our website (www.cibc.com), on SEDAR+ (www.sedarplus.com) and on the SEC website (www.sec.gov/edgar.shtml).

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials, free of charge, for up to one year from the date the meeting materials were filed on SEDAR+.

To make your request before the meeting, contact TSX Trust at www.meetingdocuments.com/TSXT/cibc or 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. Please follow TSX Trust’s instructions. A paper copy of the requested documents will be sent to you within three business days of your request. Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy of the meeting materials before the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. (EDT) on March 19, 2025. This estimate reflects a three business day period for processing requests as well as typical mailing times.

To make your request on or after the date of the meeting, call TSX Trust at 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. The requested documents will be sent to you within 10 calendar days of your request.

Attending the Meeting

This year, the meeting will take place by live webcast at https://cibcvirtual.com/agm2025 and in person at CIBC Square, 81 Bay Street, Toronto, Ontario. Either way, you can take part, vote and ask your questions during the meeting. For the most current information about our meeting please visit our Annual Meeting webpage on our Investor Relations website at www.cibc.com.

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Voting

Shareholder approval

Each matter you are being asked to vote on requires the approval of a simple majority (more than 50%) of the votes cast, except the special resolution to amend By-Law No. 1 regarding the aggregate remuneration of directors, which requires approval of at least two-thirds (66.67%) of the votes cast, in each case, by proxy or during the meeting, by either online ballot through the live webcast or in person ballot at CIBC Square.

Who can vote

You are entitled to one vote for each common share you own on February 3, 2025, our record date. There were 940,057,664 outstanding common shares eligible to vote on that date.

In accordance with Bank Act (Canada) restrictions, shares cannot be voted if they are beneficially owned by:

◾	the government of Canada or any of its agencies;
◾	the government of a province or territory or any of its agencies;
◾	the government of a foreign country, any political subdivision of a foreign country or any of its agencies;
◾	a person who has acquired more than 10% of any class of our shares without Minister of Finance approval; or
◾	a person or entity controlled by a person that, in aggregate, is more than 20% of the eligible votes that may be cast in respect of that vote, unless permitted by the Minister of Finance.

Our directors and officers are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of CIBC shares.

How to Vote

You may vote your shares before the meeting by proxy or voting instruction form, or during the meeting either by online ballot through the live webcast or in person ballot at CIBC Square. The voting process depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You would have received a proxy form with a 13-digit control number. See voting instructions beginning on page 6.

You are non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company and you would have received a voting instruction form with a 16-digit control number. See voting instructions beginning on page 8.

C I B C P R O X Y C I R C U L A R	5

Voting

REGISTERED SHAREHOLDERS

REGISTERED SHAREHOLDERS – You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. If you are a registered shareholder, you should have received a proxy form with a 13-digit control number. If you did not receive this form, please contact TSX Trust at 1 800 387-0825 (toll-free in Canada and the United States) or 416 682-3860 (other countries).

If you want to vote by proxy before the meeting

Return your completed proxy to CIBC’s transfer agent, TSX Trust, by 1:00 p.m. (EDT) on April 1, 2025 to ensure your vote is counted. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to http://www.meeting-vote.com/, enter the 13-digit control number located on your proxy form and follow the instructions on the screen; or

       – scan both sides of your proxy form and email it to proxyvote@tmx.com.

Fax – complete your proxy form and fax both sides to TSX Trust at 416 595-9593.
Mail – complete your proxy form and return it in the envelope provided.

If you want to vote through the live webcast

To vote your shares at our meeting through the live webcast, do not complete or return your proxy form. You will be able to vote in real time by completing an online ballot through the live webcast. You must be connected to the internet and follow these steps:

1.   Log in at https://cibcvirtual.com/agm2025 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

2.  Select “Vote” and a separate browser will open. Enter the 13-digit control number from your proxy form as your user name. Enter “cibc2025” (case sensitive) as your password. Any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

If you want to vote in person at CIBC Square

To vote your shares in person at CIBC Square, do not complete or return the proxy form, but bring it with you to the meeting. You will be able to vote at the meeting by completing a paper ballot. When you arrive at the meeting, please check in at the registration table.

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Voting

REGISTERED SHAREHOLDERS

If you want to appoint a proxyholder to vote during the meeting for you

You may appoint a proxyholder, other than management’s nominees, Katharine B. Stevenson, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, to attend, vote and act on your behalf at the meeting and any continuation or adjournment of the meeting. You should be certain your proxyholder is attending the meeting and is aware they have been appointed by you to vote your shares. To appoint a proxyholder you must follow these steps:

1.  Insert your proxyholder’s name in the space provided on your proxy form and return it online, by fax or mail, as described on the previous page. The person you appoint as your proxyholder does not need to be a CIBC shareholder. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow.

If your proxyholder is attending the meeting through the live webcast, you and your proxyholder must follow these additional steps:

2.   You must register your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 416 682-3860 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. on April 1, 2025. TSX Trust will provide your proxyholder with a control number to vote during the meeting. If you do not take this additional step of registering your proxyholder with TSX Trust, your proxyholder will not be able to vote your shares through the live webcast during the meeting.

3.   Your proxyholder should log in at https://cibcvirtual.com/agm2025 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.   Your proxyholder should select “Vote” and a separate browser will open. Your proxyholder will enter their user name and password. The user name is the control number emailed to your proxyholder after you registered them with TSX Trust. The password is “cibc2025” (case sensitive).

If your proxyholder is attending the meeting in person, your proxyholder will need to register with our transfer agent, TSX Trust, at the registration table when they arrive at the meeting.

If you want to change your vote

If you change your mind on the voting instructions you sent, you may revoke your proxy in one of these ways:

◾   If you returned your proxy form by fax or mail, you should sign a written statement that you revoke your proxy, provide your new instructions and send it to CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7. It must be received before 1:00 p.m. (EDT) on April 1, 2025.

◾   If you voted online, you may vote online again before 1:00 p.m. (EDT) on April 1, 2025, using the control number on your proxy form.

◾   You can also change your vote by voting through the live webcast described under If you want to vote through the live webcast on the previous page. Any vote you cast at the meeting will revoke any votes you previously submitted. If you do not wish to revoke previously submitted votes, you should not vote during the meeting.

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Voting

NON-REGISTERED SHAREHOLDERS

NON-REGISTERED SHAREHOLDERS – You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you should have received a voting instruction form with a 16-digit control number. If you did not receive this form, please contact the intermediary where your shares are registered. You may vote by proxy before the meeting using the voting instruction form that was sent to you or you may vote during the meeting either by online ballot through the live webcast or in person ballot at the meeting provided you follow the steps below to register yourself as a proxyholder.

We may not have records of your shareholding as a non-registered shareholder. Please make sure you follow the voting instructions on your voting instruction form to vote.

If you want to vote by proxy before the meeting

You must allow sufficient time for your intermediary to receive and act on your instructions. Please check your voting instruction form for information on the deadline for returning your form. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways

Online – go to www.proxyvote.com, enter the 16-digit control number located on your voting instruction form and follow the instructions on the screen.
Mail – complete your voting instruction form and return it in the envelope provided.
Phone – call 1 800 474-7493 (English) or 1 800 474-7501 (French) and follow the prompts.

If you want to vote in person at CIBC Square during the meeting or appoint a proxyholder to attend in person to vote for you

If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration table.

If you want to appoint someone as your proxyholder to attend the meeting and vote your shares for you, insert the person’s name in the blank space provided on your voting instruction form, and return it in the envelope provided. The person you choose does not have to be a CIBC shareholder. You should confirm this person is attending the meeting and is aware that they have been appointed to vote your shares. If you do not insert a name in the blank space, then Katharine B. Stevenson, Chair of the Board or Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions.

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Voting

NON-REGISTERED SHAREHOLDERS

If you want to vote through the live webcast or appoint a proxyholder to attend the live webcast to vote for you

To attend and vote at our meeting through the live webcast or appoint a proxyholder to attend and vote for you, you or your proxyholder will be able to vote in real time by completing an online ballot through the live webcast as long as you, or your proxyholder, are connected to the internet and follow these steps:

1.

If you want to appoint someone other than yourself, or management’s nominees, Katharine B. Stevenson and Victor G. Dodig, as your proxyholder, to attend, vote and act for you at the meeting and any continuation or adjournment of the meeting, you must insert their name in the space provided on your voting instruction form and return it by mail in the envelope provided. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow. You should be certain your proxyholder is attending the live webcast and is aware they have been appointed by you to vote your shares. The person you appoint as your proxyholder does not need to be a CIBC shareholder.

2.

You must register yourself, or your proxyholder, by calling TSX Trust at 1 866 751-6315 (within North America) or 1 416 682-3860 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. (EDT) on April 1, 2025. TSX Trust will provide you, or your proxyholder, with a control number to vote during the meeting. If you do not take the additional step of registering with TSX Trust, you or your proxyholder, as applicable, will not receive a control number to vote your shares at our meeting through the live webcast.

If you are a non-registered shareholder in the United States and want to vote at the meeting through the live webcast, you must obtain a legal proxy form from your intermediary by following the steps on the voting instruction form sent to you, or if you have not received one, contact your intermediary to request a legal proxy form. After obtaining the legal proxy form, appoint yourself or someone else as proxyholder. For instructions on how to appoint yourself or someone else as proxyholder, see Step 1 above, then follow Step 2 above to register yourself or your proxyholder with TSX Trust.

Legal proxies may be returned to TSX Trust by email at proxyvote@tmx.com or by mail: TSX Trust Company, Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 and must be labeled “Legal Proxy”.

Please allow sufficient time for the return of your legal proxy by the cut-off date of 1:00 p.m. (EDT) on April 1, 2025.

3.

You or your proxyholder should log in at https://cibcvirtual.com/agm2025 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.

You or your proxyholder should select “Vote” and a separate browser will open. You or your proxyholder will enter a user name and password. The user name is the control number emailed to you or your proxyholder after you registered yourself or your proxyholder with TSX Trust. The password is “cibc2025” (case sensitive).

If you want to change your vote before the meeting

If you change your mind on the voting instructions you sent through your intermediary and would like to change your vote or vote during the meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

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Voting

Other voting information

How your proxyholder will vote — If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of meeting or any matters that are properly brought before the meeting.

You can vote:

FOR or WITHHOLD	◾ on each director nominee ◾ on the appointment of auditors

FOR or AGAINST

◾ the advisory resolution regarding our executive compensation approach

◾ the special resolution to amend By-Law No. 1 regarding directors’ remuneration

◾ the ordinary resolution to amend By-Law No. 1 regarding administrative matters

FOR, AGAINST or ABSTAIN	◾ on the shareholder proposals

If you or your proxyholder do not give specific voting instructions, or you do not insert a name in the blank space on your proxy form or voting instruction form, then management’s nominees, Katharine B. Stevenson or Victor G. Dodig will be appointed as your proxyholder and your shares will be voted

FOR

◾ each director nominee listed in the Circular

◾ the appointment of Ernst & Young LLP as auditors

◾ the advisory resolution regarding our executive compensation approach

◾ the special resolution to amend By-Law No. 1 regarding directors’ remuneration

◾ the ordinary resolution to amend By-Law No. 1 regarding administrative matters

AGAINST	◾ each shareholder proposal

Confidentiality of your vote — To protect the confidentiality of your vote, TSX Trust counts proxies and tabulates the results independently and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

How we solicit proxies — We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays any costs associated with proxy solicitation.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but we are under no obligation to accept or reject a late proxy.

If you want to attend the meeting as a guest — In-person attendance at the meeting is open only to registered shareholders, non-registered shareholders and duly appointed proxyholders. All other interested guests are welcome to attend the meeting in one of these ways:

Online –	go to https://cibcvirtual.com/agm2025 to join the live webcast; or

Phone –

call 416 340-2217 (local) or 1 800 806-5484 (toll-free in Canada and the United States) passcode 7053922# (English) or 514 392-1587 (local) or 1 800 898-3989 (toll-free in Canada and the United States) passcode 9040336# (French) for an audio only experience.

Go Paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and helps reduce the environmental impact associated with paper.

If you are a registered shareholder, go to services.tsxtrust.com/edelivery,

select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

If you are a non-registered shareholder, go to www.proxyvote.com and use the control number provided on your voting instruction form.

10	C I B C P R O X Y C I R C U L A R

Directors

Director Nominees

There are 13 director nominees. Each nominee was elected at the last Annual Meeting of Shareholders held on April 4, 2024, except Mr. François Poirier who was appointed to the Board effective September 1, 2024.

Mr. Charles Brindamour is retiring at the close of our meeting. The Board would like to thank Mr. Brindamour for his years of dedicated service to the Board and to CIBC.

Information on each nominee starts on page 12 and is current as of February 6, 2025. Below are key highlights about CIBC’s Board composition, assuming each nominee is elected by shareholders(1). In addition, we note that none of the director nominees identify as living with disability(2). For information about the nomination process see the Statement of Corporate Governance Practices — “Director Nomination Process” and “Director Tenure” starting on page 42.

(1)	All nominee data is based on self-identification and voluntarily disclosed as of February 6, 2025.

(2)	Persons with disabilities are those who self-identify as having long-term, temporary or recurring physical, mental, sensory, psychological or learning differences.

(3)

Indigenous peoples refers to the original inhabitants of Canada and their descendants, including First Nations, Inuit, and Métis peoples. Reporting also includes those who self-identify as having mixed or other Indigenous ancestry, based on the aforementioned definition.

(4)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities is defined as persons - other than Indigenous peoples - who self-identify as non-white.

(5)	Members of the LGBTQ+ community refers to those who self-identify as lesbian, gay, bisexual, asexual, queer, two spirit, trans man, trans woman, non-binary and other.

C I B C P R O X Y C I R C U L A R	11

Directors

AMMAR ALJOUNDI, Toronto, Ontario, Canada

Director since: 2022

Age: 60

Independent

2024 Shareholder

votes in favour: 99.5%

Key Skills and Experiences:
• Environmental, Social and Governance (ESG)	• Risk Management/Risk Governance
• Financial Expertise	• Strategy

Principal occupation: President and Chief Executive Officer, Agnico Eagle Mines Limited

Experience:  Mr. Aljoundi was appointed President and Chief Executive Officer of Agnico Eagle Mines Limited in February 2022. Prior to this, he was President of Agnico Eagle from 2015 to 2022. Mr. Aljoundi also served as Agnico’s Senior Vice-President and Chief Financial Officer and has over 20 years of experience in finance and business strategy. Mr. Aljoundi has extensive experience in mining, capital markets and banking. Prior to 2015 he served in various senior financial roles at Barrick Gold Corporation, including Executive Vice-President and Chief Financial Officer, Senior Vice-President of Capital Allocation and Business Strategy and Senior Vice-President of Finance. He held senior roles at Barrick South America, including Executive Director and Chief Financial Officer and was also Vice-President Structured Finance at Citibank, Canada.

Education: Mr. Aljoundi holds a Mechanical Engineering degree (with distinction) from the University of Toronto and a Master of Business Administration degree (with honours) from Western University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Agnico Eagle Mines Limited – since February 2022	–

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings
Overall attendance: 100% Board: 12/12 Risk Management Committee: 13/13

CIBC equity – Mr. Aljoundi meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	12,000	11,369	23,369	2,124,943	2.7x

2024	12,000	7,553	19,553	1,247,481	1.6x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

12	C I B C P R O X Y C I R C U L A R

Directors

NANCI E. CALDWELL, Woodside, California, USA

Director since: 2015

Age: 66

Independent

2024 Shareholder

votes in favour: 99.2%

Key Skills and Experiences:
◾ Environmental, Social and Governance (ESG)	◾ Information Technology
◾ Human Resources Management/Compensation	◾ Strategy

Principal occupation: Corporate Director

Experience:  Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the US from 1982 to 2001. Ms. Caldwell has served on several public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. Ms. Caldwell has served as a director on private company boards, including JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.

Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.

Other public company board directorships during last five years

Current:	Current committee memberships:

Equinix, Inc. – since 2015 Procore Technologies Inc. – since 2020	Nominating and Governance (Chair); Talent, Culture and Compensation Compensation (Chair); Nominating and Governance

Former:

Citrix Systems, Inc. – 2008 to Sept 2022 (ceased to be a public company in 2022)

Donnelley Financial Solutions Inc. – 2016 to Jun 2020

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Corporate Governance Committee (Chair): 10/10

Management Resources and Compensation Committee: 8/8

CIBC equity - Ms. Caldwell meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	24,932	0	24,932	2,267,067	2.0x

2024	22,212	0	22,212	1,417,126	1.3x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3924 for 2024 and US$1.00 = C$1.3868 for 2023 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	13

Directors

MICHELLE L. COLLINS, Chicago, Illinois, USA

Director since: 2017

Age: 64

Independent

2024 Shareholder

votes in favour: 99.3%

Key Skills and Experiences:
• Financial Expertise	• Legal/Regulatory/Compliance
• Financial Services	• Strategy

Principal occupation: President, Cambium LLC

Experience:  Ms. Collins has been President of Cambium LLC since 2007. Cambium is a Chicago- based business and financial advisory firm that serves small and medium-sized businesses. She has 30 years of experience in corporate governance, investment banking, and private equity. She also has significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins is a director of CIBC Bancorp USA Inc. and CIBC Bank USA and chair of their Audit Committees. She is a member of the Global Risk Institute, the Advisory Boards of Svoboda Capital Partners, LLC, and Cedar Street Asset Management. Ms. Collins serves on several philanthropic and non-profit boards, including the Griffin Museum of Science and Industry and Navy Pier, Inc, and is the former chair of the Board of Trustees of National Louis University.

Ms. Collins received the Daniel H. Burnham Award for Distinguished Leadership in 2024 from the Chicagoland Chamber of Commerce in recognition for her remarkable accomplishments and contributions to the community. She received the Bertha Honoré Palmer Making History award for distinction in civic leadership in 2023 and is a past recipient of the Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women’s lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business.

Other public company board directorships during last five years

Current:	Current committee memberships:

Ryan Specialty Group Holdings, Inc. – since 2021	Audit

Ulta Beauty Inc. – since 2014	Audit; Compensation

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Audit Committee: 10/10

CIBC equity – Ms. Collins meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of SharesDSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	2,714	43,201(5)	45,914	4,175,051	3.7x

2024	2,714	37,347(5)	40,061	2,555,892	2.3x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3924 for 2024 and US$1.00 = C$1.3868 for 2023 reflecting the foreign exchange rate on the last trading day of the fiscal year.

(5)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

14	C I B C P R O X Y C I R C U L A R

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada

Director since: 2014

Age: 59

Not Independent

See “Director

Independence”

on page 40.

2024 Shareholder

votes in favour: 99.7%

Key Skills and Experiences:
• Financial Expertise	• Human Resources Management/Compensation
• Financial Services	• Strategy

Principal occupation: President and Chief Executive Officer, CIBC

Experience: Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Over the course of his career, Mr. Dodig has also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig is past Chair of the Business Council of Canada and is a Trustee of the Brookings Institution. He was President of the 2022 International Monetary Conference. Mr. Dodig is committed to inclusion, both to strengthen our social fabric and as an economic imperative. He serves as Chair of CIBC’s Inclusion Leadership Council and is past Co-Chair of the BlackNorth Initiative. He is a recipient of the 2017 Catalyst Canada Honours Champion award, past Chair of the Catalyst Canada Advisory Board, and past Chair of the 30% Club Canada.

Education: Mr. Dodig holds a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College), a Master of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, and a Diploma from the Institut d’études politiques in Paris. He has received an honorary Doctor of Laws degree from Toronto Metropolitan University and an honorary Doctorate from St. Michael’s College.

Other public company board directorships during last five years

Current:	Current committee memberships:

TELUS Corporation – Since May 2022	Pension

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Mr. Dodig does not receive compensation for his services as a director. For information on Mr. Dodig’s equity ownership, see “2024 NEO compensation” on page 76 of the Circular.

C I B C P R O X Y C I R C U L A R	15

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 69

Independent

2024 Shareholder

votes in favour: 96.4%

Key Skills and Experiences:
• Financial Expertise	• Human Resources Management/Compensation
• Financial Services	• Strategy

Principal occupation: Corporate Director

Experience: Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the US. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a director of CIBC Bancorp USA Inc., CIBC Bank USA and a director and board chair of CIBC National Trust Company. Mr. Kelly is also a member of the Canadian Public Accountability Board.

Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years

None

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Corporate Governance Committee (as of April 2024): 6/6 Management Resources and Compensation Committee (Chair): 8/8

CIBC equity – Mr. Kelly meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	12,404	65,754	78,158	7,106,907	8.9x

2024	12,404	58,778	71,182	4,541,412	5.7x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

16	C I B C P R O X Y C I R C U L A R

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, USA

Director since: 2016

Age: 63

Independent

2024 Shareholder

votes in favour: 99.6%

Key Skills and Experiences:
• Financial Services	• Legal/Regulatory/Compliance
• Information Technology	• Risk Management/Risk Governance

Principal occupation: Corporate Director

Experience: Ms. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation from 2013 to 2018. She held various progressively senior roles in technology, operations and business management at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, she held several leadership roles at Citigroup for 12 years. Ms. Larsen is a Limited Partner Advisor at NYCA Partners and Vice-Chair of the Board of Trustees of Syracuse University.

Education: Ms. Larsen holds a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College and a Master of Library Science degree from Syracuse University (University Fellow).

Other public company board directorships during last five years

Former:

Datto Holding Corp. – 2021 to June 2022

Paya Holdings, Inc. – 2020 to May 2022

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Management Resources and Compensation Committee: 8/8

CIBC equity – Ms. Larsen meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	24,863	0	24,863	2,260,793	2.0x

2024	22,948	0	22,948	1,464,082	1.3x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3924 for 2024 and US$1.00 = C$1.3868 for 2023 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	17

Directors

MARY LOU MAHER, Toronto, Ontario, Canada

Director since: 2021

Age: 64

Independent

2024 Shareholder

votes in favour: 98.8%

Key Skills and Experiences:
• Financial Expertise	• Human Resources Management/Compensation
• Financial Services	• Risk Management/Risk Governance

Principal occupation: Corporate Director

Experience: Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher was with KPMG since 1983, in various executive and governance roles, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher was a member of the World Economic Forum focused on Human Rights – the business perspective, and has served on other not-for-profit boards, including as Chair of Women’s College Hospital and a member of the CPA Ontario Council. She is a member of the Canadian Public Accountability Board. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher completed the Competent Board for ESG Program.

Education: Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

Other public company board directorships during last five years

Current:	Current committee memberships:

CAE Inc. – since May 2021	Human Resources (Chair)

Magna International Inc. - since May 2021	Audit (Chair); Technology

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Audit Committee (Chair): 10/10 Corporate Governance Committee (since April 2024): 6/6

CIBC equity - Ms. Maher meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	3,356	14,397	17,753	1,614,280	2.0x

2024	3,356	11,288	14,644	934,287	1.2x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

18	C I B C P R O X Y C I R C U L A R

Directors

THE HONOURABLE WILLIAM F. MORNEAU, P.C., Toronto, Ontario, Canada

Director since: 2022

Age: 62

Independent

2024 Shareholder

votes in favour: 99.5%

Key Skills and Experiences:
• Environmental, Social and Governance (ESG)	• Public/Government Relations

• Human Resources Management/Compensation	• Strategy

Principal occupation: Corporate Director

Experience: Mr. Morneau was Canada’s Minister of Finance, a member of Parliament for Toronto Centre, Governor at the International Monetary Fund and at the World Bank from 2015 to 2020. He was also active in international socio-economic forums including the OECD. From 1990 to 2015, Mr. Morneau led Morneau Shepell, which became the largest human resource and pension services provider in Canada during that time. Mr. Morneau previously was Senior Fellow at the Jackson Institute at Yale University and served as Chair of St. Michael’s Hospital, Covenant House, and the C.D. Howe Institute. He is currently Chair of NovaSource Power Services, Chair of the Advisory Board of Magnet at Toronto Metropolitan University, Member of The Wilson Center’s Canada Institute Advisory Board, Co-chair of the National Arts Centre’s The Next Act Campaign, Distinguished Fellow at the Munk School of Global Affairs and Public Policy at the University of Toronto and Executive in Residence at the Rotman School of Management at the University of Toronto.

Education: Mr. Morneau holds a Bachelor of Arts degree from Western University, a Master of Science degree from London School of Economics and a Master of Business Administration degree from INSEAD.

Other public company board directorships during last five years

Current:	Current committee memberships:

Clairvest Group Inc – since June 2022	Audit

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 97%

Board: 12/12

Corporate Governance Committee (since April 2024): 6/6

Risk Management Committee: 12/13

CIBC equity - Mr. Morneau meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	0	9,998	9,998	909,118	1.1x

2024	0	5,813	5,813	370,869	0.5x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	19

Directors

MARK W. PODLASLY, M.S.M., Vancouver, British Columbia, Canada

Director since: 2023

Age: 59

Independent

2024 Shareholder

votes in favour: 99.6%

Key Skills and Experiences:
◾ Environmental, Social and Governance (ESG)	◾ Public/Government Relations

◾ Human Resources Management/Compensation	◾ Strategy

Principal occupation: Chief Executive Officer, First Nations Major Projects Coalition

Experience: Mr. Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Executive Officer at the First Nations Major Projects Coalition, a national 170 Indigenous nation collective that seeks ownership of major projects such as pipelines, electric utilities, and mining support infrastructure. Mr. Podlasly counsels Indigenous governments across Canada on the establishment of trusts to invest revenues from resource development. He is Chair of the First Nations (Pacific Trails Pipeline) Group Limited Partnership and a Trustee of Nlaka’pamux Nation Legacy Trust. He is an Advisor to Public Matters, sits on the advisory board of Canada 2020, a Fellow at the Public Policy Forum of Canada, and a Director of the Development Partners Institute.

In 2017, Mr. Podlasly was awarded the Governor General of Canada’s Meritorious Service Medal for Indigenous leadership in establishing Teach For Canada–Gakinaamaage, a non-profit organization that works with northern First Nations to recruit and support committed teachers. He has advised many leading international companies on corporate education, strategy, leadership, and globalization programs. Mr. Podlasly is a regular speaker at global business and governance events.

Education: Mr. Podlasly holds a Bachelor of Arts degree from Trinity Western University, a Master of Public Administration from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current:	Current committee memberships:

Hydro One – since June 2022	Audit; Human Resources

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Audit Committee: 10/10

CIBC equity – Mr. Podlasly has until November 1, 2028 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	0	4,721	4,721	429,281	0.5x

2024	0	1,111	1,111	70,882	0.1x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

20	C I B C P R O X Y C I R C U L A R

Directors

FRANÇOIS L. POIRIER, Calgary, Alberta, Canada

Director since:

September 2024

Age: 58

Independent

2024 Shareholder

votes in favour: n/a

Key Skills and Experiences:

◾ Environmental, Social and Governance (ESG)	◾ Risk Management/Risk Governance

◾ Financial Services	◾ Strategy

Principal occupation: President and Chief Executive Officer, TC Energy Corp.

Experience: Mr. Poirier became President and Chief Executive Officer of TC Energy in January 2021 after spending seven years in roles with progressively increasing responsibility, including as Chief Operating Officer and Executive Vice-President, Strategy and Corporate Development. Mr. Poirier has 35 years of professional experience in leadership, strategy, ESG, investment banking and capital markets, consulting and governance. Prior to joining TC Energy, he was the founding President of Wells Fargo Securities, Canada, after spending 17 years with JP Morgan Securities. He is a member of the board of TC Energy Corp. as well as the Business Council of Canada and the American Petroleum Institute. Mr. Poirier has acted as an independent advisor to the Government of Canada’s ministries of Finance and Natural Resources on strategic matters and lectured at York University’s Schulich School of Business in the MBA program. His community service has included serving as Chair of the North York Harvest Food Bank as well as Co-Chair of the Special Olympics Canada Winter Games, Calgary 2024.

Education: Mr. Poirier holds a Bachelor of Operations Research (Magna Cum Laude) from the University of Ottawa and a Master of Business Administration degree (with distinction) from the Schulich School of Business at York University. He graduated from the Institute of Corporate Directors’ Directors Education Program at the University of Toronto.

Other public company board directorships during last five years

Current:	Current committee memberships:

TC Energy Corp. – since January 2021	–

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board (since September 2024): 2/2

Risk Management Committee (since September 2024): 2/2

CIBC equity – Mr. Poirier has until 2029 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	0	1,294	1,294	117,663	0.2x

(1)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025.

(3)	“Total value of Shares/DSUs” for 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	21

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Chair of the Board

since: 2021

Age: 62

Independent

2024 Shareholder

votes in favour: 97.3%

Key Skills and Experiences:

◾ Financial Expertise	◾ Risk Management/Risk Governance

◾ Financial Services	◾ Strategy

Principal occupation: Chair of the Board, CIBC

Experience: Ms. Stevenson has been Chair of the Board of CIBC since 2021. She has extensive business and corporate governance experience, having served on numerous public company and not-for-profit boards in Canada and the US over the past two decades, where she has consistently assumed leadership roles. Previously, Ms. Stevenson was a financial executive in the telecommunications and banking sectors. Ms. Stevenson is a director of CIBC Bancorp USA Inc., CIBC Bank USA and a member of the Board of Directors of Unity Health Toronto. Ms. Stevenson has been named one of the Top 100 Most Powerful Women in Canada and is a recipient of the 2025 ICD Fellowship Award, the highest distinction for corporate directors in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D. Ms. Stevenson was awarded the degree of Doctor of Laws, honoris causa from Carleton University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Open Text Corporation – since 2008	Audit

Former:

Capital Power Corporation – 2017 to Aug 2023

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board (Chair): 12/12

CIBC equity – Ms. Stevenson meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	63,978	0	63,978	5,817,520	7.3x

2024	62,249	0	62,249	3,971,486	5.0x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

22	C I B C P R O X Y C I R C U L A R

Directors

MARTINE TURCOTTE, Ad.E., Verdun, Québec, Canada

Director since: 2014

Age: 64

Independent

2024 Shareholder

votes in favour: 98.8%

Key Skills and Experiences:

◾ Environmental, Social and Governance (ESG)	◾ Legal/Regulatory/Compliance

◾ Information Technology	◾ Public/Government Relations

Principal occupation: Corporate Director

Experience: Ms. Turcotte was Vice Chair, Québec of BCE Inc. and Bell Canada from 2011 to 2020. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008, and she was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is a member of the Board of Directors of Canadian Institute for Advanced Research (CIFAR), a member of the Board of Directors of the Institute for Governance of Private and Public Organizations (IGOPP) and she is a McGill Governor Emerita. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted into the Hall of Fame of the Top 100 Most Powerful Women in Canada, received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence, and was awarded both the Queen’s Gold and Diamond Jubilee Medal in recognition of her contributions to Canada. Ms. Turcotte is the former Chair of the Judicial Compensation and Benefits Commission.

Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current:	Current committee memberships:

Empire Company Limited/Sobeys Inc. – since 2012	Human Resources

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Audit Committee: 10/10

Corporate Governance Committee (to April 2024): 4/4

Management Resources and Compensation Committee (from April 2024): 5/5

CIBC equity – Ms. Turcotte meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	824	51,905	52,729	4,794,648	6.0x

2024	824	47,498	48,322	3,082,944	3.9x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

C I B C P R O X Y C I R C U L A R	23

Directors

BARRY L. ZUBROW, West Palm Beach, Florida, USA

Director since: 2015

Age: 71

Independent

2024 Shareholder

votes in favour: 99.4%

Key Skills and Experiences:

◾ Financial Services	◾ Legal/Regulatory/Compliance

◾ Information Technology	◾ Risk Management/Risk Governance

Principal occupation: Chief Executive Officer, ITB LLC

Experience: Mr. Zubrow has been Chief Executive Officer of investment management firm ITB LLC since 2021, after serving as President of ITB LLC since 2003. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 45 years of financial services experience. He has served as a lecturer at the University of Chicago Law School. Mr. Zubrow is a director and board chair of CIBC Bancorp USA Inc. and CIBC Bank USA. He is a director of MIO Partners and Accellix, is an Emeritus Manager of Haverford College and a member of the Council on Foreign Relations.

Education: Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers. He has a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Former:

Hudson Executive Investment Corp. III – 2021 to December 2022

Fiscal 2024 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 12/12

Corporate Governance Committee: 10/10

Risk Management Committee (Chair): 13/13

CIBC equity – Mr. Zubrow meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2025	18,588	12,851	31,439	2,858,748	2.6x

2024	18,588	9,461	28,049	1,789,526	1.6x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 6, 2025 (the date of information in our 2025 Circular) and February 8, 2024 (the date of information in our 2024 Circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 6, 2025 and February 8, 2024.

(3)

“Total value of Shares/DSUs” for 2025 and 2024 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2024 ($90.93) and December 29, 2023 ($63.80).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3924 for 2024 and US$1.00 = C$1.3868 for 2023 reflecting the foreign exchange rate on the last trading day of the fiscal year.

24	C I B C P R O X Y C I R C U L A R

Directors

Board and committee meeting frequency and overall attendance in fiscal 2024

Director attendance at regular Board and standing committee meetings by director nominees during fiscal 2024 is set out below. Individual director nominee attendance is in their biographies starting on page 12. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 44.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Number of Regular Meetings	Number of Special Meetings

Board	11	1	100%

Audit Committee	10	0	100%

Corporate Governance Committee	6	4	100%

Management Resources and Compensation Committee	7	1	100%

Risk Management Committee	7	6	100%

Attendance of directors not standing for re-election

Mr. Brindamour is retiring from the Board. During fiscal 2024, Mr. Brindamour attended 100% of all regular Board and Risk Management Committee meetings.

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig who is not independent because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are also independent under the Board of Directors Independence Standards, available at www.cibc.com. These standards incorporate the Affiliated Persons Regulations under the Bank Act (Canada), the corporate governance rules of the New York Stock Exchange (NYSE), the CSA’s Corporate Governance Guidelines and the expectations contained in OSFI’s Corporate Governance Guideline. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” beginning on page 40.

C I B C P R O X Y C I R C U L A R	25

Directors

Director nominee skills and experience

All director nominees have skills and experience acquired from senior roles in major organizations. The table below outlines the specific skills and experiences identified by each nominee through a self-assessment questionnaire, along with a descriptor for each skill or experience. Since these descriptors were introduced in 2025, the self-assessment outcomes may differ from those of previous years. The key skills of the director nominees are set out in their biographies on pages 12 to 24.

(1)

Includes experience relating to environmental and climate matters, including climate risk or environmental management acquired from positions in organizations with significant climate and/or sustainability-related considerations in business strategy and operations.

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee (CGC) evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, the Toronto-Dominion Bank, Manulife Financial and Sun Life Financial.

The CGC reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The CGC also considers the evolving complexity of CIBC businesses and its regulatory environment, the increasing engagement of directors with regulators and other stakeholders, the workload and time commitment of Board members, and CIBC’s ability to remain competitive with peers in attracting and retaining directors with the expertise and experience required for CIBC’s Board. Based on its review in June 2024, the CGC did not recommend any changes to director compensation for fiscal 2025.

26	C I B C P R O X Y C I R C U L A R

Directors

Director compensation components

The table below sets out the components of director compensation(1)(2).

For Fiscal 2025 ($)

Annual Retainers

Cash (may be taken as cash, shares or DSUs(3))

Chair of the Board(4)	195,000

Other Directors(5)	100,000

Equity (may be taken as shares or DSUs)

Chair of the Board(4)	290,000

Other Directors	160,000

Committee Chair	50,000

Committee membership in excess of one(6)	15,000

Meeting Attendance and Travel Fees

Ad-hoc committees (per meeting)	1,000

Travel (per trip)(7)	2,000

(1)

Directors receive additional compensation for serving on boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA (the US Boards). See “Director Compensation” table on page 28 for additional information.

(2)	CIBC directors who are US citizens and whose primary residence is in the US are paid their director compensation in US dollars.

(3)

A Deferred Share Unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when they are no longer a director of CIBC or of a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(4)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.

(5)	Paid for service on the Board and one committee.

(6)	Paid for service on each additional committee in excess of one (excluding special ad-hoc committees and committee chairs).

(7)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for the cost of travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 94 “Restrictions on trading and hedging CIBC Securities”.

C I B C P R O X Y C I R C U L A R	27

Directors

Director compensation table

The table below sets out total compensation payable to independent directors during fiscal 2024 and includes compensation paid to directors who were asked to serve on the boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

	Fees Earned(2)						Allocation of Fees

Name(1) (all figures in C$)	Annual Retainer		Committee Member and Chair Retainers	Travel Fees	All Other Compensation(3)	Total Compensation	Cash	Share-Based
	Equity	Cash						Common Shares	DSUs

Ammar Aljoundi	160,000	100,000	-	2,000	-	262,000	-	-	262,000

Charles Brindamour	160,000	100,000	-	2,000	-	262,000	-	262,000	-

Nanci Caldwell	219,121	136,951	68,475	13,736	-	438,283	219,162	219,121	-

Michelle Collins	219,121	136,951	-	10,989	313,619	680,680	354,704	-	325,976

Luc Desjardins(4)	68,444	42,778	6,417	4,000	13,367	135,006	53,195	-	68,444

Kevin Kelly	160,000	100,000	50,000	2,000	280,749	592,749	280,749	-	312,000

Christine Larsen	219,121	136,951	-	13,736	-	369,808	150,687	219,121	-

Mary Lou Maher	160,000	100,000	50,000	2,000	15,000	327,000	108,000	-	219,000

William Morneau	160,000	100,000	8,583	2,000	15,000	285,583	-	-	285,583

Mark Podlasly	160,000	100,000	-	10,000	-	270,000	-	-	270,000

François Poirier	26,667	16,667	-	4,000	-	47,334	-	-	47,334

Katharine Stevenson	290,000	195,000	-	-	253,358	738,358	448,358	290,000	-

Martine Turcotte	160,000	100,000	15,000	8,000	-	283,000	123,000	-	160,000

Barry Zubrow	219,121	136,951	68,475	13,736	358,811	797,094	577,973	-	219,121

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 90 for Mr. Dodig’s compensation as President and Chief Executive Officer.

(2)

Amounts paid in US dollars to CIBC directors who are US citizens and whose primary residence is in the US were converted to Canadian dollars using the WM/Reuters exchange rate on the following payment dates:

◾  US$1.00 = C$1.3468 on February 8, 2024

◾  US$1.00 = C$1.3681 on May 9, 2024

◾  US$1.00 = C$1.3732 on August 15, 2024

◾  US$1.00 = C$1.3899 on November 14, 2024

(3)	Amounts reported under “All Other Compensation” include the following:

◾  Fees of $1,000 per meeting paid to Ms. Maher, Mr. Morneau and Mr. Zubrow as members of an ad-hoc committee of the Board.

◾

Fees paid for serving on the boards and committees of the US Boards. Each of Ms. Collins, Mr. Kelly, Ms. Stevenson and Mr. Zubrow received US$185,000 for serving as a director on the US Boards. In addition, Mr. Zubrow received US$50,000 for serving as Chair of the US Boards; Ms. Collins received US$30,000 for serving as Chair of the Audit Committee; and Mr. Kelly received US$20,000 for serving as Chair of the Private Wealth Oversight Committee. Each of Ms. Collins and Mr. Zubrow received fees of US$1,000 per meeting as members of an ad-hoc committee of the US Boards. These amounts were converted to Canadian dollars at the rates set out in note (2).

(4)

Mr. Desjardins retired from the Board on April 4, 2024. In honour of his service, Mr. Desjardins received a retirement gift valued at $3,367 and CIBC made a total $10,000 donation to two registered Canadian charities of his selection. These amounts are reported under “All Other Compensation”.

28	C I B C P R O X Y C I R C U L A R

Directors

Director equity ownership guideline

The Board expects directors to hold at least eight times the annual non-chair cash retainer ($800,000) in common shares and/or DSUs within five years after joining the Board. Equity ownership is reviewed on a regular basis.

Based on director fees effective November 1, 2024 for fiscal 2025, directors must take $160,000 of their $260,000 annual retainer (62%) in either CIBC common shares or DSUs. The Chair of the Board must take $290,000 of the Chair’s $485,000 annual retainer (60%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs. New directors are expected to take half of their cash retainer in equity until the equity ownership guideline is reached.

Each nominee who is currently a director has met the equity ownership guideline except for Mark Podlasly, who joined the Board on November 1, 2023 and François Poirier, who joined the Board on September 1, 2024. Each of these director nominees is acquiring equity under our director compensation program to reach the equity ownership guideline by their target date.

Each director nominee’s equity ownership interest in CIBC is set out in their biography on pages 12 to 24.

C I B C P R O X Y C I R C U L A R	29

Board Committee Reports

The Board has five standing committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, Risk Management Committee, and the newly established Technology Committee, which was formed as of November 1, 2024. Committee mandates can be found at www.cibc.com. Committee activities during fiscal 2024 are summarized below.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements and related MD&A; (ii) monitor the system of internal control, including internal controls over financial reporting; (iii) monitor CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and service quality of the external auditor; (vi) oversee the performance of the internal audit function; (vii) oversee the processes and controls around ESG disclosures in the Annual Report, Sustainability Report and other material ESG disclosure documents; and (viii) act as the audit committee for certain federally regulated subsidiaries.

Responsibility	2024 Highlights
Financial Reporting and Internal Controls

◾ Recommended Board approval of quarterly and annual financial statements.

◾ Reviewed significant areas of accounting and disclosure judgment and key audit matters, including those relating to:

–  the measurement of expected credit losses under International Financial Reporting Standard (IFRS) 9;

–  the assessment of impairment for goodwill and other assets;

–  the valuation of financial instruments;

–  tax, legal, US deposit insurance and restructuring-related provisions and disclosures; and

–  updates to future accounting standards, including IFRS 18 Presentation and Disclosure in Financial Statements and Amendments to Classification and Measurement of Financial Instruments, and amendments to IFRS 9 and IFRS 7.

◾ Reviewed the implementation of IFRS 17 Insurance Contracts.

◾ Received periodic updates on areas of significant qualitative and quantitative judgements and estimates, as well as regulatory developments impacting financial statement disclosures.

◾ Received updates on the OSFI Assurance Guidelines and the associated work required to support the requirements.

◾ Received updates on the developments related to the US Sarbanes-Oxley Act of 2002 (SOX).

◾ Reviewed reports on internal controls over financial reporting from management and EY; received quarterly reports from the Chief Auditor, including Internal Audit’s opinion on the control environment and key themes; and received updates from Strategic Business Units (SBU) and functional groups on their control environment.

◾ Reviewed the quarterly and annual fraud risk reports, quarterly Anti-Bribery and Anti-Corruption (ABAC) reports and approved updates to the ABAC Policy.

◾ Received updates on regulatory developments related to ESG reporting and related trends, and reviewed CIBC’s ESG disclosures in the Sustainability Report, Climate Report, and the Annual Report, including the MD&A.

External Auditors

◾ Approved the scope of services, terms of engagement, annual audit plan, including audit work in areas related to key areas of judgement, and recommended Board approval of the associated fees of EY.

◾ Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services Policy.

◾ Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements, application of professional skepticism and significant auditor judgment.

◾ Discussed quarterly review results and annual audit findings with EY and reviewed key audit matters set out in the auditor’s report.

◾ Reviewed EY’s written statement of objectivity and independence.

◾ Completed an annual assessment of EY’s audit quality, effectiveness and service quality and recommended their re-appointment for shareholder approval.

30	C I B C P R O X Y C I R C U L A R

Board Committee Reports

External Auditors

◾ Monitored audit quality indicators:

–  Received updates from EY on regulatory developments affecting auditors, and their impact on the bank, including EY’s governance standards that emphasize audit quality; and

–  Reviewed the Canadian Public Accounting Board (CPAB) March 2024 Regulatory Oversight Report: 2023 Annual Inspections Results, and the Public Company Accounting Oversight Board (United States) (PCAOB) August 2024 Report: Staff Update on 2023 Inspection Activities.

Internal Audit Function

◾ Approved the Internal Audit charter, including the organizational framework and the Chief Auditor’s mandate and recommended Board approval of the Internal Audit’s financial plan and staff resources.

◾ Approved Internal Audit’s audit plan, including the audit scope, the risk assessment methodology and monitored its execution, including changes as required.

◾ Reviewed Internal Audit’s assessment of the oversight by Finance and Risk Management.

◾ Reviewed quarterly updates on key elements of open deficiencies for SBUs and functional groups.

◾ Reviewed the performance goals and succession plan and assessed the effectiveness and performance of the Chief Auditor.

◾ Monitored Internal Audit compliance with regulatory expectations.

◾ Reviewed results of Internal Audit’s self-assessment of its effectiveness.

Finance Function

◾ Approved the Finance organizational framework, Chief Financial Officer (CFO) mandate and recommended Board approval of Finance’s financial plan and staff resources.

◾ Reviewed the status of Finance’s progress against its strategic priorities.

◾ Reviewed the performance goals, succession plan and assessed the effectiveness and performance of the CFO.

◾ Reviewed the results of Finance’s self-assessment of its effectiveness.

Whistleblower Procedures	◾ Reviewed the quarterly Whistleblower Program Report and approved updates to the Whistleblower Policy.

Legal and Regulatory Developments

◾ Received updates on legal matters, including emerging legal risks.

◾ Monitored regulatory developments, including updates on the effect of evolving regulatory expectations on CIBC’s businesses and on the results of regulatory reviews and benchmarking.

Subsidiary Oversight	◾ Acted as Audit Committee for certain federally regulated subsidiaries. ◾ Reviewed the financial statements and management reports. ◾ Reviewed and discussed audit findings with EY and management.

Members of the Committee are Mary Lou Maher (Chair), Michelle Collins, Martine Turcotte and Mark Podlasly. All Committee members are independent and “financially literate” in compliance with the requirements of the NYSE and the CSA, and three members of the Committee are “audit committee financial experts” under the US Securities and Exchange Commission (SEC) rules.

Oversight, Evaluation and Appointment of Independent Auditors

The Audit Committee is responsible for the appointment, oversight, compensation and retention of the independent auditors. As part of its oversight responsibilities, the Audit Committee conducts an annual assessment to determine whether the retention of EY as the independent auditors continues to be in CIBC’s shareholders’ best interests, or whether to engage another independent public accounting firm as CIBC’s independent auditors. In conducting this assessment, the Audit Committee considers EY’s independence, audit quality, effectiveness and service quality. The Audit Committee also conducts a more comprehensive review every five years with the next comprehensive review scheduled for 2025. As part of this review, CIBC will consider an independent auditor tenure policy.

In conducting the assessment of EY’s independence, the Audit Committee considered a number of factors including:

(i)

the limitations on non-audit services required by CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors and the fact that EY provides only limited services other than audit and audit-related services;

(ii)

reports from EY describing its compliance with its internal policies and procedures, for which the assessments include periodic internal and external reviews of its audit and other work, assessing the adequacy of partners and other personnel working on the CIBC audit;

C I B C P R O X Y C I R C U L A R	31

Board Committee Reports

(iii)

a formal written statement by EY describing all relationships between it and CIBC that may reasonably be thought to have a bearing on independence as required by PCAOB Rule 3526, if any, including confirmation that it can continue to act as the independent registered public accounting firm for CIBC;

(iv)	partner rotation for the lead audit partner at least every five years as well as key audit partners as required under independence standards;

(v)	management’s procedures for addressing concerns related to the external auditor’s independence, if any;

(vi)	the robust regulatory framework in Canada and the United States; and

(vii)	the tenure of EY as CIBC’s independent auditors.

In conducting the assessment of EY’s audit quality, effectiveness and service quality, the Audit Committee considered a number of factors including:

(i)	EY’s objectivity and professional skepticism;

(ii)	the quality and experience of EY’s engagement team;

(iii)	external reports on audit quality (PCAOB inspection reports and annual reports from CPAB);

(iv)	an annual assessment of the overall quality of the service provided, including considering trends observed in the annual assessment relative to the prior five year comprehensive review;

(v)

the benefit of the length of time EY has served in the role of independent auditors, including EY’s capability and expertise in handling the breadth and complexity of CIBC’s business, and EY’s significant institutional knowledge and deep expertise of CIBC’s accounting policies and practices and internal controls that enhance audit quality;

(vi)	the quality and candour of EY’s communication with the Audit Committee; and

(vii)	EY’s independence from CIBC as described above.

Based on the evaluation of the above factors, the Audit Committee concluded that it was satisfied with the audit quality, effectiveness and service quality of external audit services provided by EY for 2024, and that EY continues to be independent such that it is in the shareholders’ best interest for EY to continue to serve as CIBC’s independent auditors. As a result, the Audit Committee has recommended to the Board, subject to shareholder approval, the re-appointment of EY as independent auditors of CIBC for 2025.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next Annual Meeting of Shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2024 and October 31, 2023 are set out below.

Fees billed by EY
(Unaudited, $ millions)	2024	2023

Audit fees(1)	28.8	27.3

Audit related fees(2)	3.3	3.6

Tax fees(3)	2.1	2.2

Other(4)	0.7	0.3

Total	34.9	33.4

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditors in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under the standards of the PCAOB.

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.

(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated December 4, 2024, and available at www.cibc.com.

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Board Committee Reports

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee: (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; (v) CIBC’s alignment with its purpose, strategy on ESG matters and related disclosures; and (vi) CIBC’s stakeholder engagement framework and matters relating to consumer protection, conduct and culture.

Responsibility	2024 Highlights

Governance

◾ Oversaw CIBC’s stakeholder engagement process with shareholders, shareholder advocacy groups and regulatory officials to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

◾ Continued to focus on regulatory matters including compliance with financial consumer protection frameworks, as well as complaints handling and whistleblowing requirements.

◾ Reviewed governance regulatory developments, including Bill C-59 which contained amendments to the Bank Act (Canada) to facilitate virtual-only shareholder meetings, to introduce “notice-and-access” and harmonize Board diversity disclosure requirements with Canadian corporate legislation; OSFI’s consultation on an Integrity and Security Guideline; the Competition Bureau’s consultation on the implementation of anti- greenwashing provisions; Department of Finance’s consultation paper on interlocking directorates; and upcoming SEC proposals.

◾ Reviewed key trends and insights stemming from Canadian and US bank’s proxy season.

◾ Reviewed director compensation for CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾ Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, responses to shareholder proposals, and governance disclosure in CIBC’s 2024 Management Proxy Circular.

◾ Continued to focus on board governance and structure for CIBC Bancorp USA Inc. and CIBC Bank USA.

◾ Reviewed CIBC’s Sustainability Report and Climate Report, including disclosure of ESG metrics and targets.

◾ Oversaw CIBC’s ESG strategy and governance framework, and related progress, and reviewed:

–  reports and disclosure on CIBC’s ESG practices and performance; and

–  reports to stay abreast of emerging trends, stakeholder perspectives, and industry developments on ESG matters.

◾ Received reports on CIBC’s community investment and giving strategy and activities.

◾ Reviewed and approved CIBC’s Enterprise Subsidiary Governance Framework.

Board and Committee Composition

◾ Reviewed the composition, size, and tenure of the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾ Reviewed and recommended Board approval of director nominees and determined their independence for service on the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾ Reviewed and recommended Board approval of changes in committee composition based on principles that guide committee membership and committee chair succession to balance seasoned views with fresh perspectives and ensuring the committees retain core skills and experiences among their members.

◾ Reviewed and recommended Board approval of the mandate and composition of a new standing committee of the Board – the Technology Committee.

◾ Reviewed and approved changes to the Board Diversity Policy to align terminology to CIBC’s employee policies and disclosures in the Sustainability Report.

◾ Continued Board renewal activities with support from an external consultant as needed; considered director candidates who reflect broad aspects of diversity and experience; recruited a new director for appointment to the Board; and continued to focus on Board member inclusion and succession planning.

◾ Oversaw the evaluation of the effectiveness of the Board, committees, Chair of the Board and Chief Executive Officer (CEO) with the support of an independent external advisor, developed action plans and reviewed progress reports.

◾ Oversaw the administration of CIBC’s Director Development Program and exceeded the Board’s target of dedicating at least 10% of time at regular Board and committee meetings to director education.

◾ Reviewed management reporting standards for the Board and its committees, incorporating best practices to enhance reporting quality and optimize Board meeting efficiency.

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Board Committee Reports

Conduct

◾ Reviewed conduct and culture risk reports, including reviewing and recommending Board approval of enhancements to CIBC’s Code of Conduct.

◾ Acted as the conduct review committee for CIBC and its federally regulated Canadian subsidiaries and, as such, reviewed reports on related parties and policies to foster compliance with the Bank Act (Canada) on related parties that may materially affect CIBC.

◾ Reviewed reports to support oversight of consumer protection provisions under the Bank Act (Canada) and continued engagement with the Financial Consumer Agency of Canada.

◾ Reviewed the effectiveness of CIBC’s client complaint management processes and changes to improve client experience in resolving complaints.

◾ Reviewed an annual report on the effectiveness of CIBC’s global privacy management practices to resolve issues and mitigate privacy-related risks, as well as trends and privacy regulatory developments.

◾ Reviewed and approved CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Members of the Committee are Nanci Caldwell (Chair), Kevin Kelly, Mary Lou Maher, William Morneau and Barry Zubrow. All members of the Committee are independent.

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (MRCC) is responsible for assisting the Board of Directors in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the MRCC and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 58 of this Circular.

Responsibility	2024 Highlights

Annual Goals and Measures, Performance and Compensation, Employment Arrangements and Ownership

◾ Reviewed, approved or recommended Board approval of Senior Management and Heads of Oversight Functions fiscal 2024 goals and measures, compensation targets for the upcoming year, performance against goals and year-end compensation.

◾ Approved compensation for employees whose Total Direct Compensation (TDC) exceeds the materiality threshold determined by the MRCC.

◾ Reviewed adherence to share ownership guidelines for executives and Managing Directors.

◾ Reviewed a report on executive and Managing Director severances.

◾ Reviewed quarterly reports on Risk Conduct and Performance as part of the Risk Input into Compensation process.

Talent and Succession

◾ Enhanced succession planning which included the development of Succession Planning Guides for CEO and Senior Management roles to strengthen our talent processes and governance.

◾ Recommended Board approval of Senior Management succession plans, including the CEO succession plan, after engaging in the annual comprehensive succession planning exercise and incorporating reviews as required by other Board committees. These succession plans highlight and prioritize talent in consideration of career development and growth opportunities.

◾ Reviewed CIBC’s inclusion strategy including: status of seven Inclusion at Work key performance indicators (KPIs); progress against the employment policy and practices phase of our Racial-Equity Assessment; and emerging trends.

◾ Engaged Board members in networking activities to increase exposure and connectivity to leaders and key talent.

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Board Committee Reports

Human Capital Strategy, Culture and Organizational Changes

◾ Reviewed key strategic initiatives of CIBC’s Human Capital strategy, as well as broader initiatives encompassing people, culture and brand, including periodic updates on:

–  CIBC’s ways of working, specifically our hybrid work arrangement strategy;

–  CIBC’s wellbeing strategy including the approach on health, safety and wellbeing for employees;

–  CIBC’s annual employee survey results;

–  Organizational changes across multiple business lines focused on enabling the execution of strategic priorities; and

–  Key areas of focus within our People Metrics providing data-driven insights in support of our human capital strategies.

◾ Recommended Board approval of changes to Senior Management roles by executing on our succession plans to strategically address current and future needs.

◾ Provided cross border oversight and insights through continued appointment of both the Chair of the Board and the MRCC Chair to the US Human Resources and Compensation Committee.

Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

◾ Approved the Business Performance Factor (BPF) metrics, weightings and goals used in the determination of the BPF including the detailed financial metrics (65%), as well as weightings and goals used in the Client Experience (CX) (25%) and ESG (10%) indices.

◾ Approved CIBC’s compensation philosophy, methodology and governance to ensure it aligns with current processes and practices.

◾ Reviewed and discussed the alignment of compensation with business performance and risk at both the enterprise (incentive pool/BPF) and individual level at our annual joint meeting with the Risk Management Committee. At this meeting, the Directors received insight and had the opportunity to challenge results with management.

◾ Recommended Board approval of aggregate annual incentive compensation and allocations to the SBUs and functional groups.

◾ Reviewed a report on material compensation plans.

◾ Reviewed a report on non-material compensation plans.

Pension and Benefit Plans	◾ Reviewed CIBC’s pension governance structure and activities conducted by delegates for CIBC’s pension plans. ◾ Reviewed the competitiveness of CIBC’s executive pension programs.

Governance and Controls

◾ Reviewed the annual report on Human Resource internal audits, summarizing audit ratings, number and ratings of deficiencies issued, and the effectiveness of internal controls.

◾ Reviewed Internal Audit’s independent audit report on material compensation plans.

◾ Reviewed global regulatory and governance updates related to executive compensation.

◾ Met with institutional investors to discuss aspects of CIBC’s executive compensation programs.

◾ Obtained advice from the MRCC’s independent compensation advisor on executive compensation matters.

Members of the MRCC are Kevin Kelly (Chair), Nanci Caldwell, Christine Larsen and Martine Turcotte. All members of the MRCC are independent.

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Board Committee Reports

Report of the Risk Management Committee

The Risk Management Committee’s primary function is to assist the Board of Directors in fulfilling its responsibilities for defining and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal risks identified in CIBC’s Risk Definitions Standard (including but not limited to those impacting capital, credit, liquidity, technology and information security); reviewing and approving key frameworks, policies, and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management Function.

Responsibility	2024 Highlights
Principal Business Risks

◾ Reviewed and recommended for Board approval CIBC’s Risk Appetite Framework and Enterprise Risk Appetite Statement (RAS).

◾ Approved CIBC’s SBU and functional group RASs. Reviews included how CIBC’s risk appetite translates into actionable measures for CIBC’s SBUs and functional groups, alignment to strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks, current priorities and regulatory frameworks.

◾ Reviewed Risk Management’s assessment of year-end compensation recommendations.

◾ Reviewed and recommended Board approval of the Capital Plan and Policy.

◾ Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting.

◾ Monitored and reviewed reports on CIBC’s risk profile, including management’s assessment of information technology risk and governance activities.

◾ Reviewed and recommended Board approval of the Enterprise Artificial Intelligence Framework.

◾ Monitored top and emerging risk themes, including geopolitical, macroeconomic, credit, environmental risks, tail risk events, Artificial Intelligence (AI), information and cybersecurity, Canadian consumer debt and money laundering.

◾ Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes relative to new strategies, products or services.

◾ Reviewed presentations on the risks associated with operational resilience and third party risk management as well as various business activities including quarterly business reviews (Capital Markets, Personal and Business Banking, Canadian and US Commercial Banking and Wealth Management); the Oil and Gas portfolio, Real Estate Secured Lending (RESL), Credit Cards and Personal Lending, Simplii strategy, the commercial real estate and construction portfolio and regional reviews including UK and Asia Pacific regions and CIBC Caribbean.

◾ Reviewed management’s reports on stress testing relative to macroeconomic conditions.

◾ Reviewed several special analyses and deep dives on the capital plan and stress contingent capital actions, liquidity, funding, RESL and commercial real estate portfolios, given the macroeconomic environment.

◾ Reviewed and approved certain lending commitments that exceeded management’s lending authority, as well as the tolerance for disruption statements for critical operations.

Risk Management and Compliance Functions

◾ Reviewed and recommended Board approval of the Risk Management financial plan and staff resources.

◾ Reviewed succession plans, goals and assessments of effectiveness of the Chief Risk Officer (CRO), Chief Compliance and Privacy Officer and Chief Anti-Money Laundering Officer.

◾ Reviewed results of Risk Management Self-Assessment and key mandates.

◾ Approved the fiscal 2025 Compliance Plan.

Compliance

◾ Reviewed the Chief Compliance and Privacy Officer’s quarterly report.

◾ Continued to monitor global regulatory developments, guidance and compliance with regulatory requirements.

◾ Reviewed the Privacy report on global privacy risk management, privacy incidents, regulatory notifications and changing privacy laws.

Anti-Money Laundering

◾ Reviewed the Enterprise Anti-Money Laundering Group’s quarterly report.

◾ Reviewed the Chief Anti-Money Laundering Officer’s annual report.

◾ Approved the Enterprise Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Framework.

◾ Approved the Enterprise Anti-Money Laundering Examination Plan for fiscal 2025

Members of the Committee are Barry Zubrow (Chair), Ammar Aljoundi, Charles Brindamour, William Morneau, and François Poirier (who was appointed to the Committee on September 4, 2024). All members of the Committee are independent.

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Board Committee Reports

Technology Committee (Effective Since November 1, 2024)

The primary function of the Technology Committee is to: (i) assist the Board in fulfilling its responsibilities for overseeing CIBC’s technology strategy and ensuring it allows for CIBC’s strategic plan and priorities to be carried out; (ii) guide management in the implementation of a technology program, including its organizational structure and resourcing, that meets the needs of CIBC and its subsidiaries; (iii) review and approve major technology projects frameworks and policies; and (iv) review and recommend for Board approval significant technology expenditures and transactions which exceed thresholds established by the Board. The Technology Committee has the responsibility to oversee how CIBC is advancing its foundational data and AI capabilities to further its strategic goals and improve the effectiveness of preventative controls.

Members of the Committee are William Morneau (Chair), Charles Brindamour, Nanci Caldwell, Christine Larsen and Barry Zubrow. All members of the Committee are independent.

C I B C P R O X Y C I R C U L A R	37

Statement of Corporate Governance Practices

Good governance is the foundation of our business and underpins CIBC’s purpose — to help make your ambitions a reality. CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. As a recognized leader in corporate governance, we strive each year for continuous improvements to achieve excellence in governance. This statement of corporate governance practices was last reviewed and approved by the Board in February 2025.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, external auditors and regulators.

(1)

Senior Management includes the Chief Executive Officer (CEO) and individuals who are directly accountable to the CEO. Heads of Oversight Functions includes the Chief Auditor, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Financial Officer (captured as part of Senior Management), and Chief Risk Officer (captured as part of Senior Management) Read about key elements of our governance practices:

Read about key elements of our governance practices:

39	Governance Structure

39	Board Composition

39	Board Responsibilities

40	Director Independence

42	Director Nomination Process

43	Director Tenure

44	Annual Board Evaluation Process

45	The Chief Executive Officer

45	The Chair of the Board

45	Board Committees

46	Board Access to Independent Advisors and Management

47	Director Orientation and Continuing Education

48	Director Compensation

49	Executive Compensation

49	Inclusion

50	Talent and Succession Planning

50	CIBC Code of Conduct

51	Environmental, Social and Governance

56	Subsidiary Governance

56	Stakeholder Engagement

38	C I B C P R O X Y C I R C U L A R

Statement of Corporate Governance Practices

1. Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and experienced directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board considers for approval changes to the mandates of the Board of Directors, Chair of the Board, Board Committees and Board committee chairs.

Find Mandates of the Board, Chair of the Board, Board Committees and Board committee chairs at www.cibc.com or www.sedarplus.com.

2.	Board Composition

The composition of the Board and its committees is affected by legal requirements, CIBC’s strategic priorities, and the annual Board evaluation process.

Legal requirements — The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada), Office of the Superintendent of Financial Institutions Canada (OSFI)‘s Corporate Governance Guideline, securities law and stock exchanges that list CIBC shares.

Board size — The Corporate Governance Committee (CGC) reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. If each director nominee is elected at CIBC’s 2025 Annual and Special Meeting of Shareholders, the size of the Board will be 13 directors.

Director skill set and competency matrix — The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Committee reviews the matrix regularly to verify that it reflects the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses their skills and experiences identified in the matrix. The Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and support succession planning for committee membership. The Board strives to reflect CIBC’s workforce as well as the clients and communities CIBC serves. As outlined in the “Inclusion” section beginning on page 49, the Corporate Governance Committee also considers CIBC’s Board Diversity Policy when assessing each new director candidate to the Board. Mr. Poirier was appointed to the Board on September 1, 2024. He brings extensive strategic expertise across key sectors of the North American economy, complementing the skills and experience already present on the Board. Additionally, as a prominent business leader from Western Canada, he will provide valuable insights that will support the oversight of CIBC’s ongoing execution of its client-focused growth strategy.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 26 of the 2025 Management Proxy Circular (Circular).

3.	Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. During fiscal 2024 the Board reviewed the key performance indicators relating to CIBC’s long-term strategic focus and near-term priorities. The Mandate of the Board of Directors is incorporated into this document for reference. The Board’s key responsibilities are outlined below.

Culture of integrity — The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

Strategic planning — The Board reviews and approves CIBC’s strategic, financial and capital plans, and monitors their effectiveness. In carrying out these responsibilities, the Board considers CIBC’s purpose, Environmental, Social and Governance (ESG) strategy, risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment.

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Statement of Corporate Governance Practices

Risk management — The Board approves CIBC’s risk appetite statement and, with support from the Risk Management Committee (RMC), oversees CIBC’s risk profile and processes to identify, measure, monitor and mitigate CIBC’s principal business risks.

Internal control — The Board approves CIBC’s control framework. With support from the Audit Committee (AC) and the Risk Management Committee, the Board oversees and monitors the integrity and effectiveness of CIBC’s internal controls over financial reporting, system of internal controls, and compliance with legal, regulatory, accounting and financial reporting requirements.

Human resources management — With support from the Management Resources and Compensation

Committee (MRCC), the Board oversees CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate governance — With support from the Corporate Governance Committee, the Board establishes standards which allow the Board to function independently from management and Board policies that set expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure — The Board reviews and monitors the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is crucial for the Board’s effective oversight of CIBC’s business and operations. The Board defines independence by considering regulatory requirements, best practices, and sound judgment. To assess a director’s independence, the Board applies specific independence standards, which can be found on our website. These standards include tests for evaluating a director’s independence and a description of relationships between CIBC and a director that would not compromise their independence. The Board and its committees promote independence by:	All director nominees are independent except Victor Dodig, President and CEO of CIBC, who is required by the Bank Act (Canada) to be a member of the Board.

◾	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

◾	retaining advisors when needed for independent advice and counsel;

◾	meeting without the CEO or any other member of management at every regular and special Board meeting;

◾	adhering to CIBC’s Director Tenure Policy and tenure limits (see “Director Tenure” on page 43);

◾	determining whether directors have a material interest in a transaction; and

◾	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, Canadian Securities Administrators’ (CSA) Corporate Governance Guidelines and OSFI’s Corporate Governance Guideline provisions. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on biographical information, bank records and reports, information about entities the director nominee is involved with and questionnaires completed by each director nominee.

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Statement of Corporate Governance Practices

All members of the Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, Risk Management Committee, and Technology Committee must be independent. Audit Committee members must satisfy additional independence standards under the US Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE corporate governance rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s circumstances). These “immaterial relationships” include:

◾

routine banking services where a director, their immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

◾

the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.	A director is required to obtain approval from the Chair of the Board before joining a new public company board.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers many factors when assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, which have different numerical limits on the number of boards a director may serve. However, the Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There are no interlocking board memberships among CIBC’s director nominees.

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Statement of Corporate Governance Practices

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the audit committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the Chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they must disclose that interest and, subject to the Bank Act (Canada), are recused from any Board or committee discussions and are not permitted to vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee and the Management Resources and Compensation Committee. The Board believes that the Chair’s independence is important to lead the Board in carrying out its duties.

5.	Director Nomination Process

Nominating a new candidate for election

The Board derives its strength from the diversity, relevant experience and expertise of its members. The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective knowledge and support CIBC’s strategic priorities. The Committee also considers the degree to which the Board reflects CIBC’s workforce and the clients and communities that CIBC serves to ensure a range of varied perspectives. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates which includes recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

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There are mechanisms for shareholders and others to recommend director candidates:

◾	Under the Bank Act (Canada), shareholders may propose a director nominee to be included in CIBC’s Circular, provided they hold 5% of CIBC’s outstanding common shares.

◾

Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s Circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

◾

A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

◾	continuing integrity and suitability;

◾	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;

◾	compliance with CIBC’s Code of Conduct;

◾	attendance at regular Board and committee meetings; and

◾	tenure on the Board.

6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Directors are elected by shareholders for a one-year term that expires at the next Annual Meeting of Shareholders. Under CIBC’s Director Tenure Policy, the maximum period of time a director can be on CIBC’s Board is 15 years after joining the Board (excluding the CEO who is required to be a member of the Board pursuant to the Bank Act (Canada)). A director would not stand for re-election at the Annual Meeting of Shareholders following that event. The Corporate Governance Committee may recommend a director for re-election after the expiry of their maximum term if it is in the best interests of CIBC to do so. In addition, the Chair of the Board may serve a five-year term after initial appointment as Chair of the Board, regardless of number of years served as a director.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2025 Annual and Special Meeting of Shareholders have served on CIBC’s Board. The average tenure of the director nominees is seven years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

◾	the director no longer satisfies the director qualification requirements under applicable law;

◾	there is a material change in the status of the director’s employment;

◾	the director accepts a role with a company or organization which could have a material conflict with CIBC;

◾	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

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◾	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are “withheld” than “for” will immediately tender their resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining	You can find our Majority Voting Policy at www.cibc.com.
why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

Meeting attendance record

Regular Board and committee meetings are set about four years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so.

During fiscal 2024, director nominees attended 100% of regular Board and standing committee meetings. See page 25 of the Circular for information on Board and standing committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director if it is in the best interests of CIBC to do so.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

The evaluation includes:

◾ a survey completed by each director;

◾ a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and

◾ individual one-on-one meetings between the Chair of the Board and each director, as well as with each member of Senior Management.

Every director participates in an annual self-assessment and peer review process.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership; the Board and Senior Management relationship; talent management and succession planning; strategy; compliance; risk management; ESG oversight; Artificial Intelligence (AI) oversight; stakeholder engagement; tone at the top; culture; Board structure, size and processes; director development; and Board and committee composition and operations. The survey also asks for input on areas of focus for the following year.

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One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow Board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in, and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development, and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides any director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing director education. The Board and committees monitor progress against their action plans.

8.	The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal controls; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the execution of the Board’s mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; manages director continuing education at the Board level; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

As of November 1, 2024 the Board has five standing committees. All committee members are independent. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on each committee and rotating membership to bring new ideas and insights.

Board committee succession planning

CIBC has a succession planning and selection process for Board committee membership. Each year, the Corporate Governance Committee reviews a succession plan, a committee chair’s tenure, and proposed committee member rotations. The Committee is guided by principles it established that promote fresh perspectives, draw on the experience of existing members, and retain core skills required to support a committee’s mandate. Proposed changes are recommended by the Committee to the Board for approval.

Board committee responsibilities

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and related Management’s Discussion and Analysis; monitoring the system of internal controls, including internal controls over financial reporting; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and service quality of the external auditors; overseeing the performance of the internal audit function; overseeing processes and controls around ESG disclosure in the Annual Report, Sustainability Report and Climate Report; and acting as the Audit Committee for certain federally regulated subsidiaries. The Committee annually reviews the goals of the Chief Financial Officer (CFO) and the Chief Auditor and provides input on their performance assessment which is factored into compensation. The Committee also reviews the succession plan for the CFO and the Chief Auditor. The Committee meets regularly with the external auditors, the CFO and the Chief Auditor. Three Committee members are “audit committee financial experts” under the US Securities and Exchange Commission (SEC) rules.

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The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; Board and committee composition; evaluation of Board committees and director effectiveness; director orientation and continuing education; CIBC’s alignment with its purpose, and its strategy on ESG matters and related disclosures; C IBC’s stakeholder engagement framework; and matters relating to consumer protection, and conduct and culture.

The Management Resources and Compensation Committee is responsible for assisting the Board in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Committee reviews, recommends Board approval, or approves for Senior Management and Heads of Oversight Functions, according to the Mandate: Annual Goals and Measures; Performance and Compensation; Succession; Severance; Appointment and Non-Standard Employment Arrangements. In addition, the Committee reviews and approves CIBC’s compensation philosophy, methodology and governance; recommends Board approval of annual incentive compensation funding; has duties relating to CIBC’s pension funds; and oversees the preparation of the compensation related disclosure in the Circular. The Committee also reviews CIBC’s human capital strategy, organizational culture, and their alignment with CIBC’s strategy, which includes inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to its mandate.

The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal risks identified in CIBC’s Risk Definitions Standard (including but not limited to those impacting capital, credit, liquidity, AI, technology and information security); reviewing and approving key frameworks, policies and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management function. The Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance and Privacy Officer and Chief Anti-Money Laundering Officer.

The Technology Committee is responsible for assisting the Board in fulfilling its responsibilities for overseeing CIBC’s technology strategy and ensuring it allows for CIBC’s strategic plan and priorities to be carried out; guide management in the implementation of a technology program, including its organizational structure and resourcing, that meets the needs of CIBC and its subsidiaries; review and approve major technology projects frameworks and policies; and review and recommend for Board approval significant technology expenditures and transactions which exceed thresholds established by the Board. The Technology Committee will have the responsibility to oversee how CIBC is advancing its foundational data and AI capabilities to further its strategic goals and improve the effectiveness of preventative controls.

11.	Board Access to Independent Advisors and Management

To assist the Chair of the Board, the Board and the committees in satisfying their responsibilities and to foster their independence, they may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Chair of the Board, the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to them. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management. The Corporate Governance Committee retains an independent advisor periodically to review director compensation policy and practices, as well as an external recruitment firm to identify potential director candidates.

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12.	Director Orientation and Continuing Education

CIBC’s Director Development Program provides continuing education to Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory or other developments related to the directors’ Board and committee responsibilities.

The Board exceeded its target of dedicating 10% of regular meeting time to director education.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial, and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, and members of management. Management also hosts tours of CIBC businesses and operations. When a new director is appointed to a committee, the chair of that committee arranges orientation sessions about the committee’s mandate. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2024, the Board exceeded its target of dedicating 10% of regular meeting time to director education. Director development sessions focused on new or emerging themes, such as Generative Artificial Intelligence (Gen AI), as well as regulatory matters, policy developments, and key trends relevant to CIBC. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways – at Board and committee meetings, in the annual Board performance evaluations, and through regular feedback to the Chair of the Board and committee chairs. Committee education sessions are open to all Board members.

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During fiscal 2024, directors engaged in a variety of educational sessions and activities. The key topics are summarized in the table below.

Date	Topic	Delivered to
Quarterly

•  ESG and corporate governance regulatory developments including, climate-related disclosure and incentive-based compensation regulation

•  Regulatory developments including culture and behaviour risk guidelines, and corporate governance issues under securities laws

CGC CGC, MRCC

Q1	• Cyber/Ransomware and Data Breach Trends in Financial Services • Implementing AI in Financial Crime Prevention • Fraud Prevention - Emerging Trends and Leveraging AI	Board Board Board

Q2

•  International Financial Reporting Standards (IFRS) 9 Expert Credit Judgment Overview

•  Operational Resilience Update – Safeguarding Critical Operations and Current Risk Landscape

•  Power & Prediction: The Disruptive Economics of Artificial Intelligence (AI) Systems

•  Proposed Amendments to Financial Instruments with Characteristics of Equity

•  Human Resources-Related Shareholder Proposals and Stakeholder Engagement

•  FINTRAC Modernization and Updates to the Threat Landscape

Board Board Board AC MRCC RMC

Q3

•  Bank Act Fundamentals – Consumer Provision Requirements

•  Enterprise Regulatory Compliance Management Updates

•  Data and AI Update: CIBC’s Framework for Governance and Oversight

•  Executive Compensation Framework Update

•  Hybrid Work Strategies – Market Trends

•  Key Trends and Insights from the 2024 Proxy Season: Canadian and US Banks

•  Model Risk Update

Board Board Board Board MRCC CGC RMC

Q4

•  Digital Transformation Implications for Strategy

•  US and Global Banking Landscape: The Rise of Private Credit

•  AI Strategy and Investment

•  ESG and the Private Economy

•  The Road to Net Zero: Climate Economics

•  Managing Third Party Risk

•  Canadian Public Accountability Board Presentation on Audit Quality

•  Managing Sarbanes-Oxley Requirements and Related Areas of Focus

Board Board Board Board Board Board AC AC

Annually, the Board establishes a year-long director education program that equips the Board with information to meet its governance and fiduciary duties, and to foster robust debate on challenges and opportunities facing CIBC as it continues to execute its corporate strategy. The program allows for unanticipated topics to be scheduled. The Board also encourages each director to participate in individual learning. CIBC pays for the cost of director continuing education relating to CIBC.

13.	Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Committee also reviews the workload, time commitment, and responsibility of Board members. The Committee may retain an external advisor for advice on its director compensation policy and practices.

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14.	Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluations and compensation for Senior Management and Heads of Oversight Functions and compensation for Executive Vice-Presidents. When making incentive compensation decisions, the Committee looks at several factors, which include:

◾	CIBC’s financial performance and sustainability of earnings;

◾	client experience results;

◾	ESG metrics, including progress on sustainable finance and alignment with inclusion goals; and

◾	qualitative considerations, such as performance compared to peers, and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

At the annual joint meeting with the Risk Management Committee, the Management Resources and Compensation Committee review the alignment of compensation with business performance and risk at both the enterprise (incentive pool/business performance factor (BPF)) and individual level. At this meeting, the directors receive input from and have the opportunity to challenge results from management. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for Senior Management and Heads of Oversight Functions, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15.	Inclusion

At CIBC, our goal is to create a workforce that reflects the clients and communities we serve with leaders who promote belonging and leverage the unique experiences of their teams. CIBC’s Board Diversity Policy outlines the Board’s process for board renewal which seeks the best director candidates with the desired complement of skills, expertise, experience and perspectives to fulfill the Board’s obligations and oversee CIBC’s strategic priorities effectively.	CIBC ranked #1 in Canada for gender equality by Equileap for the fourth consecutive year.

The Board also seeks to increase the degree to which its directors reflect CIBC’s workforce and the clients and communities CIBC serves, while ensuring the collective skills, expertise and experiences of Board members address regulatory requirements, including appropriate representation of financial industry and risk management expertise. This lens extends to our subsidiaries, where profiles of CIBC executives from talent segments under-represented on subsidiary boards are actively considered for openings.

On representation of women, the Board seeks to achieve gender parity and has set a goal to have at least 40% women on the Board.

Given the number of directors, the Board has not set specific goals for people of colour, Indigenous peoples, persons with disabilities or members of the LGBTQ+ community. The Corporate Governance Committee ensures that CIBC’s Board renewal process (and the mandate of any external firm engaged to support Board renewal) includes director candidates from these communities in the pool of prospects and the short-list from which the Committee identifies potential director candidates.

To assess progress against these objectives, directors voluntarily provide self-identification data to the Corporate Governance Committee annually.

Of the current director nominees(1):

◾	46% are women;

◾	two identify as people of colour(2), including one nominee who is a member of the Black community;

◾	one identifies as an Indigenous person(3); and

◾	one identifies as a member of the LGBTQ+(4) community.

For more information, see “Inclusion” on page 75 of the Circular and CIBC’s webpage at www.cibc.com.

(1)	All nominee data is based on self-identification and voluntarily disclosed as of February 6, 2025.

(2)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities are defined as persons - other than Indigenous peoples - who self-identify as non-white.

(3)

Indigenous peoples refers to the original inhabitants of Canada and their descendants, including First Nations, Inuit, and Métis peoples. Reporting also includes those who self-identify as having mixed or other Indigenous ancestry, based on the aforementioned definition.

(4)	Members of the LGBTQ+ community refers to those who self-identify as lesbian, gay, bisexual, asexual, queer, two spirit, trans man, trans woman, non-binary and other.

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16.	Talent and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that our workforce reflects the markets where we do business.

Effective planning for Senior Management succession is a core focus for our bank. Our leaders leverage CIBC’s talent framework which includes a structured process to identify, assess and develop our talent.

The Management Resources and Compensation Committee and the Board review regular updates on the progress of our talent strategy and the strength of our pipeline of future leaders. At least once a year, the Committee and the Board review succession plans for members of Senior Management (inclusive of CEO) to ensure that management and the Board have awareness of our team and succession options when promoting and/or appointing talent in key roles. A comprehensive succession strategy strengthens our leadership team by ensuring our future leaders are actively developed and culturally connected to our bank.

Through this structured approach, the Management Resources and Compensation Committee, Audit Committee, Risk Management Committee and management discuss high potential talent over a longer time horizon to ensure strong succession bench strength exists, resulting in future growth and stability in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for positions identified as Heads of Oversight Functions; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

17.	CIBC Code of Conduct

Our Code of Conduct (Code) is an important reference point in our culture and sets out an integrated framework of key principles, policies, guidelines, and processes designed to empower team members to act in a manner consistent with the highest standards of ethical and professional conduct.

This includes sections on:

◾ Acting ethically and raising concerns;	You can find our Code of Conduct at www.cibc.com.
◾ Building integrity and trust;
◾ Identifying and avoiding conflicts of interest;

◾	Promoting inclusion, respect, and safety;

◾	Safeguarding our information and assets; and

◾	Upholding our brand and representing CIBC.

Our Code is applicable to all team members – employees, contingent workers, and Board members – of CIBC and its wholly-owned subsidiaries, except as otherwise set out in the Code.

Each year, all employees and contingent workers must complete mandatory training and testing on our Code. CIBC Board members are also required to return a certificate certifying compliance with our Code.

CIBC is committed to reviewing and addressing any concerns raised by team members in a timely and fair manner, and in accordance with applicable laws and CIBC policies, guidelines, and processes. All CIBC team members are required to raise their concerns if they have questions or feel something is wrong, including for situations that are inconsistent with our Code or may be damaging to CIBC or our stakeholders.

There are a variety of mechanisms through which team members can raise their concerns, including speaking directly to their people leader, Human Resources Business Partner and/or Employee Relations Consultant and following the applicable workplace issue resolution process for their region. Alternatively, all stakeholders, including third parties such as clients and suppliers, can report concerns to CIBC, anonymously if desired, through CIBC’s confidential Whistleblower Program.

For more information about the Whistleblower Program, see “Stakeholder Engagement” on page 56 of the Circular and CIBC’s webpage at www.cibc.com.

Retaliation for raising a concern is strictly prohibited.

Changes to our Code are reviewed by the Board for approval each year. Legal requirements provide that CIBC’s Board must approve and publicly disclose waivers of the Code for Board members and certain executive officers. No waiver of the Code has been approved by the Board to date.

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18.	Environmental, Social and Governance

Inspired by our purpose to help make your ambitions a reality, we have made sustainability an essential component of our strategy development, planning and execution, focusing on ESG matters of importance to CIBC and our stakeholders.

At CIBC, all team members play a role in delivering on our ESG commitments. To drive accountability and support integration across the enterprise, through our ESG governance framework, as depicted below for fiscal 2024, we have defined responsibility for ESG for the Board of Directors, executive management, and business and functional teams responsible for day-to-day execution.	Find CIBC’s Sustainability Report at www.cibc.com.

ESG Governance Framework

Oversight

CIBC Board of Directors
The Board of Directors has oversight over CIBC’s ESG strategy and how CIBC is measuring, evaluating and monitoring its progress against strategic goals.
Overall ESG Strategy and Engagement	Specific Execution of ESG Elements Based on Mandate

Corporate Governance Committee	Risk Management Committee	Management Resources and Compensation Committee	Audit Committee

Executive Management

Senior Management
The Executive Vice-President and Chief Legal Officer, who is the executive owner of ESG across the enterprise, is a member of CIBC’s Senior Management.

Disclosure Committee
Executive-level Committee that reviews ESG disclosures following internal reviews, as part of a final step in our ESG Disclosure Review Framework.

Senior Executive ESG Council

Chaired by the Executive Vice-President and Chief Legal Officer, the Senior Executive ESG Council’s purpose is to align CIBC on delivering against its ESG strategy, evaluating and monitoring progress, and tracking against set commitments.

Execution

Governance and Execution Support

Enterprise ESG Team
Business-level and/or Regional Committees and Working Groups
Key Functional Group Teams and Strategic Business Units

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Enhancing our ESG Governance

As the landscape evolves, CIBC continues to make enhancements to our ESG governance framework to further support the operationalization of our ESG strategy. As part of this process, we assess industry practices and developments, and seek feedback from our stakeholders to inform our actions.

Key actions taken to enhance our ESG governance in recent years, including in fiscal 2024, across all levels of the organization included:

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Board oversight of ESG

In 2024, CIBC’s Board of Directors continued to play an important oversight role in our ESG journey. CIBC’s approach to ESG oversight is integrated, intentionally and by design, across Board committees aligned to key responsibilities. Through delegation by the Board, the Corporate Governance Committee oversees CIBC’s alignment to its purpose and related initiatives, our overall ESG strategy and governance framework, disclosures on CIBC’s ESG practices and performance, and related stakeholder engagement. All other committees provide oversight on the execution of relevant components of the ESG strategy and governance framework based on their mandates. Our approach to oversight also includes regular reporting, dedicated agenda time, as well as director development focused on trends and developments of impact to financial services.

Board of Directors
Overall ESG Strategy	Execution of ESG Elements Based on Mandate

Corporate Governance Committee	Risk Management Committee	Management Resources and Compensation Committee	Audit Committee

◾  As delegated by the Board, oversees CIBC’s ESG strategy and governance framework, and related disclosures and stakeholder engagement.

◾  Oversees CIBC’s climate strategy, including management of climate- related opportunities and progress on 2030 financed emission reduction targets(1).

◾  Oversees the bank’s complaint-handing policies and procedures, community investments, CIBC’s Code of Conduct, and approves the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

◾  Oversight responsibilities include defining CIBC’s risk appetite, reviewing and approving key framework and policies to identify and control principal risks, as well as overseeing the identification, measurement, monitoring, and mitigation of CIBC’s principal business risks, including climate-related risks and those with an ESG impact.

◾  Global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite, and controls.

◾  Oversees alignment of ESG performance goals with compensation as part of the Business Performance Factor, in addition to approving individual goals and measures on ESG topics for Senior Management which are then cascaded to other executives and team members across CIBC.

◾  Oversees the processes and controls around ESG disclosure in the Annual Report, Sustainability Report and other material ESG disclosure documents.

◾  Reviews the integrity of material ESG disclosures and monitors CIBC’s compliance with legal and regulatory requirements related to ESG disclosures.

(1)

Our 2030 financed emissions reduction targets are interim targets established by CIBC that are aligned to a pathway to net-zero by 2050. There are internationally recognized methodologies for setting financed emissions reduction targets that focus on the absolute reductions of financed emissions or reductions in the emissions intensity of business operations. Currently, all of the 2030 financed emissions reduction targets established by CIBC relate to the emissions intensity of business operations financed by CIBC. Please refer to the methodology outlined in CIBC’s Net-Zero Approach found at www.cibc.com.

Our committees are regularly updated by management through quarterly updates, and a summary of our Board and committees’ activities related to ESG, including climate matters, is depicted below.

Governance Body	2024 Activities Related to ESG

Board of Directors	◾ Oversaw the alignment of our corporate strategy with our purpose.

◾ Approved CIBC’s Code of Conduct, effective November 1, 2024.
◾ Received updates on CIBC’s ESG metrics and stakeholder perspectives, including regulatory developments.
◾ Approved responses to shareholder proposals on ESG matters in CIBC’s 2024 Management Proxy Circular.
◾ Received insights on the climate landscape, including global policy and regulatory developments, and key trends in renewable energy deployment and energy transition technologies.
◾ Received insights on CIBC’s client landscape and sector-specific developments related to renewables, energy, transition technologies, and power and utilities.
◾ Received updates on Indigenous Banking at CIBC, reconciliation-focused activities and market trends.

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Corporate Governance Committee	◾ Oversaw CIBC’s ESG strategy, which includes our climate strategy, and follow-up activities to support our ESG strategy.
◾ Received reports and reviewed disclosure on CIBC’s ESG practices and performance.
◾ Stayed abreast of emerging trends, industry developments, stakeholder perspectives, regulatory developments and industry standards on ESG matters, including climate, through quarterly reporting.
◾ Reviewed reports on CIBC’s community investment and giving strategy and activities.
◾ Reviewed reports on adherence to CIBC’s Code of Conduct, conduct and culture risk, and related regulatory developments.
◾ Oversaw CIBC’s stakeholder engagement process to foster transparent relationships and discuss CIBC’s governance practices, and emerging trends.
◾ Assessed reports on complying with Bank Act (Canada) provisions on consumer protection activities and CIBC’s approach to the Financial Consumer Protection Framework.
◾ Received reports on complaint handling.
◾ Approved the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Risk Management Committee	◾ Considered metrics that could have ESG impacts during the review of risk appetite statement reports and proposals.

◾ Reviewed and approved key frameworks, policies and limits related to identifying, measuring, monitoring and mitigating CIBC’s principal business risks, such as environmental, reputation, third party risks, and information and cybersecurity.

◾ Reviewed reports which included discussion of ESG considerations to oversee the potential impact on the bank and clients. This includes reputation risk, compliance and operational risks, third party risk management reports, stress testing, and reviews of specific credit portfolios and Corporate Insurance Program.

◾ Received a report on global privacy risk management, privacy incidents, regulatory notifications and changing privacy laws.
◾ Discussed emerging risk issues and trends, including climate risk, technology, information and cybersecurity, and third party risk management considerations.

Management Resources and Compensation Committee	◾ Reviewed the human capital strategy, including talent and total rewards and alignment with CIBC’s strategy, risk appetite and controls.
◾ Oversaw employee engagement and employee wellbeing.
◾ Reviewed progress against Inclusion at Work KPIs that form part of the ESG Index and the first phase of a Racial Equity Assessment on employment policies and practices.
◾ Reviewed and approved the Compensation Philosophy, Methodology and Governance.

◾ Approved the ESG Index used to determine performance against key ESG metrics tied to annual incentive compensation funding, as well as risk input into compensation, conduct risk, and the evolving regulatory environment.

◾ Reviewed stakeholder updates related to ESG.
◾ Reviewed CIBC’s 2024 Management Proxy Circular disclosure, including ESG Index disclosure.
◾ Approved Senior Management goals that include ESG metrics.
◾ Reviewed quarterly people metrics updates.

Audit Committee	◾ Reviewed CIBC’s ESG disclosure in the Sustainability Report, the Climate Report and the Annual Report, including the MD&A.
◾ Received updates on regulatory developments related to ESG reporting and related trends.
◾ Reviewed processes and controls for data collection and reporting for ESG disclosure in the Sustainability Report, the Climate Report and the Annual Report, including the MD&A.
◾ Reviewed the quarterly and annual fraud risk reports, quarterly Anti-Bribery and Anti-Corruption (ABAC) reports and approved the updates to the ABAC Policy.
◾ Reviewed the quarterly Whistleblower Report and approved updates to the Whistleblower Policy.

54	C I B C P R O X Y C I R C U L A R

Statement of Corporate Governance Practices

Advancing our ESG strategy

CIBC’s approach to ESG governance and oversight is to support the ongoing advancement of our ESG strategic priorities across our bank. CIBC has a history of ESG performance, and in late 2021, we launched a refocused ESG strategy that organized our commitments and actions across three strategic priorities: Building Integrity and Trust, Creating Access to Opportunities, and Accelerating Climate Action.

In 2024, we continued to make progress on these priorities by harnessing our resources to create positive change for our team, our clients, our communities and our planet, contributing to a more secure, equitable and sustainable future where everyone’s ambitions are made real. A selection of 2024 ESG performance highlights are summarized below.

 2024 ESG Performance Highlights

Building Integrity and Trust

◾ Developed a new Enterprise AI Framework to be operationalized beginning in fiscal 2025. Its purpose is to set out principles, governance structures and requirements to ensure CIBC manages AI solutions appropriately throughout the AI Lifecycle, while promoting business innovation and effective decision-making.

◾ Recognizing that developing a skilled and adaptable workforce is critical to the successful adoption of AI, strengthened our relationship with Vector Institute to enable professional development for CIBC team members through ongoing guidance and technical learning.

◾ Continued to make significant investments to enrich our security processes, including expanded access control and migrating to modern solutions such as a strong software-based authentication and cloud solutions, to enhance our cyber program and capabilities. This is part of our work to constantly adapt our cybersecurity strategy to further strengthen our defenses, adapt to evolving threats, protect our clients from fraud, mitigate risks associated with third parties, and enhance CIBC’s operational resilience.

Creating Access to Opportunities

◾ Established financial support awards and bursaries in several Canadian post-secondary institutions including the CIBC Co-Op Student Award for Equity and Excellence at the Ted Rogers School of Management at Toronto Metropolitan University. This award provides financial support to students from the Black and Indigenous communities and students with disabilities.

◾ Launched a bundled credit card and deposit account application for those new to Canada as part of our commitment to remove barriers to access to newcomers and make their life easier. Through an innovative ‘two for one’ application, newcomers to the country can now apply for two financial products by submitting only one online digital application, making it faster and more convenient to make key banking decisions and help advance the settlement journey.

◾ To further our commitment to support housing development in First Nations communities, continued to grow our Indigenous Housing Loan Program. In 2024, CIBC entered into partnerships with six First Nations across Canada.

Accelerating Climate Action

◾ In addition to our 2030 financed emissions reduction targets for oil and gas and power generation portfolios(1), set a 2030 financed emissions reduction target for automotive manufacturing(1). We will continue to track our performance and publish progress toward our 2030 targets for financed emissions related to these three sectors.

◾ As part of CIBC’s previously announced funding commitment in 2021, CIBC has advanced almost half of its $100 million commitment to funds investing in sectors including carbon technology, low carbon fuels, energy storage and clean hydrogen.

◾ Acted as sole structuring advisor to the Government of Canada on its updated Green Bond framework, an important step in strengthening the Canadian sustainable finance market.

(1)

Our 2030 financed emissions reduction targets are interim targets established by CIBC that are aligned to a pathway to net-zero by 2050. There are internationally recognized methodologies for setting financed emissions reduction targets that focus on the absolute reductions of financed emissions or reductions in the emissions intensity of business operations. Currently, all of the 2030 financed emissions reduction targets established by CIBC relate to the emissions intensity of business operations financed by CIBC. Please refer to the methodology outlined in CIBC’s Net-Zero Approach found at www.cibc.com.

Read more about CIBC’s focus on ESG topics and performance, including climate goals referenced in this Circular in our Sustainability Report and Climate Report, the latter of which is aligned with and follows the recommendations of the Task Force on Climate-Related Financial Disclosures framework, at www.cibc.com.

C I B C P R O X Y C I R C U L A R	55

Statement of Corporate Governance Practices

19.	Subsidiary Governance

CIBC’s Enterprise Subsidiary Governance Framework provides guidance on the oversight responsibilities between the boards of CIBC and its subsidiaries. The Enterprise Subsidiary Governance Framework outlines key principles of CIBC’s enterprise-wide approach to subsidiary governance, including board composition, director selection criteria, tenure and board size. This framework supports CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units; control and governance functions; the CIBC Board; subsidiary boards; and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing this framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on page 33 of the Circular for information on the committee’s continuing work regarding oversight responsibilities and interconnectivity among the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA. Every year, the Corporate Governance Committee reviews guidance on board composition, director selection criteria, tenure and board size for CIBC Bancorp USA Inc. and CIBC Bank USA (the US Boards). To create interconnectivity between the US Boards and the CIBC Board, the composition of the US Boards includes CIBC Board members (for example, Chair of the CIBC Board, Chair of the CIBC Risk Management Committee and Chair of the CIBC Management Resources and Compensation Committee). This approach enables the CIBC Board to oversee the US operations effectively and facilitate the exchange of information.

20.	Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is key to being a relationship-oriented bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance

Feedback from stakeholders provides valuable input to the Board.
Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings releases, other news releases that contain financial information, as well as internal controls around CIBC’s disclosure and financial reporting.

Communicating with stakeholders – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, the investment community, media and government. The Chair of the Board and senior officers meet with shareholders, shareholder advocacy groups and others in the investment community to discuss CIBC’s approach to various issues, including corporate governance, risk governance, talent management, executive compensation and ESG practices and related activities.

Whistleblowing and Confidential Whistleblower Program – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework (the CIBC Whistleblower Program) to facilitate individuals in notifying CIBC about irregular business activities or wrongdoing that could put CIBC’s integrity or reputation at risk or that is otherwise reportable under applicable whistleblower legislation, anonymously if desired, and without fear of retaliation. The policy is regularly refreshed to reflect best practices for supporting a culture of speaking up and to ensure alignment with emerging regulatory risks. CIBC’s Whistleblower Program can be accessed through a variety of secure, professional and simple mechanisms including a web portal and phone hotline operated by an independent service provider, outside of CIBC, which can be accessed 24 hours a day, 7 days a week and in multiple languages (upon request). In accordance with legal and regulatory obligations, CIBC takes steps to protect the anonymity of individuals, privacy, and the confidentiality of the information received as well as ensuring that all individuals mentioned in, or the subject of, concerns or information reported are treated fairly.

56	C I B C P R O X Y C I R C U L A R

Statement of Corporate Governance Practices

Annual Meeting of Shareholders – CIBC has integrated enhanced technology into our Annual Meeting of Shareholders format, ensuring that shareholders have options for participating in our meeting. These enhancements allow attendees to use an internet-enabled device to watch and listen to the meeting in real time, submit comments and questions as well as vote during the meeting. See details in the Circular for all the ways you can participate in our meeting.

“Say on Pay” — Shareholders can have a “say on pay” by voting on an advisory resolution regarding CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding, and does not diminish the Board’s roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions. Last year 96.6% of shareholder votes were in favor of CIBC’s approach to executive compensation.	Last year 96.6% of shareholder votes were in favor of CIBC’s approach to executive compensation.

Stakeholder Engagement — CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. For information on CIBC’s approach to ESG, please see our Sustainability website at www.cibc.com. CIBC’s Investor Relations group welcomes dialogue with stakeholders via email at InvestorRelations@cibc.com.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at Corporate.Secretary@cibc.com or, by mail at 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Requesting paper copies

Our Statement of Corporate Governance Practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at Corporate.Secretary@cibc.com or, by mail to CIBC Corporate Secretary Division at 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

C I B C P R O X Y C I R C U L A R	57

Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Dear fellow shareholder,

CIBC delivered strong performance in 2024, demonstrating the results of our client-focused strategy in action. Across CIBC, teams are delivering for clients by living the bank’s purpose – to help make their ambition a reality. The results are showing in strong organic growth in our client base, clear momentum in client experience scores, and industry leading Total Shareholder Return (TSR) for fiscal 2024. CIBC is well- positioned for continued profitable growth.

In 2024, CIBC delivered record revenue and net income as well as positive operating leverage, while building capital strength and maintaining strong credit quality. These results were driven by momentum that has been firmly established across CIBC’s strategic business units. They were further underpinned by our deep executive bench strength and commitment to fostering talent, as well as the longstanding investments our bank has made in governance and operational resilience, including in Anti-Money Laundering (AML) and cybersecurity.

Our bank’s client-focused strategy has four strategic pillars:

◾	Growing the mass affluent and private wealth franchise in Canada and the US;

◾	Expanding the digital banking offering in Canada;

◾	Delivering connectivity and differentiation to Commercial and Capital Markets clients; and

◾	Enabling, simplifying and protecting CIBC.

Consistent execution against this strategy delivered significant value for stakeholders in 2024. The bank prudently invested in talent and technology to drive growth while managing expenses effectively in an inflationary environment – contributing factors to this year’s positive operating leverage on an adjusted basis.

Highlights of the momentum across our businesses include:

◾	Attracted over 600,000 net new clients across the bank’s Canadian consumer platforms in fiscal 2024, a testament to our significant momentum and consumer appeal;

◾	Ranked number one for IFIC Mutual Fund Net Flows and number two for Long-Term Retail Mutual Fund Net Flows/Assets under management (AUM);

◾

Supported the client expansion strategy through continued strength in client experience, as demonstrated by our number one ranking within our peer group by J.D. Power for Small Business Banking Customer Satisfaction, and our second place ranking for both online and mobile banking in J.D. Power and Ipsos’ digital satisfaction studies;

◾

Sustained robust performance from our differentiated Canadian Capital Markets platform, including record results in Debt Capital Markets underwriting, and further built up our US Capital Markets platform with strategic hires and targeted expansion, helping to drive double digit revenue growth again in 2024;

◾	Strengthened our US Commercial Banking and Wealth Management platforms through strategic investments in high growth markets and teams;

◾	Maintained strong team member engagement, demonstrating the strength of the bank’s culture and the high level of engagement amongst our team in delivering for our clients; and

◾

Made strategic progress in leveraging Generative Artificial Intelligence (GenAI) capabilities within our bank to do more for our clients within a clear governance process to use Artificial Intelligence (AI) ethically and effectively.

These achievements highlight the dedication and hard work of the CIBC team, the trust and loyalty of the bank’s clients, and the steadfast support of our shareholders.

As we look ahead to 2025, thanks to a client-focused approach, diversified business model, and prudent management, CIBC has the foundation to grow our business and the momentum to continue delivering positive results. We are confident in CIBC’s ability to continue to deliver strong shareholder returns and navigate the economic environment with resilience and adaptability.

58	C I B C P R O X Y C I R C U L A R

Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Planning for the future

Our continued focus on building succession bench strength and making sustained investments in our team was a key priority in 2024. A strong leadership team is critical to building on our current momentum and furthering business performance over the long term. New and expanded accountabilities were provided to a number of senior leaders who have proven capabilities to ensure we can meet the needs of clients across the bank. Our performance in 2024 was enabled by a leadership team with a broad view of our clients’ needs and a connected culture to bring the best of CIBC to our clients.

Our executive compensation design

Our executive compensation design ensures strong alignment with shareholder interests and is linked to the successful achievement of our strategy while maintaining disciplined risk management practices. The Chief Executive Officer (CEO), all executives globally, and the majority of our employees (85%) participate in the same incentive plan referred to as Goals, Performance, Success (GPS) which focuses on pay for performance driven by both the Business Performance Factor (BPF) and individual performance. The BPF captures financial performance relative to our financial plan and relative to our peers, as well as client experience and environmental, social and governance goals.

65% of our BPF is comprised of key financial metrics that measure how we are delivering on our strategy, namely adjusted diluted Earnings Per Share (EPS), adjusted operating leverage and adjusted revenue growth. For each of the financial metrics, our formula directly captures both absolute performance relative to our goals (75%) and performance relative to our peers (25%). The inclusion of relative peer performance in our BPF formula continues to be an integral part of how we motivate our team and measure our overall performance.

25% of the BPF is comprised of our Client Experience (CX) Index which captures internal and external client surveys. The CX Index comprises the measures that have the most meaningful impact on our clients’ experience with CIBC. The CX Index is a composite index which includes client experience-oriented metrics from Canadian Personal and Business Banking, Capital Markets and Direct Financial Services, Canadian Commercial Banking and Wealth Management, and US Commercial Banking and Wealth Management. This creates a direct link between successful execution of our client-focused strategy and performance-based compensation, thereby underscoring the importance of client experience to CIBC’s key priorities.

10% of the BPF is tied to our Environmental, Social and Governance (ESG) Index which captures our performance against measures pertaining to our three ESG strategic priorities – Building Integrity and Trust, Creating Access to Opportunities and Accelerating Climate Action. For additional information on the types of measures associated with each strategic priority included in the 2024 ESG Index, see page 71.

You can read more about our BPF determination starting on page 71 of the Compensation Discussion and Analysis.

C I B C P R O X Y C I R C U L A R	59

Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Our fiscal 2024 performance

CIBC delivered a robust financial performance in 2024, including a market-leading 87.6% TSR. Reported diluted EPS was $7.28, up 41% from 2023. Adjusted diluted EPS(1) was $7.40, up 10% from 2023, rooted in the disciplined execution of our client-focused strategy. Pre-Provision, Pre-Tax Earnings (PPPT)(1) were $11.2 billion, up 24% from 2023. Adjusted PPPT(1) was $11.3 billion, up 11% from 2023, while maintaining strong credit quality and a Common Equity Tier 1 capital (CET1) ratio(2) of 13.3%. Reported Return on Equity (ROE) was 13.4%, up 310 basis points (bps) from 2023. Adjusted ROE was 13.7%, up 30 bps from 2023. Reported and adjusted revenue(1) was $25.6 billion, representing strong year-over-year growth of 10%. This was driven by strong business growth and ongoing strategic investments across our North American platform. Along with prudent expense management, revenue growth helped CIBC achieve positive reported operating leverage of 9.1% and adjusted operating leverage(1) of 1.2% for fiscal 2024, marking the second consecutive year of positive adjusted operating leverage.

Key Financial Highlights

Adjusted revenue(1)	$25.6 billion Up 10% from $23.4 billion in the prior year

Adjusted PPPT(1)	$11.3 billion Up 11% from $10.2 billion in the prior year

Adjusted EPS(1)	$7.40 Up 10% from $6.73 in the prior year

Adjusted ROE(1)	13.7% Up 30 bps from 13.4% in the prior year

Basel III CET1 ratio(2)	13.3% Above the fiscal 2024 regulatory minimum of 11.5%(3)

(1)

PPPT and adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2024 Annual Report available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported GAAP measures to: adjusted revenue, adjusted net income, PPPT and adjusted PPPT on pages 15 to 20.

(2)

Calculated pursuant to Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

(3)	The regulatory minimum was increased to 11.5% as of November 1, 2023.

Our Business Performance Factor

Our BPF is used to reward the majority of our employees (85%), including the CEO and all of our executives globally. Based on CIBC’s strong performance in fiscal 2024, the BPF was 112%.

Our executive compensation model is robust with its direct link to our strategy and performance relative to our peers. Our BPF model uses performance-granting of cash and equity so that all incentive compensation awards are directly tied to business performance. Final incentive decisions, both cash and deferred equity compensation, are determined using the BPF together with individual performance in a given year. Equity awards granted are based on the fiscal 2024 BPF and individual performance and are also subject to future multi-year performance results. This two-pronged approach demonstrates a highly aligned model between the management team and shareholders with a significant portion of pay actually earned directly impacted by the stock price.

You can read more about our incentive plan design and BPF determination starting on page 71 of the Compensation Discussion and Analysis.

60	C I B C P R O X Y C I R C U L A R

Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Our CEO’s compensation

Based on CIBC’s strong financial performance in 2024 and Mr. Dodig’s leadership in instilling a purpose-driven and connected culture across all areas of CIBC while executing on CIBC’s client-focused strategy, the Board approved Total Direct Compensation (TDC)(1) of $13.10 million. Mr. Dodig’s TDC included an annual salary of $1.00 million and variable incentive awards of $12.10 million, reflective of both individual and bank performance, and 19% above his target TDC of $11.00 million.

Mr. Dodig’s performance-based incentive compensation of $12.10 million, which is 121% of his target opportunity, was comprised of a cash bonus of $2.42 million, Performance Share Units (PSUs) with a grant date fair value of $7.74 million and stock options (options) with a grant date fair value of $1.94 million all of which were determined based on his individual performance together with the BPF of 112%. Future multi-year performance applies to 80% of Mr. Dodig’s incentive pay (over the next three years for PSUs, and over the long-term, up to 10 years for options). In addition to being “performance- granted” with the grant value determined using the performance multiplier, Mr. Dodig’s PSUs have future “performance-vesting” conditions based on achievement of TSR and ROE measures. The BPF design of both performance granting and vesting strengthens the pay for performance alignment and alignment with shareholders.

2025 TDC target

Effective November 1, 2024 (for fiscal 2025) the Board approved an increase in Mr. Dodig’s TDC target from $11.00 million to $13.00 million in recognition of his strong performance, experience and tenure as a CEO and reflective of the CEO compensation levels in the market. The increase to his TDC was entirely in the variable component of his compensation, while his base salary remains unchanged since his appointment in 2014. Mr. Dodig’s compensation continues to be heavily tied to overall bank performance over multiple years with the majority of his pay delivered in incentives (92%), 80% of which is deferred and awarded to him as PSUs (80%) and options (20%).

CEO personal holdings

As an executive and a shareholder, Mr. Dodig directly feels the impact of our stock price performance on his equity-based incentive award opportunities and all of his CIBC share holdings. As of October 31, 2024, Mr. Dodig owned CIBC shares and vested and unvested units worth 50.7 times his salary and well in excess of his share ownership guideline of 8 times his salary. As evidence of his belief in the future of CIBC and its long-term strategy, Mr. Dodig has purchased shares in addition to those received as part of his compensation and these personal holdings alone exceed his ownership guideline at 15.7 times his salary and 1.2 times his TDC. This substantial ownership level creates long-term alignment with shareholders’ interests and serves to mitigate excessive risk taking.

(1)	Excludes the compensatory value of changes in pension obligations.

At CIBC, people make the difference

Our human capital strategy is critical to the success of our organization and future-proofing our leaders to drive CIBC’s purpose and strategy, at a time when building high-performing teams has never been more important. CIBC prioritizes developing team members to optimize their potential to drive performance and achieve their career ambitions.

In fiscal 2024, we continued to invest in our CIBC team and significant progress has been made on the human capital strategy. Key highlights include:

●	Made progress against the workforce and leadership representation Key Performance Indicators (KPIs) as set out in our inclusion strategy;

●

Achieved a strong employee engagement score of 80% (4 points above the Global Financial Services Norm), and 85% of employees feel like they belong at CIBC (6 points above the Global Financial Services Norm)(1);

C I B C P R O X Y C I R C U L A R	61

Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

◾

Named as a winner of the 2025 Catalyst Award, the premier global recognition of organizational excellence for inclusion and gender-balanced leadership and ranked #1 in Canada for gender equality by Equileap for the fourth consecutive year;

◾

Awarded Silver certification in the Partnership Accreditation in Indigenous Relations (PAIR) program from the Canadian Council for Indigenous Business, signalling to Indigenous communities, businesses and job-seekers that CIBC is committed to economic reconciliation and Indigenous prosperity;

◾	Global voluntary turnover rate was 7.7%, a decrease from 9.6% in the previous year, reflecting the external macroeconomic environment and CIBC’s continued investments in our employee experience(2);

◾	Recognized as one of Canada’s Top Employers for Young People for 2024 for the 12th consecutive year and Canada’s Top 100 Employers for the 13th year;

◾	Launched two learning channels in CIBC University, offering in-person, immersive experiences for targeted development, and Learning Central, CIBC’s digital curated learning hub for all team members;

◾	Maintained focus on building leadership capabilities for all new leaders through our Masterclass program, providing a consistent and foundational understanding of what leadership means at CIBC; and

◾

Continued focus on deepening data and AI capabilities across our Global Leadership Team (GLT) and Board, tying together business and learning outcomes. Our GLT participated in the AI Strategies certification program, delivered by Rotman’s School of Management, focusing on the fundamentals of AI and GenAI.

You can read more about talent, succession planning and inclusion on pages 74 to 75 and in CIBC’s Sustainability Report available at www.cibc.com.

(1)

CIBC measures overall employee engagement through the Annual Employee Survey, which ran from June 10, 2024 to June 23, 2024. Our regular (full-time and part-time) working employees were eligible to participate. Temporary employees, contingent workers, retirees, CIBC Mellon and CIBC Caribbean were excluded. Over 39,000 employees completed the survey for an overall response rate of 88%. In 2024, CIBC transitioned to using Qualtrics as the new platform for the Annual Employee Survey and updated the employee engagement methodology. For additional information, refer to “Our targets and performance—ESG scorecard” and the “Glossary” in CIBC’s 2024 Sustainability Report to be issued in March 2025.

(2)

Turnover is calculated as the number of terminations in the fiscal period divided by the average of the beginning and ending employee counts of the fiscal period. It includes regular (full and part time), working, and paid leave employees (excludes unpaid leaves, temporary employees, contingent workers, CIBC Caribbean, and CIBC Mellon). Global refers to Canada, US, and International, excluding CIBC Caribbean and CIBC Mellon. Voluntary turnover excludes retirements, restructuring, and involuntary terminations.

Our response to shareholder feedback

We continue to pay close attention to shareholder feedback and we have taken that feedback into consideration in the construct of our organization’s strategic objectives, BPF and individual executive goals.

We welcome your feedback anytime by writing to us at Corporate.Secretary@cibc.com, or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

The Management Resources and Compensation Committee (MRCC) and the Board are proud of the achievements of the CIBC team in executing on our client-focused strategy and building a resilient and well-diversified bank that is poised for future growth. We remain committed to ensuring long-term value collectively for all of CIBC’s stakeholders. On behalf of the MRCC and the Board, we thank you, our shareholders, for your continued support.

Sincerely,

Kevin. J. Kelly	Katharine B. Stevenson
Chair, Management Resources and	Chair of the Board
Compensation Committee

62	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program, explains how CIBC compensates its executives and how fiscal 2024 compensation was determined for its Named Executive Officers (NEOs).

Compensation Philosophy, Practices and Governance

At CIBC, our approach to compensation is based on three key principles:

The following section summarizes how we reflect good governance and risk mitigation in our compensation programs. More information is provided on the following pages.

Compensation Governance Practices

●	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards as adopted globally by regulators;

●	Align performance measures with CIBC’s board-approved strategic plan;

●	Apply upside limits to individual incentive awards;

●	Align the vesting of compensation awards with the time horizon of risks;

●	Define minimum deferral levels and set minimum equity ownership levels for material risk takers;

●	Use financial performance misstatement, misconduct clawback and US Securities and Exchange Commission (SEC) clawback provisions to enable CIBC to recover compensation in appropriate circumstances(1);

●

Determine compensation for employees in control functions independently from the performance of the business segments they oversee. Compensation for all employees in control functions, including Internal Audit, Finance, Compliance and Risk Management, as well as executives at the Executive Vice-President (EVP) level and above, is determined based on overall CIBC results and the individual’s own performance, not on the results of the specific business unit they support;

●	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses;

●	Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay, reinforcing the link between performance and compensation;

●	Determine realizable and realized pay using relative and absolute metrics;

●	Require a “Double Trigger” in our Change of Control Policy (that is, payment occurs only upon both a change of control and termination of employment);

●	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months;

●	Ensure the MRCC’s independent advisor, who provides advice on executive compensation matters, has the power to challenge recommendations from management;

●	Do not re-price or backdate options, or discount options at the time of grant; and

●	Do not allow hedging designed to monetize or reduce market risk to the employee or director associated with equity-based compensation.

(1)	Details of CIBC’s clawback provisions are included in “Deferred incentive compensation plans – key terms and conditions” on page 95.

C I B C P R O X Y C I R C U L A R	63

Compensation Discussion and Analysis

Committee composition

The members of the MRCC, Kevin Kelly (Chair), Nanci Caldwell, Christine Larsen and Martine Turcotte, bring diverse skills and experiences, including leadership, human resources management/ compensation, risk management and risk governance, that assist the MRCC in making decisions on CIBC’s compensation policies and practices and fulfilling the MRCC’s mandate.

For information on the experience and educational background of the MRCC members standing for re-election, see our director nominee biographies starting on page 12 and “Director nominee skills and experience” on page 26 of the Circular. For information on director education sessions provided to Committee members in fiscal 2024, see page 48 of the Circular.

Independent advice

The MRCC has engaged Pay Governance LLC and its predecessors since 2006 to provide independent analysis, challenge and advice to the MRCC on all executive compensation matters, including compensation targets and annual compensation recommendations for Senior Management. The independent advisors also review and provide feedback on the compensation-related meeting materials prepared internally by Human Resources prior to each of the MRCC meetings. Additionally, the independent advisors frequently attend the MRCC meetings and provide advice and guidance as required.

The MRCC and management regularly assess Pay Governance’s performance and independence, and market alternatives. The table below discloses the fees paid to Pay Governance by CIBC over the past two fiscal years. The fees were for services to the MRCC related to executive compensation work and the Corporate Governance Committee for director compensation work. Pay Governance did not provide other services to CIBC in these years. As a result, the MRCC believes Pay Governance is an independent advisor based on the SEC’s factors for evaluating advisor independence.

	2024 (US$)	2023 (US$)

Executive Compensation - Related Fees	158,688(1)	217,000(1)

All Other Fees	—	—

(1)

The 2024 fees equate to C$215,800 and the 2023 fees equate to C$292,907 when converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.3599 for fiscal 2024 and US$1.00 = C$1.3498 for fiscal 2023.

The MRCC and the independent advisor meet without management present where their compensation is reviewed, and the MRCC Chair also meets privately with the advisor. These discussions contribute to the MRCC’s effectiveness in overseeing compensation.

The MRCC also engages external legal counsel and other advisors as appropriate to provide expert advice or director education. The MRCC evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and their Implementation Standards. The MRCC reviewed a report prepared by the Chief Auditor on the results of the review and no material issues were identified in the report in fiscal 2024.

64	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns compensation of our Senior Management, which includes the CEO and individuals who are directly accountable to the CEO, with business and individual performance and incorporates a strategy-driven and risk-controlled approach.

Key design features

C I B C P R O X Y C I R C U L A R	65

Compensation Discussion and Analysis

Establishing Total Direct Compensation target

TDC includes an executive’s annual salary and variable incentive award. At the beginning of each fiscal year, the MRCC reviews and recommends TDC targets for Senior Management for Board approval. Targets are reviewed against market data and internal peers annually and adjusted over time to ensure that the executive’s progression within the role is taken into account.

When reviewing TDC targets, the MRCC considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role, internal comparators and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider engaged by management that regularly conducts a syndicated study for Canada’s large financial institutions. For the US, additional benchmarking data is obtained from Willis Towers Watson and their global financial services database.

Peer group

Compensation targets for Senior Management are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, Senior Management roles are benchmarked against the other five major Canadian banks(1). For the CEO and Chief Financial Officer (CFO), the peer group is expanded to include the two largest Canadian Insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. The compensation target for the Group Head, US Region; President and CEO, CIBC Bank USA is evaluated against financial services companies of similar size, in terms of revenue and assets, through independent market surveys pertaining to compensation in the US obtained from Willis Towers Watson. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)

Peer group of five major Canadian banks: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank; and two Canadian Insurance companies: Manulife Financial and Sun Life Financial.

(2)	As at October 31, 2024 for banks and September 30, 2024 for insurance companies.

(3)	Year ended October 31, 2024 for banks and trailing 12 months ending September 30, 2024 for insurance companies.

Pay mix

The charts below show the compensation elements as a percentage of fiscal 2024 TDC target for the CEO and other Senior Management. The charts demonstrate the greater pay variability for the CEO and other Senior Management business leaders who are best positioned to affect business results over the long-term compared to the other Senior Management functional group heads in Finance, Risk Management, Legal, People, Culture and Brand, and Technology, Infrastructure and Innovation.

66	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (annual salary and variable incentive awards) and indirect compensation (benefits, perquisites and retirement programs). The MRCC reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy.

Direct Compensation

Fixed Compensation	Variable Incentive Awards(1)
Provide market competitive fixed pay (annual salary) based on job scope, skills, experience and market competitiveness.

Pay for performance by aligning incentive compensation with business and individual Pay for performance by aligning incentive compensation with business and individual performance using a combination of cash and deferred awards.

Short, medium and long-term compensation elements are determined based on predetermined fixed percentages for cash and deferred equity.

Short-Term - Cash 1 year performance period Annual cash(2) bonus rewards the achievement of business performance and individual objectives in the given year.

Medium-Term - PSUs

4 year performance period

PSU award amounts are determined based on the current year’s business and individual performance (fiscal 2024). The awards are then subject to a performance factor which is based on achievement of TSR and ROE measures over the subsequent three years(3) (2025-2027).

Long-Term - Options

4-11 year performance period

Option award amounts are determined based on the current year’s business and individual performance (fiscal 2024). Deferred incentives motivate executives to create sustainable shareholder value over the long-term. Stock options have a 10-year term (2025-2035).

(1)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes a material restatement of the financial statements, or pursuant to the SEC clawback provisions, CIBC may demand the repayment of cash or deferred incentive compensation awarded.

(2)

Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which only pay out following retirement, termination of employment or death.

(3)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023 the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

C I B C P R O X Y C I R C U L A R	67

Compensation Discussion and Analysis

Deferred incentive awards

Deferred incentive awards are used to align executive compensation with medium-term and long-term shareholder interests. CIBC’s deferred incentive award vehicles are described below. More detail is provided starting on page 95.

Deferred Incentive Award Vehicle	Description

PSUs (Medium-term)

◾   The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(1) as it is driven by the year-end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three-year performance period post grant that is measured based on TSR and ROE performance over the three subsequent years.

◾   PSUs vest and settle in cash at the end of the three-year performance period.

◾   The percentage of PSUs which vest ranges formulaically from 75% to 125% based on CIBC’s TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank, and on CIBC’s adjusted ROE performance versus target(2).

◾   The Board has discretion to further adjust the vesting percentage and may reduce it to 0% if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance.

◾   TSR performance for CIBC and each peer bank is ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking, over the three-year period, a TSR performance factor is assigned using the following scale:

	Rank	Performance Factor

	1	125%

	2	115%

	3	105%

	4	95%

	5	85%

	6	75%

	Board Discretion(3)	0% to 74%

◾   The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage. If actual adjusted ROE is 50% of target or below for a particular year in the performance period, the ROE performance factor for that year would be 0%.

◾   The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2021 PSU vesting” on page 91 for actual calculation details for awards that vested in 2024).

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(2)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023 the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

(3)	Our PSU vesting calculation payout range is 75% to 125%, however, the Board may use its discretion to further adjust the payout performance factor between 0% and 125%.

Deferred Incentive Award Vehicle	Description

Options (Long-term)

•  Options reward for performance over the long-term.

•  The grant amount is determined based on the year-end performance multiplier comprised of the BPF and individual performance(1).

•  Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term.

•  Future realizable value depends on shareholder value creation.

DSUs (Long-term)

•  Vested DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

•  An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience.

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

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Compensation Discussion and Analysis

Factors influencing the value of PSUs over time

Shown below is an illustration of how the value of PSUs are determined in the year they are granted based on business and individual performance(1) and then at vesting after the three-year performance assessment period is completed. At the end of the three-year vesting period, the award is subject to the PSU performance factor driven by ROE and TSR, reinvested dividends and share price movement between the grant price and the vesting price. The three most recently completed cycles (2019, 2020 and 2021) are shown.

PSU Actual Payout
Including reinvested dividends and share price movement
(% of target)
200%
175%
150%
125%
100%
75%
50%
25%
0%
% of Target Award
Business Performance Factor(1)
(% of target)
125%
2021 - 112%
2019 - 95%
2020 - 89%
0%
PSU Performance Factor(2)
125%
2021 - 110%
2019 - 100%
75%
2020 - 85%
0%
PSU Value at Vesting
(% of target)
156%
(125% x 125%)
2021 - 123%
2019 - 95%
2020 - 76%
0%
2021 - 178%
2019 - 124%
2020 - 87%
0%
Board Discretion(4)
At Grant
At Vesting in 3 years
At Vesting in 3 years(3)
At Actual Payout in 3 years
4 year Performance Period

PSU Grant (as illustrated above)	Value of award at Grant (% of target)	Vesting PSU Performance Factor(2)	Value at Vesting(3) (% of target) (BPF at grant x vesting PSU Performance Factor)	Value at Actual Payout (% of target) (including reinvested dividends and share price movement)

2021	112%	110%	123%	178%

2020	89%	85%	76%	87%

2019	95%	100%	95%	124%

(1)

The size of the grant is determined based on the BPF, which includes ESG, CX, Adjusted Diluted EPS, Adjusted Operating Leverage and Adjusted Revenue Growth. Individual performance has not been captured in this illustration, however, it can further affect the size of the grant, capped at a maximum of 150% of target.

(2)

For awards granted prior to 2023 the performance multiplier used to value the awards at vesting was based on relative ROE and TSR performance compared with CIBC’s peer group. For awards granted in 2023 and onwards the ROE component of the performance multiplier is based on CIBC’s adjusted ROE performance versus target and TSR performance continues to be based on relative performance.

(3)	The percentage at vesting illustrates the performance impact on the vesting value of PSUs and excludes reinvested dividends.

(4)	Our PSU vesting calculation payout range is 75% to 125%, however, the Board may use its discretion to further adjust the payout performance factor between 0% and 125%.

Indirect Compensation

Component	Purpose	Form
Benefits	Invest in the health and wellbeing of team members	Group benefit programs
Perquisites	Executive perquisite offering may include club membership, annual health assessment and car benefits	Annual allowance or reimbursement
Retirement Programs	Contribute to financial security after retirement	Pension and Savings Plans(1) Defined Benefit Pension Plan

(1)

Competitive retirement income arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to certain executives at the level of Senior Vice-President (SVP) and above (described on page 97). For any executive who joined the SERP or was promoted prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

C I B C P R O X Y C I R C U L A R	69

Compensation Discussion and Analysis

Establishing individual goals

At the beginning of each fiscal year, the MRCC approves the annual goals and measures for other Senior Management and recommends the CEO’s goals and measures for Board approval.

The Audit Committee (AC) and the Risk Management Committee (RMC) also review the annual goals and measures for the CFO and the Chief Risk Officer (CRO), respectively.

The annual goals and measures for Senior Management align with CIBC’s strategic priorities and include financial performance (achievement of financial and key business results, earnings growth by growing the franchise, simplification and efficiency initiatives), CX measures and ESG-related metrics relevant to their role.

Assessing individual performance and compensation

At the end of each year, the MRCC evaluates individual performance for Senior Management and provides its recommendation on the CEO’s individual performance to the Board. In addition to the performance assessments for this group, the MRCC reviews any risk, compliance, conduct or audit concerns to determine whether there are any adjustments required to the evaluation of individual performance and the resulting variable incentive awards. In the case of the CFO and CRO, the AC and the RMC, respectively, also provide their input into the MRCC’s evaluation of individual performance. Following the evaluation of individual performance, the MRCC recommends for Board approval the variable incentive awards for Senior Management. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan, known as GPS for all executives, including Senior Management, provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. The variable incentive plan components are described below:

●	Total Variable Compensation Target, expressed as a percentage of base salary earned in the fiscal year; and

●	Performance Multiplier, which is comprised of both business performance and individual performance, equally weighted.

An executive’s GPS award is determined using these components, as described below:

GPS Award	=	Total Variable Compensation Target	x	Performance Multiplier

The GPS award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the GPS award may be reduced to zero by the Board to ensure pay for performance alignment.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing Total Direct Compensation target” on page 66.

Varies by role, market and executive job level.

The Performance Multiplier incorporates both individual and business performance. Individual performance is assessed at the end of the year against strategically aligned goals as described under “Establishing individual goals” and “Assessing individual performance and compensation” on page 70.

Business performance is determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Performance Multiplier and GPS awards for Senior Management are approved by the Board.

The Board has the ability to make adjustments at their discretion and may reduce awards to zero.

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Compensation Discussion and Analysis

Performance Multiplier

The Performance Multiplier is comprised of both business performance and individual performance. The BPF can range from 0% to 125% and is determined based on performance against metrics that are aligned to CIBC’s strategic priorities with a focus on financial performance and performance relative to peers, CX and ESG goals.

The performance measures and relative weightings used to determine the BPF for fiscal 2024 are set out below:

Performance Measure		Weighting	Performance Assessment Breakdown

Financial Metrics 65%	Adjusted Diluted EPS(1)	35%	25% Performance relative to peers 75% Performance relative to goals
	Adjusted Operating Leverage (1)	15%
	Adjusted Revenue(1) Growth	15%

CX & ESG Metrics 35%	CX Index	25%

5%  Enterprise-wide metrics

40%   Personal & Business Banking metrics

20%   Canadian Commercial Banking & Wealth Management metrics

20%   Capital Markets & Direct Financial Services metrics

15%  US Commercial Banking & Wealth Management metrics

	ESG Index	10%	31% Building Integrity and Trust 35% Creating Access to Opportunities 34% Accelerating Climate Action

Total Weighting		100%

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2024 Annual Report, available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein.

Since 2021, we have embedded performance relative to our five peer banks directly into the calculation of our BPF. Having relative performance as part of the formula provides a stronger link between executive compensation and our shareholders’ interests. Financial metrics, which are based on adjusted results, account for 65% of the BPF and within that, relative performance accounts for 25% of each of our financial metrics (comprised of diluted EPS, operating leverage and revenue growth), with the remaining 75% based on absolute performance of each metric against target.

The remaining 35% of our BPF is driven by performance against our established CX (25%) and ESG (10%) Indices, both of which track our progress and help to assess our performance against client and ESG objectives.

The CX Index is a composite index that includes internal and external client surveys and CX metrics at the enterprise level as well as from Canadian Personal and Business Banking, Capital Markets and Direct Financial Services, Canadian Commercial Banking and Wealth Management and US Commercial Banking and Wealth Management. The CX Index is comprised of the most important client-focused metrics across CIBC. The purpose of the CX Index is to focus leaders and employees on activities that will have the greatest impact on client experience across all of CIBC.

The CX Index provides a balanced view of performance with both transactional and relationship-based studies as well as internal measurable client outcomes and business measures from across all SBUs. Weighting on the Index is aligned to revenue contribution and strategic priorities.

The ESG Index tracks and quantifies progress on our ESG priorities and includes measures across SBUs and functional groups. These measures are informed by stakeholder priorities and align with our ESG strategy.

C I B C P R O X Y C I R C U L A R	71

Compensation Discussion and Analysis

The following are examples of measures included in the 2024 ESG Index, and corresponding proportion of the 10% weight allocated to ESG strategic priorities:

◾	Building Integrity and Trust (31%) – data ethics, privacy, and client complaints management;

◾

Creating Access to Opportunities (35%) – employee engagement, achieving our inclusion at work objectives, and making progress on our multi-year goals for Indigenous business banking, community investment, and Team CIBC volunteer hours; and

◾	Accelerating Climate Action (34%) – sustainable finance(1), operational greenhouse gas (GHG) emissions reduction goals (absolute Scope 1 and 2), and our 2030 financed emissions reduction targets(2).

The ESG Index is reviewed annually, reflecting input from the Senior Executive ESG Council and Senior Management, with final approval by the MRCC. For additional information on measures included in the 2024 ESG Index, and our performance against select measures, see pages 71 to 74.

The quantification of a standalone ESG component in our BPF continued to be a differentiator for the bank and we believe that having 10% of our BPF tied directly to ESG performance helps drive accountability on our ESG strategy. ESG performance is reinforced through our BPF as well as the individual goals and performance assessments for our senior leaders, and the scorecards for our SBUs.

In addition to these performance measures, the MRCC and Board may further adjust the calculated BPF based on the qualitative factors described below:

◾	Additional impact based on relative performance vs. peers;

◾	Risk, to ensure compensation is aligned with our risk appetite and objectives by considering risk outcomes;

◾	Unexpected outcomes and other items that either should be included or excluded from the performance that determines the BPF; and

◾	Any other factors the MRCC and the Board consider appropriate.

(1)

Refer to CIBC’s Sustainable Finance Methodology (available at www.cibc.com) for details on eligible green, decarbonization, and social activities and corresponding eligibility criteria, business products, and measurement methodology used for the classification of a transaction as sustainable finance.

(2)

Our 2030 financed emissions reduction targets are interim targets established by CIBC that are aligned to a pathway to net-zero by 2050. There are internationally recognized methodologies for setting financed emissions reduction targets that focus on the absolute reductions of financed emissions or reductions in the emissions intensity of business operations. Currently, all of the 2030 financed emissions reduction targets established by CIBC relate to the emissions intensity of business operations financed by CIBC. Please refer to the methodology outlined in CIBC’s Net-Zero Approach found at www.cibc.com.

Assessing financial performance and determining compensation

In assessing financial performance, the CFO, the CRO, the MRCC and Board review results both in accordance with International Financial Reporting Standards (IFRS or GAAP) and on an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted measures are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision- making purposes.

As discussed on the previous page, for fiscal 2024, diluted EPS, operating leverage and revenue growth, each on an adjusted basis, were key components used to determine the BPF. Additional adjusted measures considered by the MRCC and the Board include: total revenue on a taxable equivalent basis (TEB), net income, ROE, and PPPT. Adjusted measures represent non-GAAP measures. Non-GAAP measures do not have a standardized meaning under IFRS, and accordingly, these measures may not be comparable to similar measures used by other companies. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP” measures section starting on page 14 of the 2024 Annual Report available on SEDAR+ at www.sedarplus.com.

Risk Management Committee and input from the CFO and the CRO

The MRCC works closely with the RMC and receives input throughout the year from the CFO and the CRO on the alignment of business performance with CIBC’s risk appetite, which includes certain ESG factors such as conduct and culture, client-related risk metrics and talent management metrics, and determine whether any risk adjustments are required to the BPF.

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Compensation Discussion and Analysis

In addition, at year-end, the MRCC and RMC meet to review the alignment of business performance with CIBC’s risk appetite. Both committees also review reports that include information about individual risk and compliance issues arising during the year and the recommended impacts to individual performance assessments and compensation. Following this, if applicable, the MRCC recommends for Board approval any changes to individual performance assessments and compensation for Senior Management.

2024 Performance and Compensation

2024 Business Performance Factor

CIBC’s fiscal 2024 BPF was 112% based on the actual results versus target as outlined in the table below. In addition to the results outlined below, performance relative to peers accounted for 25% within each of the three financial metrics.

Performance Measure		Weighting	2024 Target	2024 Actual	Result (Actual vs. Target)

Financial Metrics 65%	Adjusted diluted EPS(1)	35%	$7.08	$7.40	$0.32 Above
	Adjusted operating leverage(1)(2)	15%	1.9%	1.2%	70 bps Below
	Adjusted revenue(1) growth	15%	5.9%	9.6%	370 bps Above

CX and ESG Metrics 35%	CX Index	25%	100%	114%	14% Above
	ESG Index	10%	100%	102%	2% Above

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2024 Annual Report, available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein.

(2)

Commencing Q1 fiscal 2024, we no longer gross up tax-exempt revenue to bring it to a TEB for the application of this ratio to our consolidated results. Prior period amounts have been restated (which includes fiscal 2023 adjusted operating leverage of 1.1%) to conform with the change in presentation adopted in Q1 fiscal 2024.

In fiscal 2024, CIBC delivered strong financial results, demonstrating the strength and resiliency of our diversified platform. Adjusted diluted EPS was $7.40, above target and up 10% from the prior year. Record adjusted revenue of $25.6 billion was up 10%, with growth across all lines of business, supported by robust margin expansion, selective balance sheet growth, and higher fee income. CIBC delivered a second straight year of positive adjusted operating leverage of 1.2%, up 10 bps from last year, driven by ongoing strategic investments and consistent execution of our client-focused strategy.

As we bring our purpose to life for our clients by helping make their ambitions a reality, we are focused on continuing to enhance their experience with us. In fiscal 2024, we continued to listen and learn from client feedback and take action, making it easier to bank with us, improving our digital client journeys and deepening our relationships.

Key CIBC CX accomplishments in fiscal 2024 included:

◾

Received three shared awards among the Big 5 banks in the Ipsos 2024 Customer Service Index study covering the following categories: Values my Business, Mobile Banking Excellence, and Automated Telephone Banking Excellence;

◾	Continued to narrow our gap to the leader in the Ipsos Customer Satisfaction Study for our primary clients’ Net Promoter Score (NPS), with our smallest gap to date;

◾	Ranked #1 in Customer Satisfaction with Small Business Banking for the second year in a row according to the J.D. Power 2024 Canada Small Business Banking Satisfaction Study;

◾	Ranked #2 in Customer Satisfaction with mobile banking apps and online banking in the J.D. Power 2024 Canada Banking Mobile App and Online Banking Satisfaction Studies;

◾	Rated best Consumer Banking Mobile Experience for our mobile platform for the seventh time in the past eight years by Surviscor Inc; and

◾

Continued strong momentum in improving our NPS in our Canadian Personal and Business Banking business as well as top-tier results for our relationship-based programs including Commercial Banking and Wealth Management in both Canada and the US.

We maintained our ESG focus in fiscal 2024, making progress on a number of our key ESG priorities.

C I B C P R O X Y C I R C U L A R	73

Compensation Discussion and Analysis

Below are the highlights of our fiscal 2024 performance on a subset of ESG Index metrics that are largely in line with our public ESG scorecard. There are additional metrics in the ESG Index that are internal-only given they relate to developing initiatives within our ESG strategy or are considered commercially sensitive.

◾	Embedded data ethics principles into our risk oversight processes, helping to ensure responsible and ethical use of our data;

◾	Achieved our internal guidance or are on track to meet 5 of 7 workforce and leadership representation KPIs as set out in our inclusion strategy;

◾

Contributed $94 million(1) in total community investment contributions in 2024, resulting in a cumulative investment of $160 million(2) toward our goal of $800 million in community investment over 10 years (2023-2032);

◾	Surpassing our Indigenous commercial banking business goal by achieving 71% cumulative growth over three years (2022 – 2024);

◾	Mobilized $42.5 billion in sustainable finance activities in fiscal 2024, achieving a cumulative progress of 66.6% (or $199.8 billion) towards our goal of $300 billion by 2030 (2018 - 2030)(3);

◾

Continued to make progress towards our 2030 financed emissions reduction target of 35% in the emissions intensity of our operational oil and gas portfolio, and our 2030 financed emissions reduction target of 32% in the emissions intensity of our power generation portfolio(4); and

◾	As of 2024, achieved 31.4%(5) cumulative reduction in GHG emissions from our operations in Canada and the US (location-based Scope 1 and 2) (from 2018 baseline).

Looking ahead to fiscal 2025, updates to the ESG Index continue to streamline measures, with a focus on metrics that aim to incentivize behaviour to drive progress on our ESG priorities. Furthermore, we continue to maintain alignment between the internal ESG Index and our public scorecard for transparent disclosure of the link between ESG performance and annual incentive compensation.

For additional information on our public goals and 2024 performance, refer to “Our targets and performance - ESG scorecard” in CIBC’s 2024 Sustainability Report to be issued in March 2025 available at www.cibc.com.

(1)

Includes cash and in-kind contributions (including sponsorships), employee volunteerism time, management costs and employee giving and fundraising (Team CIBC). For additional information and definitions relevant to community investment, refer to “Our targets and performance—ESG scorecard” and the “Glossary” in CIBC’s 2024 Sustainability Report to be issued in March 2025.

(2)	Results are cumulative from 2023 and 2024.

(3)

Refer to CIBC’s Sustainable Finance Methodology (available at www.cibc.com) for details on eligible green, decarbonization, and social activities and corresponding eligibility criteria, business products, and measurement methodology used for the classification of a transaction as sustainable finance.

(4)

2024 ESG Index results are based on financed emissions data reported in our 2023 Climate Report (available at www.cibc.com) which includes progress up to and including fiscal year 2022. This is due in large part to a data lag in client emissions reporting to aggregators, which CIBC uses to calculate emissions for our portfolios, and lags in available emission factors.

(5)	Reduction in absolute GHG emissions (location-based Scope 1 and 2) versus the baseline year of 2018. 2024 data is as of August 1, 2023 – July 31, 2024.

Talent and Succession Planning

Effective planning for Senior Management succession is a critical priority to prepare our bank for the future. Our human capital strategy helps advance our purpose and drive high-performing teams while supporting the career aspirations for our team. Our leaders are actively engaged in the process of identifying top talent who demonstrate high potential and have a track record of sustained performance and this disciplined approach supports focused development planning for team members. Identifying realistic succession candidates ensures stability, mitigates risk and future-proofs our bank.

Over the past year, we have continued to strengthen our leadership pipeline by consistently moving leaders into new and expanded roles to give them a broader view of our bank and build a connected culture. These moves have been complemented by strategic external hires to help us deepen our capabilities and build for the future.

This year, comprehensive leader profiles were developed for all Senior Management roles to anchor succession planning. These profiles were created by leveraging the CEO Leadership Profile developed in 2023 and similarly, they highlight the experiences and attributes required for future succession candidates relative to each role. These forward looking profiles provide us with a structured mechanism to engage in focused succession and development discussions.

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Compensation Discussion and Analysis

This focus on talent and succession is a key pillar for our organization and ensures that our talent initiatives are directly aligned to our business strategies. The MRCC holds Senior Management accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline. Achievement against these goals is included in assessing individual performance and determining compensation for Senior Management at the end of the year.

Throughout the year, the MRCC has contributed feedback on our talent initiatives as we continue to evolve and transform as an organization. Our Board members also have the opportunity to engage directly with key talent which provides excellent exposure opportunities for our Board and our team members.

Annually, the MRCC and the Board review detailed succession plans for Senior Management to ensure a strong, inclusive pipeline. As part of this review, the MRCC and management have a holistic discussion on internal talent deeper in the pipeline, with potential over a longer horizon to develop into senior leaders at CIBC, along with key external talent.

The MRCC is kept informed of other strategic initiatives focused on our team members through discussions of employee engagement, turnover, talent segment representation, external recognition of our workplace and other critical employee matters. CIBC continues to receive recognition as an employer, and in particular, for our work in the area of inclusion. CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform the bank and deliver on our purpose.

Inclusion

At CIBC, we aim to create teams that reflect the clients and communities we serve, with leaders who are equipped to leverage the collective experiences of our entire workforce. The result of getting this right is an engaged workforce that creates breakthrough ideas, grows stronger client relationships and ultimately helps us live our purpose.

Of CIBC’s 11-person Senior Management team, 100% are fluent in English, 9% are fluent in French and 36% are fluent in at least one other language.

We do this by integrating intentional inclusion into everyday practices, policies and decision-making processes across all levels. We create more than just a set of initiatives; by building awareness, providing training and rewarding inclusive behaviors, we ingrain these values as the cornerstone of our bank’s culture.

Performance is measured through workforce and leadership representation KPIs(1) set out in our inclusion strategy. In fiscal 2024, we have continued to make progress in our multi-year objectives, including:

◾	Achieving our internal guidance for people of colour in Board-approved executive roles(2)(3);

◾	Exceeding our internal guidance for persons with disabilities in the Canadian workforce(4)(5); and

◾	Exceeding our internal guidance for student recruitment from the Black community(6).

In parallel, we remain committed to implementing on our Accessibility Roadmap, our Reconciliation Framework and recommendations from our Racial Equity Assessment of our employment policies and practices, which highlighted our advanced approach to embedding inclusion into CIBC’s human capital practices and strong feelings of belonging amongst people of colour and Indigenous peoples.

These achievements are being noticed: CIBC has been honoured with the 2025 Catalyst Award, a premier global recognition of organizational excellence for inclusion and gender-balanced leadership. This accolade highlights the success of CIBC’s transformative Leading with Inclusion initiative, which strengthened our bank’s approach to advancing opportunity and underscores our ongoing efforts to build a culture that values each team members’ uniqueness.

(1)	All data is based on self-identification voluntarily disclosed by employees as of October 31, 2024. Excludes CIBC Caribbean and CIBC Mellon.

(2)	Board-approved executive roles include Vice-Presidents and above appointed to their role as of October 31, 2024 and excludes temporary employees, contingent workers, and retirees.

(3)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities is defined as persons - other than Indigenous peoples - who self-identify as non-white.

(4)	Persons with disabilities are those who self-identify as having long-term, temporary or recurring physical, mental, sensory, psychological or learning differences.

(5)

The Canadian workforce refers to our regular (full-time and part-time) employees, who are working or on paid leaves, as at October 31, 2024. Excludes temporary employees, retirees, employees on unpaid leaves, and contingent workers.

(6)

Student recruitment data refers to temporary fixed term hires in Winter, Summer and Fall 2024 co-op/intern job profiles. Data is based on self-identification voluntarily disclosed during the application process and percent is based on the number of responses.

C I B C P R O X Y C I R C U L A R	75

Compensation Discussion and Analysis

2024 NEO compensation

CIBC’s NEOs are our CEO, our current and former CFOs, and our three most highly compensated executive officers in fiscal 2024.

Victor Dodig

As the President and CEO, Mr. Dodig is responsible for developing and executing CIBC’s board-approved strategy and leading the day-to-day operations of CIBC.

The MRCC evaluated Mr. Dodig’s performance relative to his goals for fiscal 2024 and determined that he met his key deliverables by continuing to instill a purpose-driven and connected culture across all areas of CIBC. Mr. Dodig played a key role in delivering for all of our stakeholders by advancing our client-focused strategy, fostering cross-business connectivity and deepening client relationships. Through his leadership, he focused the team on enabling, simplifying and protecting the bank for the future and strengthened its resiliency. These accomplishments were driven by momentum that was firmly rooted across all business units through his leadership. Mr. Dodig maintained a consistent focus on ensuring the strength of his leadership team and a robust foundation for future growth. You can read more about these accomplishments in the “Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee” starting on page 58.

Through Mr. Dodig’s leadership and continued execution of our bank’s client-focused strategy, CIBC delivered for all of its stakeholders in 2024. This included robust financial performance and industry leading TSR, as well as record revenue and net income, while generating positive operating leverage (on an adjusted basis) for a second straight year.

CIBC’s SBUs performed well, driven by a focused delivery of CIBC’s strategic priorities. Under Mr. Dodig’s leadership, both the client and employee experiences were enhanced. This was evidenced by our CX Index score, which was 14% above target and, an employee engagement score that outperformed the Global Financial Services Norm(1), as noted in the key highlights/results provided.

In addition, Mr. Dodig continued to chair the CIBC Inclusion Leadership Council and to personally champion wellbeing at CIBC, where he emphasized the importance of wellbeing in helping the team to thrive in all aspects of their personal and professional lives.

In considering compensation for the CEO, the Board conducted a thorough review of Mr. Dodig’s performance relative to his key strategic priorities, highlights of which are outlined below:

Strategic Priorities:

Key Highlights/Results:

◾	87.6% TSR;

◾	Adjusted Revenue up 10% to $25.6 billion(2);

◾	Adjusted Diluted EPS up 10% to $7.40(2);

◾	Adjusted PPPT earnings up 11% to $11.3 billion(2);

◾	Strong digital NPS score based on the introduction of more opportunities for clients to deal with us digitally and growth in the percentage of retail products sold digitally;

◾	Mobilized $42.5 billion in sustainable finance(3) activities in fiscal 2024, achieving cumulative progress of 66.6% (or $199.8 billion) towards our goal of $300 billion by 2030 (2018 - 2030);

◾	As of 2024, achieved 31.4%(4) cumulative reduction in GHG emissions from our operations in Canada and the US (location-based Scope 1 and 2) (from 2018 baseline);

◾	Accomplished an employee engagement score of 80%(1) that is 4 points above the Global Financial Services Norm;

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Compensation Discussion and Analysis

●	Achieved our internal guidance or are on track to meet 5 of 7 workforce and leadership representation KPIs as set out in our inclusion strategy; and

●

Contributed $94 million(5) in total community investment contributions in 2024, resulting in a cumulative investment of $160 million(6) toward our goal of $800 million in community investment over 10 years (2023-2032).

(1)

CIBC measures overall employee engagement through the Annual Employee Survey, which ran from June 10, 2024 to June 23, 2024. Our regular (full-time and part-time) working employees were eligible to participate. Temporary employees, contingent workers, retirees, CIBC Mellon and CIBC Caribbean were excluded. Over 39,000 employees completed the survey for an overall response rate of 88%. In 2024, CIBC transitioned to using Qualtrics as the new platform for the Annual Employee Survey and updated the employee engagement methodology. For additional information, refer to “Our targets and performance - ESG scorecard” and the “Glossary” in CIBC’s 2024 Sustainability Report to be issued in March 2025.

(2)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of the 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(3)

Refer to CIBC’s Sustainable Finance Methodology (available at www.cibc.com) for details on eligible green, decarbonization, and social activities and corresponding eligibility criteria, business products, and measurement methodology used for the classification of a transaction as sustainable finance.

(4)	Reduction in absolute GHG emissions (location-based Scope 1 and 2) versus the baseline year of 2018. 2024 data is as of August 1, 2023 – July 31, 2024.

(5)

Includes cash and in-kind contributions (including sponsorships), employee volunteerism time, management costs and employee giving and fundraising (Team CIBC). For additional information and definitions relevant to community investment, refer to “Our targets and performance - ESG scorecard” and the “Glossary” in CIBC’s 2024 Sustainability Report to be issued in March 2025.

(6)	Results are cumulative from 2023 and 2024.

Based on our BPF of 112% and the Board’s assessment of his individual performance, the Board approved a fiscal 2024 GPS award for Mr. Dodig of $12.10 million. This award represents an above target award that is 121% of his target incentive opportunity, aligned to the CIBC BPF and overall bank performance, and is 25% higher than his incentive award in 2023. The percentage of his GPS award that is deferred remained at 80%. The details of the fiscal 2024 award are provided in the table below.

Pay Element ($)	2024	2023
Salary (Fixed)	1,000,000	1,000,000
Cash Incentive	2,419,200	1,940,000
PSUs	7,741,440	6,208,000
Options	1,935,360	1,552,000
Total GPS (Variable) % of GPS Target	12,096,000 121.0	9,700,000 97.0
TDC % of TDC Target	13,096,000 119.1	10,700,000 97.3

Fiscal 2025 Target Compensation

Effective November 1, 2024 (fiscal 2025), the Board increased Mr. Dodig’s TDC target from $11.00 million to $13.00 million in recognition of his strong performance, experience and tenure as CEO and to reflect CEO compensation levels in the market. The increase was entirely in the variable component of his compensation with no change to his base salary. His new target TDC of $13.00 million is comprised of $1.00 million base salary and a $12.00 million variable incentive target. This target is effective in tying bank performance to CEO compensation with a heavier weighting placed on variable compensation which is determined based on the BPF together with individual performance and is paid to Mr. Dodig in the form of 20% cash and 80% deferred compensation split between PSUs (80%) and options (20%).

Share Ownership

Mr. Dodig is required to own equity (or equity equivalents) with a market value of eight times his base salary which equals $8.00 million. Mr. Dodig’s personal share holdings of $15.68 million exceed the ownership guideline by almost 2 times and his total share ownership is a multiple of 50.7 times base salary. His holdings are well in excess of his share ownership guideline and 4.6 times his target TDC of $11.00 million and 3.9 times his actual TDC. Details regarding equity ownership guidelines for our NEOs can be found on page 93.

C I B C P R O X Y C I R C U L A R	77

Compensation Discussion and Analysis

Equity ownership as at October 31, 2024 using CIBC’s share price of $87.11:

	DSUs		PSUs		Direct Share Holdings	Total Ownership		Ownership Multiple
	Units(1)	Value	Units(1)	Value		Units(1)	Value

Vested	67,171	$5,851,241	-	-	$15,676,869	247,137	$21,528,110	21.5

Unvested	-	-	335,396	$29,216,377	-	335,396	$29,216,377	29.2

Total	67,171	$5,851,241	335,396	$29,216,377	$15,676,869	582,533	$50,744,487	50.7

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

CEO link between performance and compensation

The chart and accompanying table below compare the current value of compensation awarded to CIBC’s CEO since fiscal 2020 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart, including the CEO’s realized and realizable pay for each year. The CEO’s realized and realizable pay fluctuated over the past five years with CIBC’s share performance since the majority of the CEO’s direct compensation is deferred and tied to CIBC’s performance. Overall, the current value of $100 invested by a shareholder is closely aligned with the value of $100 in compensation awarded to CIBC’s CEO from fiscal 2020 to 2024 on a weighted average basis.

The current value of the CEO awards as at December 31, 2024 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and
(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

Year	CEO	TDC Awarded ($)	A Realized Pay(1) ($)	B Realizable Pay(2) ($)	A+ B = C Current Value ($)	Period	To CEO(3) ($)	To Shareholders(4) ($)

2020	Dodig	9,010,000	7,571,514	8,204,889	15,776,403	10/31/2019 to 12/31/2024	175	211

2021	Dodig	11,684,800	14,030,289	5,973,935	20,004,224	10/31/2020 to 12/31/2024	171	225

2022	Dodig	10,362,700	2,872,540	20,862,335	23,734,875	10/31/2021 to 12/31/2024	229	142

2023	Dodig	10,700,000	2,940,000	25,598,416	28,538,416	10/31/2022 to 12/31/2024	267	165

2024	Dodig	13,096,000	3,419,200	7,757,992	11,177,192	10/31/2023 to 12/31/2024	85	196

						Weighted Average	181	182

(1)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.
(2)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.
(3)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period, December 31, 2024.
(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

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Compensation Discussion and Analysis

Robert Sedran

Mr. Sedran was appointed Senior Executive Vice-President (SEVP) and Chief Financial Officer on April 1, 2024. Prior to his appointment, Mr. Sedran served as EVP, Treasurer. As CFO, Mr. Sedran is responsible for financial planning and analysis, financial and management reporting, maintenance of accounting records, internal controls over financial reporting, regulatory reporting, tax planning and compliance, treasury and balance sheet management and liaising with CIBC’s investors.

Mr. Sedran made strong contributions to CIBC’s fiscal 2024 financial performance while serving as CFO by delivering against the key finance priorities and driving enterprise-wide focus on the consistent and strong execution of our bank’s strategic growth agenda. Through his leadership during 2024, and in partnership with the leadership team, there was a continued focus on further managing expense discipline. Throughout the year, Mr. Sedran focused on maintaining resource and capital allocation and successfully advanced the finance modernization efforts as well as continuing to develop the strength of his leadership team.

Through his leadership, Mr. Sedran was successful in achieving the following key initiatives this year:

•	In partnership with the leadership team, ensured all Capital and Liquidity and Funding metrics were above or equal to regulatory and Risk Appetite Statement (RAS) targets throughout the year;

•	In partnership with the leadership team and in line with our strategy, helped build our capital strength while ensuring sufficient capital investment, allowing the bank to achieve record revenues;

•	Refreshed the multi-year Finance plan to ensure linkage to CIBC’s key strategic priorities; and

•	Helped effectively manage expense discipline in an inflationary environment, contributing to positive operating leverage (on an adjusted basis).

Connectivity across our bank has been a driver of success and, as a result, the Senior Management team has shared goals to advance CIBC’s purpose-driven culture. The Senior Management team made progress against these shared goals through fostering our connected mindset and building on our momentum to enhance the client and employee experience while building an inclusive and engaged team. The Senior Management team shares commitments to enable, simplify and protect the bank by creating operational efficiencies and enhancing our operational resilience and ability to proactively defend against key risks. Performance against these goals has a direct link to performance-based compensation.

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2024 GPS award for Mr. Sedran of $2.20 million, which was above his target incentive opportunity and reflects his time as EVP, Treasurer as well as an increase to his overall total target compensation for fiscal 2024 in recognition of his appointment to CFO. The details are in the table provided below and reflect Mr. Sedran’s full year compensation.

Pay Element ($)	2024	2023
Salary (Fixed)(1)	458,470	400,000
Cash Incentive	748,955	529,620
PSUs	1,163,082	635,544
RSAs	0	150,000(2)
Options	290,771	158,886
Total GPS (Variable)	2,202,807	1,474,050
TDC	2,661,277	1,874,050

(1)	In fiscal 2024, Mr. Sedran’s salary increased effective April 1, 2024 and represents five months at $400,000 and seven months at $500,000.

(2)	Mr. Sedran received a one-time 3-year cliff vesting $150,000 Restricted Share Award (RSA) award granted in 2023.

C I B C P R O X Y C I R C U L A R	79

Compensation Discussion and Analysis

Share Ownership

Mr. Sedran is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 8.2. Details regarding equity ownership guidelines for our NEOs can be found on page 93.

Equity ownership as at October 31, 2024 using CIBC’s share price of $87.11:

	DSUs	RSAs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$660,956	$360,841	$2,733,127	$353,689	$4,108,613	8.2

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Compensation Discussion and Analysis

Harry Culham

As SEVP and Group Head, Capital Markets and Direct Financial Services (DFS), Mr. Culham is accountable for CIBC’s Capital Markets and DFS businesses. In 2024, Mr. Culham took on expanded enterprise accountability for CIBC’s Enterprise Strategy and Corporate Development functions, and the bank’s Strategic Client Office. Mr. Culham is also accountable for the oversight of CIBC Caribbean and CIBC Mellon. Mr. Culham also serves as Co-Chair of the CIBC Foundation and chairs CIBC Miracle Day.

CIBC’s Capital Markets business provides integrated global markets products, investment banking and corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world. DFS includes Simplii Financial, Investor’s Edge and the Alternate Solutions Group. DFS leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Mr. Culham led the Capital Markets and DFS businesses to achieve strong performance in 2024 by demonstrating consistent execution against key strategic priorities leading to steady growth despite headwinds in the market. Under Mr. Culham’s leadership, Capital Markets maintained a strong #2 market share in Canada among our strategic and focus clients driven by our deep client relationships, the success of our differentiated platform and our ability to deliver a connected bank to all of our clients. Mr. Culham, together with his team, continued to deliver on CIBC’s US growth ambitions with double-digit revenue growth in this important market through further development of strong product and service offerings, making targeted investments and expanding the team across key industry verticals. Within DFS, Mr. Culham enhanced innovative offers across the DFS business to generate more recurring revenue and attract new clients seeking convenient digitally-enabled banking and investment solutions.

Under Mr. Culham’s leadership, the Capital Markets and DFS businesses achieved the following:

•	Recognized by Global Finance for the second consecutive year as the Best Investment Bank in Canada;

•	Ranked as a Top 10 Investment Bank in the US for renewables project financing by InfraLogic and IJ Global;

•	Ranked #1 for US$ Supranational, Sovereign and Agency (SSA) by Market Axess;

•	Recognized by Global Capital as the Most Impressive SSA House for the Canadian Market and the Canada Derivatives House of the Year;

•	Awarded Financial Adviser of the Year in North America by IJ Global;

•	Added to our unique set of digital first solutions for CIBC and Simplii clients by enabling real-time, no transfer- fee remittance to mobile wallets; and

•	Launched five new interest-earning foreign currency savings accounts.

Connectivity across our bank has been a driver of success and, as a result, the Senior Management team has shared goals to advance CIBC’s purpose-driven culture. The Senior Management team made progress against these shared goals through fostering our connected mindset and building on our momentum to enhance the client and employee experience while building an inclusive and engaged team. The Senior Management team shares commitments to enable, simplify and protect the bank by creating operational efficiencies and enhancing our operational resilience and ability to proactively defend against key risks. Performance against these goals has a direct link to performance-based compensation.

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2024 GPS award for Mr. Culham of $9.52 million, which was above his target incentive opportunity and reflective of his expanded accountability for Enterprise Strategy, Corporate Development and Strategic Client Office. Mr. Culham elected to defer 20% of his fiscal 2024 cash incentive, approximately $0.57 million, into DSUs which are payable when he leaves CIBC. The details are in the table provided below.

Pay Element ($)	2024	2023
Salary (Fixed)	600,000	600,000
Cash Incentive	2,855,442	2,289,992
PSUs	5,330,158	4,274,652
Options	1,332,540	1,068,663
Total GPS (Variable)	9,518,140	7,663,307
TDC	10,118,140	8,233,307

C I B C P R O X Y C I R C U L A R	81

Compensation Discussion and Analysis

Share Ownership

Mr. Culham is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 63.0, well in excess of his share ownership guidelines and 3.7 times his actual TDC of $10.12 million. Details regarding equity ownership guidelines for our NEOs can be found on page 93.

Equity ownership as at October 31, 2024 using CIBC’s share price of $87.11:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$15,126,832	$20,198,258	$2,473,792	$37,798,882	63.0

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Compensation Discussion and Analysis

Jon Hountalas

As SEVP and Group Head, Canadian Banking, Mr. Hountalas was responsible for CIBC’s Personal and Business Banking, Commercial Banking and Wealth Management businesses in Canada during fiscal 2024. Canadian Banking encompasses CIBC’s Personal and Business Banking business which provides personal and business clients with financial advice, services and solutions, and Commercial Banking and Wealth Management which provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families, and asset management services to institutional investors. Effective November 1, 2024, Mr. Hountalas transitioned to the role of Vice-Chair, North American Banking, covering Retail, Commercial Banking, and Wealth Management.

Mr. Hountalas focused the Commercial Banking and Wealth Management team on building and enhancing client relationships, striving to be Canada’s leader in financial advice and generating long-term consistent growth which drove solid results in 2024. Mr. Hountalas led the team to achieve its highest-ever NPS, driving deeper and longer-term client relationships and continued to modernize our systems and support to simplify the experience for our clients and team members. With Mr. Hountalas’ leadership, the Asset Management business saw significant growth of $20 billion in total net flows.

Under Mr. Hountalas’ leadership, Personal and Business Banking grew its client base with notable momentum in students and newcomers, furthered our strengths in technology and talent and significantly deepened relationships within our Imperial Services business by continuing to enhance our Imperial Service offering and helped clients navigate a challenging market with the expertise of our team.

The Canadian Banking business accomplished the following:

•	Wood Gundy ranked second overall amongst the Big 5 banks by Investment Executive Brokerage Report Card for the third consecutive year;

•	Ranked #1 for IFIC Mutual Fund Net Flows and #2 for Long-Term Retail Mutual Fund Net Flows/AUM;

•	Ranked #1 by Surviscor for delivering the best mobile banking experience among Canada’s big banks;

•	Ranked #2 in client satisfaction with mobile banking apps and online banking in the J.D. Power 2024 Canada banking Mobile App and Online Banking Satisfaction studies;

•	Ranked #1 in client satisfaction with Small Business banking for the second year in a row according to the J.D. Power 2024 Canada Small Business Banking Satisfaction study;

•	Recognized with the best Gen-AI Initiative technology award in The Digital Banker’s 2024 Global Transaction Banking Innovation Awards;

•	Ranked #1 on Investment Executive 2024 Report Card on Banks for the ninth consecutive year;

•	Enhanced our Financial Planning across the bank delivering stable growth with investments in technology and support; and

•

Continued the rollout of the CIBC Investment Platform, a state-of-the-art platform that streamlines account structures, improves onboarding and client reporting, and provides enhanced portfolio management capabilities for advisors.

Connectivity across our bank has been a driver of success and, as a result, the Senior Management team has shared goals to advance CIBC’s purpose-driven culture. The Senior Management team made progress against these shared goals through fostering our connected mindset and building on our momentum to enhance the client and employee experience while building an inclusive and engaged team. The Senior Management team shares commitments to enable, simplify and protect the bank by creating operational efficiencies and enhancing our operational resilience and ability to proactively defend against key risks. Performance against these goals has a direct link to performance-based compensation.

C I B C P R O X Y C I R C U L A R	83

Compensation Discussion and Analysis

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2024 GPS award for Mr. Hountalas of $5.57 million, which was above his target incentive opportunity. The details are in the table provided below.

Pay Element ($)	2024	2023
Salary (Fixed)	600,000	600,000
Cash Incentive	1,671,768	1,312,753
PSUs	3,120,634	2,450,472
Options	780,158	612,618
Total GPS (Variable)	5,572,560	4,375,843
TDC	6,172,560	4,975,843

Share Ownership

Mr. Hountalas is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 16.7. Details regarding equity ownership guidelines for our NEOs can be found on page 93.

Equity ownership as at October 31, 2024 using CIBC’s share price of $87.11:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$0	$9,591,800	$441,473	$10,033,273	16.7

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Compensation Discussion and Analysis

Shawn Beber

As SEVP and Group Head, US Region; President and CEO, CIBC Bank USA, Mr. Beber leads CIBC’s US Region, which includes middle market commercial banking, wealth management, private banking and retail and digital banking, as well as oversight for all Capital Markets activities in the United States. He leads a team expanding our US franchise as part of our strong North American platform.

Under Mr. Beber’s leadership, there was continued progress made in executing on our well-established relationship strategy focused on attracting new clients and deepening relationships with existing clients. CIBC is well positioned to help our clients achieve their ambitions while navigating an evolving economic environment by offering tailored financial solutions and an improved client experience. This strategy enabled the US business to deliver consistent financial performance by driving broad-based deposit and commercial and industrial loan growth and built positive momentum by continuing to generate new business and AUM. Under Mr. Beber’s leadership, the focus has been on investing in the business with expanded products, services and capabilities together with disciplined expense and risk management to position the US business for future growth.

Mr. Beber led the business in focusing on building and deepening client relationships with continued growth in client referrals across the bank to both drive new business and enable clients to fulfill their broader banking needs with CIBC. Under his leadership, the US Region has continued to invest in modernizing the banking and investment platforms to provide our clients with expanded functionality and improved customer experience.

Under Mr. Beber’s leadership, the team demonstrated a deep commitment to clients, connectivity across the bank and continuing to strengthen CIBC’s capabilities in the US to grow our business with the following accomplishments:

●

Increased connectivity throughout our bank with increased referral volumes across all lines of business. Built a highly connected franchise with 43% growth in cross line-of-business referrals(1) in 2024 vs. 35% growth in 2023;

●	Achieved US$3.8 billion of New Money Net Flows(2);

●	Ranked #2 Registered Investment Advisor (RIA) in Barron’s Top 100 RIA Firms list and remained in the top 10 for the fifth consecutive year;

●

Achieved first quartile rank in NPS for our Commercial Banking and Private Wealth Businesses driven by our relationship-oriented approach and our ability to provide creative and tailored solutions to our clients;

●	CIBC Private Wealth remains Private Asset Management’s most awarded firm in the industry over the last 14 years;

●	Earned recognition by REAL SIMPLE magazine as the Best Short-Term Certificate of Deposit (CD) product for our CIBC Agility CD driven by our CIBC Agility online savings platform; and

●	Further evolved our risk management capabilities with advanced analytics to drive enhanced insights to support our growth.

Connectivity across our bank has been a driver of success and, as a result, the Senior Management team has shared goals to advance CIBC’s purpose-driven culture. The Senior Management team made progress against these shared goals through fostering our connected mindset and building on our momentum to enhance the client and employee experience while building an inclusive and engaged team. The Senior Management team shares commitments to enable, simplify and protect the bank by creating operational efficiencies and enhancing our operational resilience and ability to proactively defend against key risks. Performance against these goals has a direct link to performance-based compensation.

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2024 GPS award for Mr. Beber of US$4.04 million which was above his target incentive opportunity. Mr. Beber’s fiscal 2024 compensation was determined and paid in US dollars. The details are in the table provided below.

Pay Element ($)(3)	2024 (US$)	2023 (C$)
Salary (Fixed)	548,388	600,000
Cash Incentive	1,210,802	1,082,799
PSUs	2,260,164	2,021,225
Options	565,041	505,306
Total GPS (Variable)	4,036,007	3,609,330
TDC	4,584,396	4,209,330

(1)	Metric refers to referrals made across lines-of-business within the US Commercial and Wealth Management segment, as well as referrals made to the Capital Markets segment.

(2)	Net flows from new clients refers to any inflows (excluding reinvested dividends) related to a client within a 12-month period of client inception.

C I B C P R O X Y C I R C U L A R	85

Compensation Discussion and Analysis

(3)	Compensation for Mr. Beber is determined and paid in US dollars for 2024. Mr. Beber’s salary is $600,000 in US dollars as of March 1, 2024. Mr. Beber’s 2023 compensation was paid in Canadian dollars.

Share Ownership

Mr. Beber is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 9.9. Details regarding equity ownership guidelines for our NEOs can be found on page 93.

Equity ownership as at October 31, 2024 using CIBC’s share price of $87.11:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$291,409	$7,631,585	$160,915	$8,083,909	9.9

86	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Hratch Panossian

Mr. Panossian served as SEVP, Chief Financial Officer and Enterprise Strategy until March 31, 2024. Effective April 1, 2024, Mr. Panossian was appointed SEVP and Head, Personal and Business Banking. Under Mr. Panossian’s leadership, these teams provide financial advice, services and solutions to meet the needs of personal and business clients.

In addition to Mr. Panossian’s accomplishments during his tenure as the CFO, under Mr. Panossian’s leadership, Canadian Personal and Business Banking maintained its focus on helping clients achieve their ambitions while delivering sustainable, market-leading performance. Mr. Panossian worked with the team to make clear progress against our three key priorities: delivering exceptional client experiences with personalized advice and high-touch service and solutions; growing our Personal Banking business with a digital-first mindset by making it easier for clients to bank with us digitally; and establishing a culture of operational excellence, enabled through our talent, technology and processes.

With Mr. Panossian’s leadership, the businesses accomplished the following:

•	Ranked #1 by Surviscor for delivering the best mobile banking experience among Canada’s big banks;

•	Ranked #2 in client satisfaction with mobile banking apps and online banking in the J.D. Power 2024 Canada banking Mobile App and Online Banking Satisfaction studies;

•	Ranked #1 in client satisfaction with Small Business banking for the second year in a row according to the J.D. Power 2024 Canada Small Business Banking Satisfaction study;

•	Recognized with the best Gen-AI Initiative technology award in The Digital Banker’s 2024 Global Transaction Banking Innovation Awards;

•	Ranked #1 on Investment Executive 2024 Report Card on Banks for the ninth consecutive year;

•	Launched a new First Home Savings Account to support tax-efficient saving and first home ownership ambitions of our personal banking clients;

•	Introduced more opportunities for our clients to deal with us digitally to help newcomers to Canada at the start of their immigration journey by launching CIBC Smart Arrival; and

•

Launched first-in-market integrated digital applications across credit card and deposit products to streamline the experience for new clients joining our bank, including specific newcomer and student bundles.

Connectivity across our bank has been a driver of success and, as a result, the Senior Management team has shared goals to advance CIBC’s purpose-driven culture. The Senior Management team made progress against these shared goals through fostering our connected mindset and building on our momentum to enhance the client and employee experience while building an inclusive and engaged team. The Senior Management team shares commitments to enable, simplify and protect the bank by creating operational efficiencies and enhancing our operational resilience and ability to proactively defend against key risks. Performance against these goals has a direct link to performance-based compensation.

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2024 GPS award for Mr. Panossian of $4.08 million, which was above his target incentive opportunity and reflected an increase to his overall total target compensation for fiscal 2024 as a seasoned CFO and tenured member of Senior Management, as well as his appointment to SEVP and Head, Personal and Business Banking. The details are in the table provided below and reflect Mr. Panossian’s full year compensation.

Pay Element ($)	2024	2023
Salary (Fixed)	600,000	600,000
Cash Incentive	1,223,602	877,668
PSUs	2,284,058	1,638,314
Options	571,014	409,578
Total GPS (Variable)	4,078,674	2,925,560
TDC	4,678,674	3,525,560

C I B C P R O X Y C I R C U L A R	87

Compensation Discussion and Analysis

Share Ownership

Mr. Panossian is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 14.0. Details regarding equity ownership guidelines for our NEOs can be found on page 93.

Equity ownership as at October 31, 2024 using CIBC’s share price of $87.11:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$194,273	$7,394,383	$792,546	$8,381,202	14.0

88	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Backtesting of NEO total compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2019 through October 31, 2024, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2019	2020	2021	2022	2023	2024

CIBC	100.00	94.10	148.70	128.54	108.17	202.88

S&P/TSX Composite Index	100.00	97.70	135.58	128.95	129.50	171.01

S&P/TSX Composite Banks Index	100.00	86.43	134.42	128.95	117.69	163.83

CIBC NEO Total Compensation(2)	100.00	99.06	124.01	112.61	110.01	133.68

(1)	With dividends reinvested.

(2)

The 2019 CIBC NEO total compensation is expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 90 of this Circular. The 2024 CIBC NEO Total Compensation above includes the CEO, current CFO and the three next highest paid NEOs (six NEOs were disclosed including the former CFO). The 2019 CIBC NEO Total Compensation shown includes only the five highest paid NEOs (six NEOs were disclosed in the 2019 Management Proxy Circular).

Cost of management ratio (COMR)

The table below summarizes CIBC NEO total compensation as a percentage of reported net income over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(1) ($000s)	Reported Net Income ($ millions)	NEO Total Compensation as a % of Reported Net Income(2)

2024	39,858	7,154	0.56

2023	32,801	5,039(3)	0.65

2022	33,576	6,243	0.54

(1)

CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 90 of this Circular for the CEO, current CFO and the three next highest paid NEOs.

(2)

COMR based on NEO total compensation as a percentage of adjusted net income was 0.55% for fiscal 2024, 0.51% for fiscal 2023 and 0.51% for fiscal 2022. Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2024 Annual Report available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein.

(3)	Reported Net Income for 2023 has been restated to reflect the adoption of IFRS 17.

C I B C P R O X Y C I R C U L A R	89

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2024, 2023, and 2022 by CIBC’s six NEOs for fiscal 2024.

Name and Principal Position	Year	Salary ($)	Share- based Awards(1) ($)	Option-based Awards(2) ($)	Non-equity Variable Incentive Awards(3) ($)	Pension Value(4) ($)	All Other Compensation(5),(6) ($)	Total Compensation ($)

Victor Dodig CEO	2024	1,000,000	7,741,440	1,935,360	2,419,200	510,000	2,250	13,608,250
	2023	1,000,000	6,208,000	1,552,000	1,940,000	504,000	2,250	11,206,250
	2022	1,000,000	5,992,128	1,498,032	1,872,540	650,000	2,250	11,014,950

Robert Sedran SEVP and Chief Financial Officer(7)	2024	458,470(7)	1,163,082	290,771	748,955	214,000	2,250	2,877,528
	2023	400,000	785,544	158,886	529,620	122,000	2,250	1,998,300
	2022	275,000	546,010	136,503	682,513	48,000	2,250	1,690,276

Harry Culham SEVP and Group Head, Capital Markets and Direct Financial Services	2024	600,000	5,330,158	1,332,540	2,855,442	150,000	2,250	10,270,390
	2023	600,000	4,274,652	1,068,663	2,289,992	143,000	2,250	8,378,557
	2022	581,096(8)	4,168,396	1,042,099	2,233,070	194,000	2,250	8,220,911

Jon Hountalas SEVP and Group Head, Canadian Banking(9)	2024	600,000	3,120,634	780,158	1,671,768	166,000	0	6,338,560
	2023	600,000	2,450,472	612,618	1,312,753	162,000	0	5,137,843
	2022	581,096(8)	1,733,498	433,375	928,660	208,000	0	3,884,629

Shawn Beber SEVP and Group Head, US Region; President and CEO, CIBC Bank USA(10)	2024	745,758	3,073,616	768,404	1,646,580	121,000	407,894	6,763,252
	2023	600,000	2,021,225	505,306	1,082,799	106,000	183,111	4,498,441
	2022	581,096(8)	1,395,058	348,764	747,352	151,000	2,250	3,225,520

Hratch Panossian SEVP and Chief Financial Officer (until March 31, 2024)/ SEVP and Head of Personal and Business Banking (effective April 1, 2024)	2024	600,000	2,284,058	571,014	1,223,602	37,000	2,250	4,717,924
	2023	600,000	1,638,314	409,578	877,668	52,000	2,250	3,579,810
	2022	581,096(8)	1,518,282	379,570	813,365	83,000	2,250	3,377,563

(1)

Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years. Mr. Sedran’s share-based award value includes a one-time C$150,000 RSA award granted in 2023. The value of one RSA at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1st.

(2)

Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, Accounting Fair Value (AFV) and variance between the compensation values and AFV are summarized in the tables below:

Measure	Grants made in December 2024 for fiscal 2024		Grants made in December 2023 for fiscal 2023		Grants made in December 2022 for fiscal 2022
Methodology Risk-free rate (%) Dividend yield (%) Share price volatility (%) Term (years) Compensation value ($)	5-year Black-Scholes average 2.98 4.11 19.13 10 7.59		5-year Black-Scholes average 3.43 6.37 18.05 10 3.67		5-year Black-Scholes average 2.77 5.72 18.02 10 4.16

	2024		2023		2022
Name	AFV ($7.43 per option)	Variance ($)	AFV ($4.01 per option)	Variance ($)	AFV ($4.52 per option)	Variance ($)

Victor Dodig	1,896,583	38,777	1,696,293	(144,294)	1,626,638	(128,606)

Robert Sedran	284,950	5,821	173,658	(14,772)	148,223	(11,720)

Harry Culham	1,305,839	26,701	1,168,019	(99,357)	1,131,564	(89,465)

Jon Hountalas	764,530	15,628	552,286	(46,980)	470,582	(37,206)

Shawn Beber	775,197	(6,793)	669,577	(56,957)	378,708	(29,941)

Hratch Panossian	559,574	11,440	447,659	(38,080)	412,157	(32,587)

(3)

Non-equity Variable Incentive Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer all or part of their annual incentive into DSUs. For 2024, 2023, and 2022, Mr. Culham elected to defer 20% of his cash incentive of $2,855,442, 20% of his cash incentive of $2,289,992, and 20% of his cash incentive of $2,233,070, respectively, into DSUs. Amounts were converted to DSUs based on the average share price in the 10 trading days preceding December 1 of the respective years.

(4)

Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years and reflect the impact of the CIBC Pension Plan amendment that was effective November 1, 2023 that imposed a cap on pensionable earnings as applicable. Mr. Sedran’s compensatory values for 2023 and 2022 were calculated on the same basis as the other NEOs. Mr. Sedran’s compensatory value for 2023 reflects his promotion to EVP, Treasurer and his pension value for 2024 reflects his promotion to SEVP and CFO.

(5)

Amounts shown for Mr. Dodig, Mr. Sedran, Mr. Culham, Mr. Beber, and Mr. Panossian represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts. Mr. Beber’s amount includes $405,644 related to his relocation costs in Canadian dollars for fiscal 2024.

90	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(6)

For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on any PSU, RSA and/or DSU awards granted in prior years as the expected dividend equivalents were factored into the disclosed grant date fair value of the awards, as applicable. The reinvested dividend equivalent amounts for fiscal 2024, 2023, and 2022 are $1,405,645, $1,240,182, and $1,129,501 respectively, for Mr. Dodig; $149,994, $122,699, and $137,777 for Mr. Sedran; $1,415,966, $1,236,961, and $1,125,808 for Mr. Culham; $384,476, $297,026, and $274,095 for Mr. Hountalas; $317,584, $233,082, $178,668 in Canadian dollars for Mr. Beber, and $304,183, $239,752, and $171,433 for Mr. Panossian.

(7)	Mr. Sedran was appointed SEVP and CFO on April 1, 2024. Mr. Sedran’s fiscal 2024 salary represents five months at $400,000 and seven months at $500,000.

(8)

Mr. Culham’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Hountalas’ fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Beber’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Panossian’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000.

(9)	Mr. Hountalas was appointed Group Head, Canadian Banking on January 16, 2023. Effective November 1, 2024, Mr. Hountalas transitioned to the role of Vice-Chair, North American Banking.

(10)

Mr. Beber was appointed Group Head, CIBC US Region; President and CEO, CIBC Bank USA on November 1, 2022. Compensation for Mr. Beber is determined and paid in US dollars for 2024, except his pension benefits which are accruing in Canadian Dollars. Mr. Beber’s salary is $600,000 in US dollars as of March 1, 2024. All compensation figures, for fiscal 2024, except for the Pension Value, have been converted to Canadian dollars using the Average WM/Reuters exchange rate of US$1.00 = C$1.3599 for fiscal 2024.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2024.

Name	Value of Option-based Awards That Vested During the Year(1)(2) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(3) ($)	Value of Non-equity Variable Incentive Awards Earned During the Year(4) ($)

Victor Dodig	627,792	4,969,514	2,419,200

Robert Sedran	26,486	444,463	748,955

Harry Culham	468,824	3,542,677	2,855,442

Jon Hountalas	183,450	1,415,138	1,671,768

Shawn Beber	88,285	1,031,876	1,646,580

Hratch Panossian	88,135	930,058	1,223,602

(1)

Values shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)	The value is based on the number of options vested multiplied by the difference between exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date.

(3)

Values shown relate to the vesting and payment of PSUs in fiscal 2024. With respect to PSUs, the performance factor applied to the PSUs granted in December 2020 for fiscal 2020 to determine the final amount paid out to participants in December 2023 was 85%, based on CIBC’s ROE and TSR performance from November 1, 2020 to October 31, 2023.

(4)

Values shown are the sum of annual performance-based cash incentives for fiscal 2024 disclosed in the “Summary compensation table” on page 90. Mr. Beber’s annual cash bonus award was paid in US dollars and has been converted to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2024 of US$1.00 = C$1.3599.

2021 PSU vesting

The vesting percentage for PSUs granted in 2021 that vested in December 2024 was 110% based on the average of the ROE performance factor of 95% and the TSR performance factor of 125%, resulting from a number four ranking in ROE and number one ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive awards” starting on page 68 for the scale.

CIBC PSU Vesting Calculation for 2021 PSU Grants							Vesting
	2022	2023	2024	Average	CIBC Rank	Performance
Adjusted ROE(1)	14.7%	13.4%(2)	13.7%	13.9%	4	95%	110%

TSR	(13.6)%	(15.9)%	87.6%	19.4%	1	125%

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2024 Annual Report available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein.

(2)	Adjusted ROE for 2023 has been restated to reflect the adoption of IFRS 17.

C I B C P R O X Y C I R C U L A R	91

Compensation Disclosure

Incentive plan awards – outstanding option– and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2024.

Name	Compensation Year	Option-based Awards(1)(2)					Share-based Awards(1)(3)
		Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Value of Options Exercised (5)(6)(7)(8)(9)(10) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share-based Awards Not Vested(11) ($)	Market or Payout Value of Vested Share- based Awards Not Paid Out or Distributed ($)

Victor Dodig	2015	—	48.905	06-Dec-2025	—	800,046

	2016	172,750	55.845	08-Dec-2026	5,401,029	—	DSU	—	—	5,851,241

	2017	156,542	60.01	13-Dec-2027	4,242,288	—

	2018	195,402	55.75	02-Dec-2028	6,127,807	—

	2019	188,718	54.935	08-Dec-2029	6,072,002	—

	2020	230,896	55.395	06-Dec-2030	7,322,867	—

	2021	286,108	70.05	05-Dec-2031	4,881,002	—	PSU	109,141	7,130,460	—

	2022	359,824	59.39	04-Dec-2032	9,974,321	—	PSU	104,624	6,835,366	—

	2023	422,877	56.55	03-Dec-2033	12,923,121	—	PSU	121,631	7,946,456	—

Robert Sedran	2016	—	—	—	—	—	DSU	—	—	608,136

	2020	20,652	55.395	06-Dec-2030	654,978	—	—	—	—	—

	2021	24,616	70.05	05-Dec-2031	419,949	—	RSA	1,203	104,834	—

							PSU	9,390	613,479	—

	2022	32,788	59.39	04-Dec-2032	908,883	—	PSU	9,533	622,847	—

	2023	43,292	56.55	03-Dec-2033	1,323,004	—	RSA	2,939	256,007	—

							PSU	12,452	813,518	—

	2024	—	—	—	—	—	DSU	606	52,820	—

Harry Culham	2015	—	—	—	—	—	DSU	—	—	3,316,242

	2016	—	55.845	08-Dec-2026	—	2,630,700	DSU	—	—	1,675,594

	2017	—	60.01	13-Dec-2027	—	3,470,874	DSU	—	—	2,444,887

	2018	149,200	55.75	02-Dec-2028	4,678,912	351,158	DSU	—	—	2,404,691

	2019	146,642	54.935	08-Dec-2029	4,718,206	—	DSU	—	—	1,978,104

	2020	164,602	55.395	06-Dec-2030	5,220,352	—	DSU	—	—	1,143,214

	2021	197,494	70.05	05-Dec-2031	3,369,248	—	DSU	—	—	703,143

							PSU	75,338	4,921,998	—

	2022	250,310	59.39	04-Dec-2032	6,938,593	—	DSU	—	—	679,284

							PSU	72,781	4,754,991	—

	2023	291,181	56.55	03-Dec-2033	8,898,491	—	DSU	—	—	781,672

							PSU	83,752	5,471,704	—

Jon Hountalas	2013	—	45.26	08-Dec-2023	—	373,479

	2014	—	51.165	07-Dec-2024	—	308,033

	2015	32,018	48.905	06-Dec-2025	1,223,248	—

	2016	43,490	55.845	08-Dec-2026	1,359,715	—

	2017	45,308	60.01	13-Dec-2027	1,227,847	—

	2018	65,494	55.75	02-Dec-2028	2,053,892	—

	2019	56,402	54.935	08-Dec-2029	1,814,734	—

	2020	65,752	55.395	06-Dec-2030	2,085,325	—

	2021	83,450	70.05	05-Dec-2031	1,423,657	—	PSU	31,833	2,079,718	—

	2022	104,096	59.39	04-Dec-2032	2,885,541	—	PSU	30,267	1,977,443	—

	2023	166,922	56.55	03-Dec-2033	5,101,136	—	PSU	48,011	3,136,689	—

Shawn Beber	2014	—	51.165	07-Dec-2024	—	71,420

	2015	4,736	48.905	06-Dec-2025	180,939	328,900

	2016	18,172	55.845	08-Dec-2026	568,148	—

	2017	21,130	60.01	13-Dec-2027	572,623	—

	2018	23,836	55.75	02-Dec-2028	747,497	—

	2019	23,002	54.935	08-Dec-2029	740,089	—

	2020	37,320	55.395	06-Dec-2030	1,183,604	—	DSU	3,345	291,409	—

	2021	61,996	70.05	05-Dec-2031	1,057,652	—	PSU	23,649	1,545,073	—

	2022	83,773	59.39	04-Dec-2032	2,322,188	—	PSU	24,358	1,591,376	—

	2023	137,682	56.55	03-Dec-2033	4,207,562	—	PSU	39,601	2,587,239	—

Hratch Panossian	2014	—	51.165	07-Dec-2024	—	158,861

	2015	9,006	48.905	06-Dec-2025	344,074	—

	2016	12,272	55.845	08-Dec-2026	383,684	—

	2017	12,322	60.01	13-Dec-2027	333,926	—

	2018	18,352	55.75	02-Dec-2028	575,519	—

	2019	18,614	54.935	08-Dec-2029	598,905	—

	2020	43,214	55.395	06-Dec-2030	1,370,532	—	DSU	2,230	194,273	—

	2021	68,884	70.05	05-Dec-2031	1,175,161	—	PSU	26,277	1,716,748	—

	2022	91,172	59.39	04-Dec-2032	2,527,288	—	PSU	26,510	1,731,941	—

	2023	111,599	56.55	03-Dec-2033	3,410,465	—	PSU	32,099	2,097,099	—

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

92	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(2)	Options are in respect of CIBC common shares. Options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(3)

PSUs vest and are cash-settled at the end of three years. For awards granted prior to 2023, the number of units that vest is determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group. For awards granted in 2023 and onwards, the ROE component of the performance multiplier is based on CIBC’s adjusted ROE performance versus target and TSR performance continues to be based on relative performance.

The DSUs shown for Mr. Dodig, Mr. Sedran (granted in 2016) and Mr. Culham reflect annual performance-based incentive awards which have been deferred into DSUs. Such DSUs are fully vested but are not payable until termination of employment, retirement or death. The DSUs shown for Mr. Sedran (granted in 2024), Mr. Beber and Mr. Panossian will vest at the end of five years but are not payable until termination of employment, retirement or death.

(4)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(5)

The value of options exercised during fiscal 2024 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date) before deductions for taxes and commissions.

(6)	Amount shown for Mr. Dodig relates to sale in September 2024 of 23,088 shares upon exercises of his remaining 2015 Employee Stock Option Plan grant.

(7)

Amounts shown for Mr. Culham relate to sales in September 2024 of 100,000 shares upon exercises of his remaining 2016 Employee Stock Option Plan grant, 147,430 shares upon exercises of his remaining 2017 Employee Stock Option Plan grant, and 12,974 shares upon partial exercises of his 2018 Employee Stock Option Plan grant.

(8)

Amounts shown for Mr. Hountalas relate to sale in December 2023 of 30,446 shares upon exercises of his remaining 2013 Employee Stock Option Plan grant, and sale in June 2024 of 20,808 shares upon exercises of his remaining 2014 Employee Stock Option Plan grant.

(9)

Amounts shown for Mr. Beber relate to sale in December 2023 of 10,702 shares upon exercises of his remaining 2014 Employee Stock Option Plan grant, and sale in September 2024 of 10,000 shares upon partial exercises of his 2015 Employee Stock Option Plan grant.

(10)	Amount shown for Mr. Panossian relate to sale in September 2024 of 5,530 shares upon exercises of his remaining 2014 Employee Stock Option Plan grant.

(11)	Amounts shown are the threshold payout values of 75% of the applicable units.

Equity Ownership Guidelines of NEOs

All CIBC executives (including the NEOs) and Managing Directors (MDs) are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the Employee Share Purchase Plan or personal investment accounts outside of CIBC, DSUs, RSAs and PSUs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet the applicable guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows the minimum guideline for NEO equity ownership. All NEOs currently exceed the guidelines as outlined in the NEO profiles starting on page 76.

Job Level	Minimum Equity Ownership Guideline (Multiple of Salary)	Hold Period Following Retirement Date (Years)

CEO	8.0	2

NEOs	5.0	1

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2024 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

	A	B	C

Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A)(2) (#)

Approved by security holders	15,841,921	59.01	6,516,836

Not approved by security holders(1)	125,660	31.83	Nil

Total	15,967,581	58.80	6,516,836

(1)

CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. in June 2017 did not require approval by security holders under applicable securities legislation and stock exchange rules.

(2)	Excludes shares that were originally available for grant with respect to the acquisition that we no longer expect to grant.

C I B C P R O X Y C I R C U L A R	93

Compensation Disclosure

Options outstanding and available for grant at December 31, 2024

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B

	Options Outstanding		Options Available for Grant		Total

Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding

ESOP(1)	17,204,203	1.83	4,094,324	0.43	21,298,527	2.26

PrivateBancorp Plans(2)	114,914	0.01	Nil	Nil	114,914	0.01

Total	17,319,117	1.84	4,094,324	0.43	21,413,441	2.27

(1)

At October 31, 2024, the total number of common shares issuable under options outstanding was 15,841,921, the total number of common shares issuable under options available for grant was 6,516,836 and the total number of common shares outstanding was 942,294,598.

(2)

Upon the acquisition of PrivateBancorp, Inc. in June 2017, 2,238,422 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively, the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp, Inc. shares to the CIBC common shares pursuant to the acquisition. In addition, the CIBC common shares that were reserved for issuance to settle outstanding PrivateBankcorp option awards has been restated to reflect the Share Split.

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure	Year	ESOP	PrivateBancorp Plans

Dilution(1) • number of options granted but not exercised/total number of	2024	1.68%	0.01%

common shares outstanding at the end of the fiscal year	2023	1.56%	0.02%

	2022	1.23%	0.03%

Overhang(1) • (number of options available to be granted + options granted but	2024	2.37%	0.04%

not exercised)/total number of common shares outstanding at the end of the fiscal year	2023	2.67%	0.05%

	2022	2.76%	0.06%
Burn Rate(2)

• total number of options granted in a fiscal year/weighted average	2024	0.42%	—

number of common shares outstanding in the fiscal year	2023	0.38%	—

	2022	0.28%	—

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.

(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (for example, ESOP 3,973,361 for fiscal 2024) by the weighted average number of common shares outstanding for the fiscal year (for example, 939,351,667 for fiscal 2024).

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, and comply with the Bank Act, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	Buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;
•	Buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and
•	Selling CIBC shares if they do not own or have not fully paid for them (for example, a short sale).

94	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The MRCC and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the MRCC reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the MRCC reviews scenario analysis and backtesting to ensure the plan design objectives are achieved.

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the MRCC.

Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).

Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.

Exercise Price

• Set by the MRCC, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

• CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

• Where the MRCC authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the MRCC.

Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 105,269,000.

Individual and Insider Limits

• Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the MRCC.

• No options shall be granted to any participant if such grant could result in the number of CIBC common shares:

(a) issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

• Resignation or termination of employment with cause: options are forfeited after 30 days.

• Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee’s severance period.

• Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older on retirement.

Blackout Period Extension

• The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.

Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).

Assignability

• ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.

Amendments

• Shareholder approval is required for the following amendments (unless the change results from application of the anti- dilution provisions of the ESOP):

– increasing the number of common shares that can be issued under the ESOP;

– reducing the strike (exercise) price of an outstanding option;

– extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

– changing the provisions relating to the transferability of options, other than for estate settlement purposes;

– expanding the categories of individuals eligible to participate in the ESOP;

– amending the ESOP to provide for other types of compensation through equity issuance;

– removing or exceeding the insider participation limit contained in the ESOP;

– amending the ESOP’s amending provisions; or

– making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

   Beyond these material plan amendments, the MRCC may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the MRCC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants are subject to clawback for misconduct(1) and in the event a restatement is required due to material noncompliance with any financial reporting requirement under US securities law(2).

C I B C P R O X Y C I R C U L A R	95

Compensation Disclosure

(1)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled. Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(2)

As of 2023, CIBC will, pursuant to the SEC Clawback Policy, recover from a current or former “Executive Officer” the amount of any compensation awarded in options for the fiscal year that the restatement applies to, that exceeds the amount of any compensation awarded in options an Executive Officer would have otherwise received had it been determined based on the restated financial statements.

PSU Plan(1)(2)

Grants

• Grants are typically awarded as a dollar amount.

• Number of PSUs granted is based on the:

– dollar value of the award; and

– average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.

Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR performance compared with CIBC’s peer group and CIBC’s adjusted ROE performance versus target(1).

Performance Period

• The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(3) as it is driven by the year end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three year performance period post grant that is measured based on relative TSR performance and CIBC’s adjusted ROE performance versus target(1) over the three subsequent years.

Vesting	• Vest at the end of the three-year period.

Payout

• Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

• Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback

• Grants are subject to:

– clawback in the event of misconduct(4);

– recovery in the event a restatement of CIBC’s financial statements is required due to material noncompliance with any financial reporting requirement under US securities law(5); and

– cancellation for performance in certain cases where unexpected losses arise(6).

DSU Plan(2)

Grants

• Grants are typically awarded as a dollar amount.

• Number of DSUs granted is based on the:

– dollar value of the award; and

– average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.

Vesting

• The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

• When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout

• Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

• The payout price of each DSU will be the average closing price of CIBC common shares on the TSX over the ten trading days preceding the payment date.

Clawback

• Grants are subject to:

– clawback in the event of misconduct(4);

– recovery in the event a restatement of CIBC’s financial statements is required due to material noncompliance with any financial reporting requirement under US securities law(5); and

– cancellation for performance in certain cases where unexpected losses arise(6).

(1)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in 2023, the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

(2)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third-party financial institution.

(3)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(4)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) at the top of this page.

96	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(5)

As of 2023, CIBC will, pursuant to the SEC Clawback Policy, recover from a current or former “Executive Officer” the amount of any compensation awarded in PSUs or DSUs for the fiscal year that the restatement applies to, that exceeds the amount of compensation awarded in PSUs or DSUs an Executive Officer would have otherwise received had it been determined based on the restated financial statements.

(6)

Where CIBC determines that a significant unexpected loss for CIBC, its SBU or key lines of business that is greater than or equal to the aggregate of the last three years of Net Income Before Tax (NIBT) has occurred and the individual’s negligence, failure to comply with applicable policies or procedures, failure to comply with applicable legal or regulatory requirements, failure to exercise appropriate oversight of the conduct of other persons or similar acts or omissions substantially contributed to the unexpected loss, CIBC may cancel up to 100% of the individual’s PSUs and DSUs (applies to awarded DSUs, not elected DSUs) that vests in the fiscal year following fiscal year in which the unexpected loss arises.

Retirement Benefits

All NEOs participate in pension plans on the same basis as all other CIBC employees in Canada, which are subject to limitations defined by the Income Tax Act.

Supplemental Defined Benefit pension benefits for the NEOs are provided under a SERP. For Mr. Culham who was promoted before January 1, 2016, the SERP provides for a final average earnings pension benefit for each year of pensionable service where earnings include a portion of incentive compensation up to a cap. This means that SERP benefits do not increase commensurate with earnings. For NEOs promoted on or after January 1, 2016, being Mr. Sedran, Mr. Hountalas, Mr. Beber and Mr. Panossian, the SERP provides for a flat dollar pension accrual, which is irrespective of earnings, for service only from SERP appointment.

The SERP provides Mr. Dodig and Mr. Culham with a fully vested Supplemental Defined Benefit pension determined based on the greater of the final average earnings pension benefit and the flat dollar benefit, as described below in the respective tables. Regardless of the formula applied, Mr. Dodig’s overall annual pension is subject to a limit of $1,250,000.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

Key final average earnings SERP provisions applicable to Mr. Dodig and Mr. Culham are summarized in the table below:

Pension Formula	• 2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

Final Average Earnings

• The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

• Subject to a limit of $2,300,000 for Mr. Dodig and $913,500 for Mr. Culham.

Reduction for Early Retirement

• Pensions are reduced by 4% each year that retirement age precedes age 61 for Mr. Dodig.

• For Mr. Culham, pensions are reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time.

Form of Pension

• Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Key flat dollar SERP provisions applicable to all NEOs are summarized in the table below:

Pension Formula

• A flat dollar accrual rate per year of SERP pensionable service only (maximum of 35 years of service) based on executive level:

– $52,000 for Mr. Dodig; and

– $12,500 for Mr. Sedran, Mr. Culham, Mr. Hountalas, Mr. Beber and Mr. Panossian.

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.

Form of Pension	• Pension payments are made for the life of the executive only. • Other optional forms of payment are made available on an actuarially equivalent basis.

Vesting	• SERP benefits are vested on attainment of age 55 and 5 years of service.

C I B C P R O X Y C I R C U L A R	97

Compensation Disclosure

The table below provides additional information related to NEO Defined Benefit pension obligations:

Defined Benefit Plans

Name	Number of Years of Credited Service	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
		At October 31, 2024(2)	At Age 65(3)

Victor Dodig Robert Sedran Harry Culham Jon Hountalas Shawn Beber Hratch Panossian	19.3 14.3 16.2 14.5 21.9 12.9	1,070,000 110,000 193,000 234,000 229,000 180,000	1,250,000 299,000 336,000 279,000 417,000 529,000	8,885,000 496,000 1,388,000 2,124,000 1,475,000 542,000	510,000 214,000 150,000 166,000 121,000 37,000	1,568,000 137,000 333,000 371,000 503,000 202,000	10,963,000 847,000 1,871,000 2,661,000 2,099,000 781,000

(1)

These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for Mr. Culham will be at or above the applicable SERP compensation limit. Mr. Dodig’s pension accrued to October 31, 2024 is based on the flat dollar SERP formula. In addition to joining the SERP effective September 1, 2015, Mr. Culham has 7 years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. Mr. Sedran, Mr. Beber and Mr. Panossian have 9.7 years, 9.9 years and 2.3 years, respectively, of service credited under the CIBC Pension Plan which are not recognized under the SERP. For Mr. Culham, the SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65.

(2)

The amounts shown are fully vested for all NEOs except for Mr. Sedran, Mr. Beber and Mr. Panossian. Vested annual benefits payable to Mr. Sedran, Mr. Beber and Mr. Panossian as at October 31, 2024 are $52,000, $79,000 and $47,000 respectively. Mr. Sedran’s, Mr. Beber’s and Mr. Panossian’s benefits vest in accordance with the terms of the SERP.

(3)	All NEOs are eligible to retire with an unreduced pension at age 65. The CIBC Pension Plan benefits were determined using the Income Tax Act limits applicable in 2024.

(4)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2023. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 5.68%;

–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(5)

These amounts represent the fiscal 2024 annual service cost, impact of plan amendments and promotions and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 5.61% consistent with the fiscal 2024 pension expense reported in CIBC’s financial statement disclosure. For Mr. Sedran, the 2024 value includes an amount of $182,000 to reflect promotion to SEVP at April 1, 2024.

(6)

These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions.

(7)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2024. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 4.82%;

–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

98	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers certain senior executive officer roles, including all the NEOs and members of Senior Management, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the MRCC on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	• Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	• 24 months following the date of the change of control.

Trigger Events (as in, “Double Trigger”)

• The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)    a change of control event occurs; and

(2)   the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:

– a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

– a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

– a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

– any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

• Upon the “Double Trigger”, the greater of:

(1)    2 times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)   the amount the officer may be entitled to under any employment contract (as disclosed in footnote(4) to the Termination and change of control benefits table on page 100) or applicable law.

Vesting of Deferred Incentive Compensation and Pension

• Upon the trigger events, all deferred incentive compensation and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.

Pension Benefits

• Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

C I B C P R O X Y C I R C U L A R	99

Compensation Disclosure

Termination and change of control benefits(1)

The table below summarizes estimated payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

Name	Compensation Element	Estimated Incremental Payment at October 31, 2024(2)
		Termination Without Cause(3) ($)	Change of Control(4) ($)

Victor Dodig	Cash	0	5,966,333

	Deferred Compensation Incremental Value	0	0

	Benefits	0	200,000

	Total Payment	0	6,166,333

	Annual Pension Increment	0	104,000	(5)

Robert Sedran	Cash	1,946,976	2,298,371

	Deferred Compensation Incremental Value	0	0

	Benefits	0	100,000

	Total Payment	1,946,976	2,398,371

	Annual Pension Increment	0	58,000	(5)

Harry Culham	Cash	5,444,265	5,901,198

	Deferred Compensation Incremental Value	0	0

	Benefits	0	120,000

	Total Payment	5,444,265	6,021,198

	Annual Pension Increment	0	0	(5)

Jon Hountalas	Cash	2,870,495	3,640,008

	Deferred Compensation Incremental Value	0	0

	Benefits	100,000	120,000

	Total Payment	2,970,495	3,760,008

	Annual Pension Increment	0	25,000	(5)

Shawn Beber	Cash	3,419,191	3,862,776

	Deferred Compensation Incremental Value	0	0

	Benefits	163,189	163,189

	Total Payment	3,582,380	4,025,965

	Annual Pension Increment	0	175,000	(5)

Hratch Panossian	Cash	2,338,073	3,020,016

	Deferred Compensation Incremental Value	0	0

	Benefits	0	120,000

	Total Payment	2,338,073	3,140,016

	Annual Pension Increment	0	158,000	(5)

(1)

This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)

No incremental amounts are contractually payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2024, see “Incentive plan awards – outstanding option- and share-based awards” on page 92.

(3)

Amounts shown as Cash for Mr. Sedran, Mr. Culham, Mr. Hountalas, Mr. Beber and Mr. Panossian represent entitlements to cash payments in lieu of notice. For Mr. Sedran, Mr. Culham, Mr. Hountalas, Mr. Beber and Mr. Panossian, the cash payment is calculated using annual salary, average annual cash bonus for the prior three years and annual car allowance for the length of the severance period. For Mr. Hountalas and Mr. Beber, the amounts shown as benefits are equal to 10% of the annual salary, multiplied by the length of the severance payment period. Mr. Beber’s fiscal 2024 values have been converted to Canadian dollars using the Average WM/Reuters exchange rate of US$1.00 = C$1.3599 for fiscal 2024.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(4)	For information on the cash payments, see “Change of Control contracts” on page 99 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

(5)

Annual Pension Increment amounts for Mr. Dodig, Mr. Hountalas, Mr. Beber, and Mr. Panossian are the incremental annual lifetime pension amounts payable from their unreduced early retirement age (age 65) as a result of being entitled to two years of additional credited service. Since Mr. Sedran and Mr. Culham joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control, they are not eligible for two years of additional credited service. For Mr. Sedran, Mr. Beber, and Mr. Panossian, the Annual Pension Increment amounts also include the value of waiving any remaining vesting requirements since they are not vested in the SERP at October 31, 2024.

100	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

The present values at October 31, 2024 of the Annual Pension Increment amounts are $1,230,000 for Mr. Dodig, $465,000 for Mr. Sedran, $318,000 for Mr. Hountalas, $1,405,000 for Mr. Beber, and $799,000 for Mr. Panossian. The actuarial assumptions used to determine the present values are consistent with the assumptions used for the October 31, 2024 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the assumed retirement age is based on the first date of retirement eligibility. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices and their Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” which are comprised of NEOs and other Material Risk Takers (MRTs). MRTs include certain SVPs and above, MDs in designated roles, and other select “employees whose actions have a material impact on the risk exposure of the firm” upon an assessment of each role.

At least 40%, and up to 80%, of their total incentive compensation is deferred.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)

	2024		2023

(All figures in $millions)	NEOs	Other MRTs	NEOs	Other MRTs

Number of employees	6	138	5	123

Fixed compensation (salary)	4.1	50.6	3.4	44.0

Variable compensation

– Cash	10.6	117.6	7.5	94.7

– Share based	22.8	120.6	16.6	90.7

– Option based	5.7	10.3	4.1	8.5

Total variable compensation	39.1	248.5	28.2	193.9

Total remuneration	43.2	299.1	31.6	237.9

Deferred compensation paid out(2)

Payouts during the fiscal year(3)	20.8	85.7	14.5	76.4

Outstanding deferred compensation(4)(5)

Vested	74.5	73.4	10.9	14.4

– Cash	-	1.2	-	1.0

– Share based	21.6	35.4	10.8	13.2

– Option based	52.9	36.8	0.1	0.2

Unvested	160.4	565.7	37.3	195.8

– Cash	-	8.5	-	3.9

– Share based	77.7	408.3	37.3	191.9

– Option based	82.7	148.9	-	-

Total(5)	234.9	639.1	48.2	210.2

(1)	Amounts awarded in respect of a specified fiscal year are reflected in that specified fiscal year, notwithstanding that such awards may have been received after year-end.

(2)

Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (that is, the difference between the market value and exercise price). In addition, 2023 figures have been restated to account for retention period of vested awards granted to certain other MRTs.

(3)	Included in fiscal 2024 are amounts paid in December 2023 relating to fiscal 2022 and previous years and included in fiscal 2023 are amounts paid in December 2022.

(4)

All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death. In addition, 2023 figures have been restated to account for retention period of vested awards granted to certain other MRTs. Amounts may not total due to rounding.

(5)

All outstanding deferred compensation is subject to implicit and explicit adjustments. Implicit adjustments results from changes in the value of CIBC common shares or share units and explicit adjustments results from the application of clawbacks or performance-related adjustments. There were no explicit adjustments or implicit adjustments, with the exception of share price movement and PSU factor, for deferred compensation made during fiscal 2024 and 2023.

C I B C P R O X Y C I R C U L A R	101

Compensation Disclosure

Other compensation paid

There was $870,000 in guaranteed incentive compensation awards granted in fiscal 2024 for one MRT and no NEOs (nil in fiscal 2023). Cash sign-on awards(1) granted in fiscal 2024 for four MRTs totaled $1,860,000 ($6,030,000 in fiscal 2023). No cash sign-on awards were granted to NEOs in fiscal 2024 or fiscal 2023. No severance was paid with respect to NEOs in fiscal 2024 or 2023. Payouts(2) in fiscal 2024 for five MRTs amounted to $1,309,000. In fiscal 2023, severance amounts for eight MRTs amounted to $2,302,000.

(1)

Payments in connection with the cash sign-on awards granted in the specified fiscal years to new hires may have been made in whole or in part in the specified fiscal year or in a subsequent fiscal year. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table on page 101. In addition, the 2023 figure has been restated to include cash awards to replace forfeited incentive for new hires.

(2)

“Payouts” reflect the aggregate severance amounts actually paid out by CIBC in the applicable fiscal year. The single highest amount of severance paid in fiscal 2024 was $1,173,000. One payout for fiscal 2024 has been converted to Canadian dollars at the average WM/Reuters exchange rate of AUD$1.00 = C$0.9020.

102	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

Shareholders will be asked to vote on 7 shareholder proposals. One from Shareholder Association for Research and Education (SHARE) acting on behalf of clients Dragonfly Venture Holdings with filer PFA Pension, forsikringsaktieselskab, Suite 440, 789 West Pender Street, Vancouver, British Colombia V6C 1H2, telephone 604 695-2037, email: acarr@share.ca; 4 from Mouvement d’education et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, telephone: 514 286-1155; email: medactionnaires@gmail.com (translated from French to English); and 2 from Vancity Investment Management (VCIM), 183 Terminal Avenue, Vancouver, British Columbia V6A 4G2, telephone: 604 871-5355, email: vcim@vancity.com. Proposals and supporting arguments, and the Board’s responses, are set out below.

1. SHARE - Energy Supply Ratio

RESOLVED: Shareholders request that Canadian Imperial Bank of Commerce (CIBC) disclose annually its Energy Supply Ratio defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply relative to that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe CIBC’s methodology, including what is classified as “low carbon” or “fossil fuel”. CIBC should include lending in its Energy Supply Ratio, if methodologically sound.

Supporting Statement

As a major global bank, Canadian Imperial Bank of Commerce (CIBC) is broadly exposed to financial stability risks posed by climate change and has made certain climate-related commitments. Banks aligning their activities with their climate goals are better prepared to manage risks, including the legal, reputational and financial risks associated with climate change, and capitalize on opportunities associated with the global energy transition.

According to the International Energy Agency, reaching net zero greenhouse gas emissions by 2050 requires rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030.1 The pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down.2

CIBC is reportedly among the largest global financiers of fossil fuels; however, it has committed to achieve net zero greenhouse gas emissions associated with its operational and financing activities by 2050 and $300 billion CAD in sustainable financing by 2030.3 Although CIBC has robust disclosures on sustainable finance, investors need additional disclosure to assess CIBC’s clean energy financing activity and relative financing of fossil fuels.

The Energy Supply Ratio (ESR), a dollar-based metric, will complement and supplement CIBC’s existing emission-based climate financial disclosures, including any disclosures under European Union reporting requirements, and provide decision-useful disclosure on CIBC’s activities and progress in meeting its publicly commitments. In recent years, banks reportedly earned more in lending and underwriting fees from clean energy projects than from oil and gas, and coal companies.4 Investors seek to assess whether CIBC is positioning itself as a leader in the energy transition.

The ESR has become a key climate disclosure metric. Bloomberg provides clients with ESRs for global banks, including CIBC, using a standardized methodology with clear definitions for “low carbon” and “fossil fuel”, however it cannot include non-disclosed lending.5

Three of the largest North American banks, Royal Bank of Canada, JPMorgan and Citibank committed to disclose ESR and their methodology, demonstrating that disclosure is feasible and leading market practice.

Investors believe that CIBC should similarly disclose its annual ESR for which it is accountable, set targets in relation to, and work to reinforce an industry-standard approach for calculating and reporting ESR. Bloomberg published an Implementation Guide6 and the Institute of International Finance, an industry association with 400 members globally, published a 2024 whitepaper providing a format for standardized disclosure of methodology.7

We urge you to vote FOR the proposal.

1	https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach
2	https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach/executive-summary
3	https://www.cibc.com/content/dam/about_cibc/corporate_responsibility/pdfs/Net-Zero-Approach-2024-en.pdf
4	https://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year
5	https://assets.bbhub.io/professional/sites/24/Financing-the-Transition_Energy-Supply-Investment-and-Bank-Facilitated-Financing-Ratios.pdf
6	https://assets.bbhub.io/professional/sites/24/Energy-Supply-Banking-Ratios-Implementation-Guide.pdf
7	32370132_iif_white_paper_energy_supply_ratio_september_2024_final.pdf

C I B C P R O X Y C I R C U L A R	103

Shareholder Proposals

The Board recommends that you vote against this proposal.

Guided by our climate strategy, CIBC continues to integrate climate-related risks and opportunities into our business strategy and risk management, and to enhance our complementary disclosures. Leveraging our role as capital providers, we remain committed to supporting our clients as they transition to lower carbon business activities and investing in climate solutions. With this in mind, we have built a strong and growing renewable energy franchise to provide our clients in that sector with expert advice and access to capital markets.

Our forthcoming 2024 Climate Report, to be released in March 2025, will include new information outlining CIBC’s total emissions free power generation financing commitments(1)(2), further highlighting the alignment between CIBC’s allocation of capital and our decarbonization objectives. This disclosure will be provided within the same report as our existing disclosure on outstanding amounts to clients in the energy sector. As well, we continue to disclose our exposure to carbon-related assets in our annual Climate Report, which provides a comparison of carbon-related assets relative to total assets in our credit lending activities and is aligned with the definition advanced by the Task force on Climate-related Financial Disclosure (TCFD).

As it relates to the calculation and disclosure of an Energy Supply Ratio (ESR), we have identified a number of challenges. While we continue to monitor industry developments on this topic, there is currently no standard or well-established methodology or regulatory guidance for the ESR. The lack of a consistent approach diminishes the comparative value of the metric. Also, distinguishing only between activities that are either “high” or “low” carbon may be an oversimplification of our financing activities, as this ignores important differences in the GHG emissions intensity of activities financed, the actual energy generation facilitated by our financing, or the transition efforts of clients placed in the high carbon category.

We remain confident in our existing climate strategy, targets, and disclosure. Our focus moving forward is to prepare for the adoption of anticipated regulatory requirements and reporting standards that will warrant the disclosure of enhanced ESG and climate-related metrics.

(1)

Refers to Emissions Free Power Generation from entities which have all their generation from the following sources: solar, offshore and onshore wind, geothermal, tidal, energy production with feedstock using hydrogen or ammonia generated using clean energy source, hydroelectric, waste biomass and renewable biofuels whose sources include sustainable agriculture and forestry and nuclear energy.

(2)

Total authorized commitment for Borrowers who have 100% of power generation aligned with emissions free energy (includes Borrowers with projects in construction); excludes transmission, distribution, and services.

2. MÉDAC - Fighting against forced labour and child labour in loan portfolios

It is proposed that, starting in 2026, the Bank report to its shareholders and interested parties (stakeholders) on the measures taken during the previous fiscal year to prevent and reduce the risk of loans being granted to companies using forced labour and child labour in the manufacturing of goods produced, purchased or distributed by its customers using financing granted by the Bank.

Argument

The Fighting Against Forced Labour and Child Labour in Supply Chains Act1 came into effect on May 11, 2023. The Act requires certain companies to file reports on their efforts to combat forced labour and child labour, the first such report to be filed by May 31, 2024.

While the Act aims to protect children from exploitation and human rights abuses in supply chains, we propose that the Bank take a proactive stance on this issue by committing, as a good corporate citizen, to prevent and reduce the risk that its loan portfolio includes any form of support to companies that use forced labour or child labour in their business operations.

According to a report by the International Labour Organization (ILO) and UNICEF, the UN agency tasked with protecting children’s welfare,2 the number of children in forced labour in 2020 was 160 million, an increase of 8.4 million children in the previous four years. Even more worrying is the rise in the number of children aged 5 to 17 in hazardous work, namely work that may have a direct effect on their development, education or health. This category includes hazardous sectors such as mining or fishing, or working more than 43 hours a week, making schooling virtually impossible. Other sectors worth mentioning include textiles and clothing, electronics, forestry, etc.

Such a report should provide all the information necessary to reassure shareholders and stakeholders of the Bank’s intention to reduce its financial support to companies that force children to work.

1	https://www.parl.ca/legisinfo/en/bill/44-1/s-211
2	https://www.unicef.org/press-releases/child-labour-rises-160-million-first-increase-two-decades

104	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

The Board recommends that you vote against this proposal.

Respecting and protecting human rights as it relates to modern slavery, is foundational to how CIBC conducts business. We uphold human rights by incorporating global industry practices like those embodied by the United Nations Guiding Principles on Business and Human Rights, by promoting a fair, diverse and inclusive work environment, and by acting with honesty, integrity and respect in accordance with the CIBC Code of Conduct.

Recognizing the importance of providing transparent disclosure on this topic, our Sustainability Report and our Modern Slavery and Human Trafficking Statement, which is prepared in accordance with applicable regional regulations, set out the steps taken to prevent modern slavery and human trafficking in our business operations, supply chains, and client activities. These are updated annually, with 2024 disclosures to be released in early 2025.

As reflected in these disclosures, CIBC manages human rights risks as a component of social risk as outlined in CIBC’s Global Environmental and Social Framework. CIBC conducts appropriate due diligence to mitigate the risk of serving clients engaged in activities with potential adverse human rights impacts before entering any business relationship, including corporate lending, financing, and asset management. This includes efforts to identify and assess human rights risks in the workforce and supply chain of the client. Furthermore per our Global Reputation and Legal Risks Policy and related procedures, we will not knowingly finance transactions:

◾	For a client that shows evidence of human rights abuses or evidence of modern slavery such as forced labour, human trafficking or child labour, in its workforce; and

◾

For a client that shows evidence of human rights abuses or evidence of modern slavery such as forced labour, human trafficking or child labour in its supply chain and the client is unable to demonstrate to the satisfaction of CIBC, an acceptable plan and time-frame in which to investigate and eliminate these risks.

Going forward, CIBC will continuously seek to enhance our relevant public disclosures on this topic to transparently reflect our due diligence processes and any changes to our internal policies and practices, as applicable.

3. MÉDAC - Disclosure of language fluency of employees

It is proposed that the employees’ language fluency be disclosed, breaking down the information by jurisdiction, for all territories (countries, states, provinces) in which the company operates.

Argument

When candidates are hired, their skills are assessed to determine whether they meet the requirements of the job for which they are applying. Among these skills, of course, are language skills. Information on this subject is therefore known to all companies. This information, in its statistical form, is of interest to everyone.

In recent years, a number of public controversies about language have tainted the reputation of prominent companies in terms of their social responsibility and their interpretation of their duties and obligations with respect to diversity, an inherent component of our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community. The recurrence of such situations, which are harmful from any standpoint, must be prevented. For this reason – and for many others – it is appropriate for all interested parties (stakeholders) to be informed, through a formal and official disclosure, of the language fluency of the company’s employees.

Obviously, language “fluency” is meant to be understood as a level of language sufficient to allow its widespread use, verbally and in written form, in all spheres of activity of individuals and entities, namely a level of language sufficient to allow all employees to fully assume their duties and functions.

The Board recommends that you vote against this proposal.

CIBC believes in the importance of the French language in Canada. We were among the first non-Québec based financial institutions to be issued a francization certificate in 1994 by the Office québécois de la langue française (OQLF), in recognition of the status of the French language in our Québec operation.

CIBC continues to maintain this certification by meeting OQLF requirements, including filing of linguistic reports to OQLF every 3 years for CIBC legal entities registered in Québec, where CIBC self-declares on French proficiency and requirements when operating in Québec (human resources, information technology infrastructure, staffing, etc.). To help maintain CIBC’s francization certificate, CIBC evolved our English-to-French Translation Policy to the CIBC French Language Policy with enhanced French language requirements for client and employee communications, hiring, training, and technology. This policy is reviewed and updated every 2 years to align with regulatory developments related to French Language, at both federal and provincial levels.

CIBC currently discloses in this Circular aggregated language fluency (English, French and Other) of our Board on page 11 and Senior Management (the latter in the Compensation Discussion & Analysis (CD&A) on page 75).

C I B C P R O X Y C I R C U L A R	105

Shareholder Proposals

As part of our inclusive culture, we ensure that key audiences – both internal and external – have access to information in either English or French, based on their language of choice. Furthermore, to respond to the language needs of our clients, many of CIBC’s banking centres and contact centres offer services in a number of languages, including but not limited to French, Spanish, Mandarin, Punjabi and Hindi, Tagalog, Italian and Portuguese.

4. MÉDAC - Advisory vote on environmental policies

It is proposed that the Bank adopt a policy on annual advisory vote with respect to its environmental and climate objectives and action plan (say on climate).

Argument

According to the latest Banking on Climate Chaos report,1 financing granted to the fossil fuel industry by the country’s five largest banks reached nearly US$104 billion in 2023. This financing breaks down as follows: Royal Bank: US$28.2 billion; Bank of Nova Scotia: US$29.3 billion; Toronto-Dominion Bank: US$20.3 billion; Bank of Montreal: US$15.8 billion; and Canadian Imperial Bank of Commerce: US$15.5 billion.

According to Alex Walker, of Environmental Defense, by continuing to [TRANSLATION] “pump billions into fossil fuels, Canadian banks are exposing themselves to stranded asset risks.” A “stranded asset” is an investment that loses its value before the end of its useful life, due to the impact of changes in society.2

Add to this dismal record that, according to a Bloomberg NEF report published in December 2023, the country’s banks rank among the worst of the 100 worst banks when it comes to the share of financing allocated to low-carbon energy sources.3

In addition to the reputational risk to which Canadian banks are exposed, they also expose their shareholders to the possibility of large “stranded assets” and a significant drop in the value of their shares.

It is therefore appropriate for shareholders to be able to express their opinions on the Bank’s environmental policy.

As this proposal has received a high percentage (14.23%) of favourable votes in the past, we are submitting it again this year.

1	https://www.bankingonclimatechaos.org/
2	https://www.ledevoir.com/economie/812778/banques-canadiennes-illustrent-aide-demesuree-industrie-fossile (in French only)
3	https://ici.radio-canada.ca/nouvelle/2035114/ges-banques-canadiennes-mal-classees (in French only)

The Board recommends that you vote against this proposal.

CIBC remains committed to sustaining momentum on transition, and continues to integrate climate-related risks and opportunities into our business strategy and risk management, but we maintain our view that an annual advisory vote on our climate strategy is not the appropriate mechanism to govern and seek stakeholder input on our related plans and activities.

As outlined in our Climate Report, CIBC has an established climate governance structure as part of an overall ESG governance framework that drives accountability and supports alignment of climate-related activities across the enterprise. Although non-binding in nature, an annual advisory vote with respect to our climate strategy would be inconsistent with the Board’s role and responsibility to approve and oversee the implementation of the bank’s overall corporate strategy, with which our climate strategy is integrated. We continue to view this alignment and cohesion across business operations as being within management’s responsibilities, with oversight of these activities within the duties of the Board.

As we execute on our climate strategy, we view accountability through strong governance mechanisms, public disclosure, and ongoing stakeholder engagement as integral to our plans, and we continue to:

•

Deliver regular reporting to the Board and its committees in addition to climate-specific director education to support Board oversight, and link ESG performance to incentive compensation through our ESG Index, which captures climate-related goals (see page 51 for more details on our ESG governance framework).

•

Release an annual Climate Report, which follows the recommendations of the TCFD framework, and shares further details on our climate governance framework, climate strategy, risk management approach, and progress on our 2030 financed emissions reduction targets(1).

•

Conduct year-round engagement with our shareholders and other stakeholders to seek feedback on our climate-related progress and plans. In 2024, this included direct meetings with members of the Board in addition to our ongoing engagement practice led by management.

Moving forward, we will continue to work collectively with all stakeholders, including our shareholders, clients, governments, and banking and securities regulators through the ongoing implementation of our climate strategy, while keeping pace of emerging climate and regulatory developments to ensure we remain responsive to evolving priorities and stakeholder expectations.

106	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

(1)

Our 2030 financed emissions reduction targets are interim targets established by CIBC that are aligned to a pathway to net-zero by 2050. There are internationally recognized methodologies for setting financed emissions reduction targets that focus on the absolute reductions of financed emissions or reductions in the emissions intensity of business operations. Currently, all of the 2030 financed emissions reduction targets established by CIBC relate to the emissions intensity of business operations financed by CIBC. Please refer to the methodology outlined in CIBC’s Net-Zero Approach found at www.cibc.com.

5. MÉDAC - Public disclosure of non-confidential information, country-by-country reporting, compensation ratios and tax havens

It is proposed that the Bank disclose annually, to the general public, non-confidential information relating to its country-by-country reporting, in order to allow for the detailed and meaningful calculation of compensation ratios, particularly by jurisdiction, and to contribute to the fight against tax havens, particularly in terms of transparency.

Argument

MÉDAC has, on several occasions in the past years, submitted shareholder proposals asking the Bank for the calculation and disclosure of the compensation ratio – a shareholder proposal Vancity has now also submitted. Despite the substantial number of votes cast in support of these proposals, the Bank still does not disclose its total compensation ratio, as it has been mandatory for some time in the US and as several companies are already doing here in Canada.

Of course, a number of objections have been raised against the publication of such a ratio. What is more, despite the fact that the compensation ratio should be published for all employees according to the standards(1) of the Global Reporting Initiative (GRI), public disclosure of non-confidential “country-by-country reporting” data — namely Action 13(2) of the OECD/G20 Inclusive Framework on BEPS(3) (acronym for Base Erosion and Profit Shifting(4)), an international initiative to which the federal government has subscribed — would enable the calculation of significant compensation ratios, making it possible to better interpret the overall compensation ratio by enhancing the description of the context.

Moreover, making this non-confidential data public — as is the case in several other countries, including Europe — would be an exercise in transparency, goodwill and good faith, and would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other overindulgent laws.

For all these reasons, the bank must make public, each year, the non-confidential data of its country-by-country reporting.

As this proposal has received a high percentage (12.61%) of favourable votes in the past, we are submitting it again this year.

[1]

Disclosure 2-21 Annual total compensation ratio, Full set of GRI Standards, Global Reporting Initiative (GRI) — Report a. the ratio; b. the percentage increase; and: c. “contextual information necessary to understand the data” (We underline, italicize and bold.) [sic] https://www.globalreporting.org/how-to-use-the-gri-standards/gri-standards-english-language/

[2]	Action 13 — Country-by-Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/
[3]	Inclusive Framework on Base Erosion and Profit Shifting https://www.oecd.org/tax/beps/
[4]	What is BEPS?, OECD https://www.oecd.org/tax/beps/about/

The Board recommends that you vote against this proposal.

CIBC adheres to the tax statutory obligations of all jurisdictions in which we operate, and exercises tax governance and tax compliance processes to manage tax risk consistent with our overall risk appetite. Oversight of our tax governance is provided by the Audit Committee of the Board of Directors.

CIBC adheres to the Organization for Economic Co-operation and Development (OECD) transfer pricing and other tax guidelines that have been adopted into law in Canada and the foreign jurisdictions in which we operate, which laws include country-by-country reporting. In compliance with these laws, CIBC files a country-by-country report in Canada with the Canada Revenue Agency. This information is also shared with the tax authorities of the countries in which we operate. As countries adopt legislation requiring public disclosure of certain country-by- country data (for example, EU and Australia) CIBC will cooperate and comply with such measures.

CIBC also makes annual filings to the relevant tax authority in respect of our operations in each jurisdiction where we conduct business. As of our 2025 fiscal year, CIBC is required to comply with OECD’s Pillar Two 15% global minimum tax regime, which has been enacted in Canada in respect of all countries in which we operate.

Lastly, CIBC aims to provide market-competitive and equitable compensation for our employees, and already provides robust disclosures on our compensation practices and governance in our public reports. For additional information on our compensation approach, including key design features, please see the CD&A section of this proxy on page 63 as well as our response to shareholder proposal number 7. Our Sustainability Report also includes further information on our equitable compensation practices.

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Shareholder Proposals

CIBC will continue to monitor upcoming regulations regarding tax disclosure and will comply with Canadian, US and global requirements and industry standards for the jurisdictions in which we operate as they continue to evolve.

6. VCIM - Industry-specific Carbon Risk Scoring/Transition Plans

Resolved: Shareholders request that CIBC disclose, at reasonable cost and omitting proprietary information, 1) industry specific scoring metrics for clients classified in the carbon risk scoring categories and 2) industry specific client transition plans with procedures to ensure these transition plans are aligned with CIBC’s 2030 interim targets to reduce financed emissions.

Supporting Statement

Climate change is a global crisis requiring urgent action. Exceeding a 1.5°C warming scenario presents risks to the planet, economies, investors, and ultimately to the long-term profitability of banks: projections have found that limiting global warming to 1.5° degrees could save $20 trillion globally by 2100, while exceeding 2 degrees could lead to climate damages in the hundreds of trillions.1 Estimates show that 10% of global economic value stands to be lost by 2050 under current emissions trajectories.2

Reflecting this, CIBC states that climate change poses a significant risk to its business and recognizes the financial sector is uniquely positioned to make positive change for the climate.3 Investors strongly agree with this sentiment and believe the bank can be a global leader in this respect.

As indicated by CIBC, the bank’s ability to meet its net-zero target relies on disclosing and reducing financed emissions. Publishing emissions data associated with automotive, power generation, oil & gas, commercial real estate, residential mortgages, motor vehicle loans, and agriculture lending is a positive step.4 CIBC’s associated 2030 interim targets for oil & gas, power generation, and automotive reinforces the bank’s commitment to climate action.

Despite this, investors are left with significant uncertainty regarding CIBC’s strategy to meet these targets and thrive in a carbon constrained economy. Investors lack key information such as definitive rubrics for sectors with targets, target setting timelines for additional sectors’ financed emissions, and a clearly outlined support and consequence path for clients ranked in Carbon Scoring Categories. While CIBC has referenced communication of interim financed emissions targets with clients, investors continue to lack clarity on how expectations and standards are conveyed, and how climate ambitions influence the lending process.

Several of CIBC’s peers provide more clarity on how they are implementing transition plans. For instance, RBC has disclosed assessment frameworks adapted for sectors with interim targets.5 Australia and New Zealand Banking Group publishes client ratings movements and whether a sector is on track or not to meet the associated targets.6 Standards and guidelines exist to help financial institutions and their clients operationalize net zero commitments and can help ensure investors that CIBC has appropriate strategies in place to meet 2030 targets.

From an investor vantage point, failing to set these expectations exposes CIBC to material financial risks, including but not limited to: significant counterparty risk due to stranded assets, declining credit quality, increased risk in other portfolios, and loss of goodwill. The disclosures requested in this proposal will help assure investors that CIBC has effective and accountable client transition plans in place for achieving 2030 emissions reduction goals.

[1]	https://www.nature.com/articles/d41586-018-05219-5
[2]	https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication- economics-of-climate-change.html
[3]	https://www.cibc.com/content/dam/about_cibc/corporate_responsibility/pdfs/cibc-sustainability-report-2023-en.pdf
[4]	https://www.cibc.com/content/dam/about_cibc/corporate_responsibility/pdfs/climate-report-2023-en.pdf
[5]	https://www.rbc.com/our-impact/_assets-custom/pdf/rbc-client-engagement-approach-en.pdf
[6]	https://www.anz.com.au/content/dam/anzcomau/about-us/anz-2023-climate-related-financial-disclosures.pdf

The Board recommends that you vote against this proposal.

CIBC continues to integrate climate-related risks and opportunities into our business strategy and risk management to enhance our complementary disclosures. Leveraging our role as capital providers, we focus on opportunities to support our clients as they transition to lower carbon business activities and by investing in climate solutions.

In 2024, to support CIBC’s climate strategy and prepare for anticipated regulatory requirements, we developed and piloted a new Transition Planning Assessment and Engagement Framework to better understand our clients’ transition planning actions across our oil and gas and power generation portfolios. This framework, being implemented in 2025, was informed by industry guidance with the objective of further supporting CIBC’s 2030 financed emissions reduction targets for our energy portfolios(1). Our 2024 Climate Report, to be released in March 2025, will include information on this framework. We expect this framework to evolve as the regulatory landscape evolves, and as further guidance from regulators such as OSFI continues to be finalized.

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Shareholder Proposals

This supplements our existing Carbon Risk Scoring Methodology which is applicable to all our corporate and commercial clients, and helps us understand their overall carbon risk profile as part of our Risk Management Framework. It also supports the management of the climate-related risks that our business faces through risk identification, risk assessment and measurements, risk management and controls, and risk monitoring and reporting.

Our 2024 Climate Report will also include further information on how we how we identify, assess, and manage climate-related risks and opportunities in our governance, strategy, risk management, and metrics and targets – including reporting on progress made towards our 2030 financed emissions reduction targets for high-emitting sectors(1). New this year CIBC also plans to disclose our total emissions free power generation financing commitments(2)(3). This information serves to further highlight the alignment between CIBC’s allocation of capital and our decarbonization objectives.

(1)

Our 2030 financed emissions reduction targets are interim targets established by CIBC that are aligned to a pathway to net-zero by 2050. There are internationally recognized methodologies for setting financed emissions reduction targets that focus on the absolute reductions of financed emissions or reductions in the emissions intensity of business operations. Currently, all of the 2030 financed emissions reduction targets established by CIBC relate to the emissions intensity of business operations financed by CIBC. Please refer to the methodology outlined in CIBC’s Net-Zero Approach found at www.cibc.com.

(2)

Refers to Emissions Free Power Generation from entities which have all their generation from the following sources: solar, offshore and onshore wind, geothermal, tidal, energy production with feedstock using hydrogen or ammonia generated using clean energy source, hydroelectric, waste biomass and renewable biofuels whose sources include sustainable agriculture and forestry and nuclear energy.

(3)

Total authorized commitment for Borrowers who have 100% of power generation aligned with emissions free energy (includes Borrowers with projects in construction); excludes transmission, distribution, and services.

7. VCIM - Pay Compensation Ratio

Resolved: Shareholders request that CIBC disclose, at reasonable cost and omitting proprietary information, enhanced information on the internal pay metrics used when setting executive target compensation and clarify the influence of these metrics on executive compensation. Internal pay metrics include ratio and percentile disclosures that illustrate how compensation compares between executives and non-executive employees. This disclosure should address:

1.	An explanation of specific internal pay metrics used.
2.	A discussion of how these metrics inform compensation decisions for the CEO and senior executives.

Supporting Statement

Over recent decades, executive pay has far outpaced that of average workers. In 2023, for instance, CEO pay increased by 11.3% among top US companies, while median worker pay decreased by 9.3%1. These widening pay gaps pose risks to economic stability, erode social cohesion, deepen gender and racial inequities, and may decrease workforce satisfaction, ultimately impacting productivity and retention2. As a large financial institution invested across economic sectors and reliant on human capital, CIBC’s growth and ability to create shareholder value depends on effectively managing these risks.

CIBC’s focus on ‘Creating Access to Opportunities’ and embedding this pillar in the ESG Index BPF performance multiplier for influencing incentive compensation, demonstrates that the company understands the strategic importance of addressing growing income and wealth disparities.

CIBC’s recognition that employees, or ‘team members’, are the company’s competitive advantage and foundational to future growth indicates that the company understands the value of investing in its people to strengthen human capital. Studies show that social comparison strongly influences behaviour, and employee satisfaction often depends on a sense of fair compensation3. Shareholders require increased disclosures on internal pay metrics to assess whether CIBC’s compensation structures support this employee centered strategy.

Regulatory risks are increasing and expectations for transparency are growing, with initiatives like the Taskforce for Inequality and Social-related Financial Disclosures (TIFSD) working toward frameworks that may be adopted under IFRS Sustainability Standards4.

Enhanced disclosure on internal pay metrics would allow CIBC to demonstrate its commitment to strategic priorities and readiness for emerging regulatory requirements. Although CIBC discloses that the Management Resources and Compensation Committee considers vertical pay metrics, including the CEO pay-to-median-employee-pay-ratio year over year when setting executive compensation, it does not specify additional factors or explain how these metrics influence target compensation.

We request the Board to report, at a minimum, on the following:

1.	Internal Pay Equity Metrics: Describe all metrics or ratios used to assess the pay relationship between executives and employees.

2.	Influence on Compensation Decisions: Explain how these metrics impact CEO and executive pay-setting and performance evaluations.

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Shareholder Proposals

This disclosure is not intended to limit executive compensation but to ensure shareholders have the necessary information to assess CIBC’s management of material regulatory and financial risks. Enhanced transparency will benefit both CIBC and shareholders by aligning executive compensation with the company’s long-term organizational health and strategic vision.

[1]	https://corpgov.law.harvard.edu/2024/04/18/an-early-look-at-ceo-pay-trends-from-proxy-season-2024/
[2]	https://irpp.org/research-studies/whats-so-bad-about-increasing-inequality-in-canada/
[3]	https://www.psychologytoday.com/ca/blog/work-smarter-not-harder/202303/the-executive-worker-pay-gap-isnt-without-consequences
[4]	https://www.tisfd.org/

The Board recommends that you vote against this proposal.

The Management Resources and Compensation Committee (MRCC) is accountable for ensuring our pay policies at all job levels are designed and managed in a manner that is competitive with the market, aligned to shareholders’ interests and tied to business and individual performance. A key part of this accountability is the maintenance of our internal pay structure that defines base salary ranges for the majority of our employees, from our entry level employees to our CEO and all levels in between. Our pay structure provides a consistent compensation opportunity to employees performing jobs or comparable value, as well as differentiation between jobs at different levels that is aligned to market opportunity for similar roles.

Throughout 2024, CIBC continued to invest in the minimum rate of pay aligned to our July 2022 commitment to achieve a minimum rate of pay of $25 per hour by the end of 2025 for Canada and the US In August 2024, CIBC raised the minimum rate of pay for merit-eligible employees in Canada and the US to $23.25 per hour and then increased it further to $24.25 in January 2025. We also made broader changes to our salary structures making progress across all job levels in January 2024 and again effective January 2025. Over 13,800 employees were impacted by these changes with an annualized investment of over $38.5 million. These investments ensure we can continue to attract top talent amidst a competitive market facing inflationary pressures and demonstrates our support of Living Wage principles. Over the last decade, a greater proportion of our investment in compensation has been at the employee level and each year we compare the investments between the employee and executive levels and make a conscious decision to ensure more is invested in our employees to continue to progress their pay relative to the market and manage the gap between each level to ensure it is not disproportionate.

In addition to our consistent base salary structure, for the 85% of our population who participate in the CIBC Goals, Performance, Success (GPS) incentive plan, our pay structure also defines variable compensation targets for each level, expressed as a percentage of base salary. In this program, incentive pay for all levels is determined using the Business Performance Factor (BPF) and individual performance using a formulaic approach vs. discretion so as to ensure equitable treatment across all levels. Over the past five years, beginning with December 2020, there have been two instances where a lower BPF has been used for the executive population than the employee population given their greater ability to influence overall bank performance. It is also important to note that the range of opportunity relative to target based on individual performance is significantly more narrow for executives, including Senior Management, to recognize the higher mix of variable compensation and the importance of the BPF in defining final compensation awards that are aligned to CIBC performance and our shareholders.

The pay mix for the CEO is designed to be low in fixed pay and high in variable pay to reflect CIBC’s pay for performance philosophy. The CEO’s fixed rate of pay of $1,000,000 has remained the same since his appointment in September 2014. The pay structure for the executive population is based on lower fixed pay vs. variable, whereas the employee population has a greater percentage of fixed pay vs. variable pay.

Management completes several horizontal (peer relativity) and vertical analyses (internal equity between employees and Senior Management) that are used by the MRCC in determining compensation for the CEO. Several of the analyses performed are driven by similar assessments made by industry advisor’s such as Institutional Shareholder Services’ (ISS) and measure the alignment of various pay outcomes with overall CIBC performance and are used to inform the MRCC’s decision on pay at the end of the year. This includes relative degree of alignment, which represents the difference between the company’s performance percentile ranking and the CEO’s total pay percentile ranking within a peer group, multiple of CEO pay to the median CEO pay of the comparison group and Pay-TSR alignment which measures the trend line of CEO pay and the value of investing in the company’s shares. In addition, the MRCC considers the median and average Canadian full-time equivalent employee to the CEO pay ratio and considers historical trends and variances to this metric each year to inform decisions on CEO pay. CEO annual total compensation as disclosed in the proxy summary compensation table is compared to the median employee annual total compensation globally to derive the CEO to median employee pay ratio. Further research is conducted on CEO pay ratio trends to monitor how CIBC’s pay ratio compares to the general industry.

Overall, we feel that by using this holistic approach to differentiating pay internally by level and aligning our pay structures to the market that we are creating fair, consistent and competitive pay opportunities to our entire population.

110	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

Withdrawn Shareholder Proposals

InvestNow

InvestNow withdrew their shareholder proposal after discussion with CIBC. The text of InvestNow’s proposal, their supporting statement and the Board’s response are set out below.

A. Exit the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ)

RESOLVED: That the Canadian Imperial Bank of Commerce (“CIBC”) exit both the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ).

Supporting Statement

Bank-led and U.N.-convened, the Net Zero Banking Alliance (NZBA) is a subgroup of the U.N.-Sponsored and Mark Carney-led Glasgow Financial Alliance for Net Zero (GFANZ). Signed by the bank CEO, the Commitment Statement is a prerequisite for joining the Net Zero Banking Alliance.

By joining NZBA in 2021, CIBC committed to aligning its loans, investments and underwriting activities with the goal of achieving Net Zero greenhouse gas emissions by 2050. This poses a serious threat to Canadian and global energy security.

Energy has long been a central pillar of the Canadian economy, and as a stable, responsible, and democratic country with abundant energy resources, Canada is uniquely positioned to meet more of the world’s demand for oil and gas. Canada produces and exports energy now and has enormous capacity to do more of both, meaning our industry can play a key role in maintaining our own energy security, and in ensuring global energy security.

In pledging to comply with NZBA and GFANZ rules and denying our energy companies the capital – in the form of loans, investments, and underwriting activities – that they need to operate and thrive, Canadian banks are doing harm not just to their shareholders, but to the country at large, and ultimately to the global community.

We are calling on CIBC to leave the NZBA and the GFANZ. The whims of a select group of unelected and unaccountable individuals working through a supra-national organization should not be the rationale for domestic policy. National security, and the security of our allies, should be.

Board Statement

The Net-Zero Banking Alliance (NZBA) was formed at a time when the global industry was scaling up efforts to take action on climate, and served a valuable role in galvanizing these efforts and establishing momentum.

After careful consideration, as this space has evolved and matured, and having developed internal expertise while making progress alongside our clients in these areas, CIBC has departed the NZBA as we are now well- positioned to further this work outside of the formal structure of the NZBA.

We continue to recognize the scale and urgency of climate change. Our stated goals and commitments remain the same. We continue to take concrete steps to mobilize our bank and clients in support of the low-carbon transition, and to prepare for the adoption of anticipated regulatory requirements and reporting standards.

Further information on our plans and progress will be disclosed in our forthcoming 2024 Climate Report, set to be released in March 2025.

MÉDAC

MÉDAC withdrew 2 shareholder proposals after discussion with CIBC. The text of MÉDAC’s proposals, their supporting statements and the Board’s responses are set out below.

B. Advanced Generative AI Systems and Code of Conduct

It is proposed that the Bank join the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.

Argument

More than a year ago, the federal government published the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.1 The Code refers to systems such as ChatGPT, DALL·E 2 and Midjourney. While these tools offer many advantages, such as for writing emails, answering complex questions, or generating realistic images or videos, they entail significant risks to health and safety, can propagate bias, and carry the potential for serious societal impacts, particularly when used by malicious actors.

C I B C P R O X Y C I R C U L A R	111

Shareholder Proposals

It’s telling that even the pioneers of artificial intelligence are wary of the risks it presents. In early 2023, over 350 AI industry leaders signed a declaration2 urging the international community to make it a priority to mitigate the risk of “extinction” posed by AI, placing such risk on a par with a pandemic or nuclear war. Since this standstill did not take place, it is safe to assume that the urgency to act is even greater today, as Yoshua Bengio, one of the signatories of this call for a moratorium, expressed it in an interview with Québec-based publication Les Affaires.3

Aware of the need for a robust framework to manage and mitigate these risks, the federal government invited companies to adhere to the Code, which outlines:

•	measures that should be applied in advance of binding regulation pursuant to the Artificial Intelligence and Data Act;

•

as well as additional measures that should be taken by firms developing or managing the operations of these systems that are made widely available for use, and which are therefore subject to a wider range of potentially harmful or inappropriate use.

The purpose of this proposal is to invite the Board of Directors to decide whether the company should adhere to this Code of Conduct.

[1]	https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems
[2]	https://futureoflife.org/open-letter/pause-giant-ai-experiments/
[3]	https://www.lesaffaires.com/secteurs/techno/yoshua-bengio-le-moratoire-na-pas-eu-lieu-2/ (in French only)

Board Statement

While CIBC has been utilizing traditional AI for decades, we are now building Generative AI (GenAI) capabilities into select areas of our business to enable our team to do more for our clients. As adoption increases, our bank remains at the forefront of exploring how best to leverage AI with a number of pilot initiatives and use cases launching over the past year, including tools to help our frontline team members access information about our products and services more effectively.

As we take a measured approach to scaling AI-powered tools across our bank, we continue to do so on a foundation of responsibility and trust, guided by our CIBC Trustworthy AI Principles and risk management frameworks. This approach ensures we consider and address the AI risks that could arise as we invest in AI- enabled products and solutions.

In 2024, we developed a new Enterprise AI Framework that began to be operationalized in Fiscal 2025. The purpose of this Framework is to set out principles, governance structures and requirements to ensure CIBC manages AI solutions appropriately throughout the AI life cycle, while promoting business innovation and effective decision-making. We also established an Enterprise AI Governance Office to act as a control group and oversight function to ensure compliance and sound management of AI-related risks across the organization and to protect our stakeholders’ interests. In Fiscal 2025, CIBC also established a Technology Committee of the Board of Directors whose mandate is to assist the Board in overseeing CIBC’s technology strategy to support the bank’s strategic plans and priorities.

In furtherance of CIBC’s commitment to effective and thoughtful Generative AI use, CIBC is confirmed as a signatory to Canada’s Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI systems, becoming a leading adopter in the banking sector. Our participation will also be announced by the Canadian federal government.

C. Annual shareholders’ meetings in person

It is proposed that the Company’s annual meetings be held in person, and that virtual meetings be added as a complement to, but not replace, in-person meetings.

Argument

Since 2020, the year when annual meetings were first held in virtual mode due to health restrictions related to the COVID-19 pandemic, we have expressed numerous concerns about the conduct of these meetings.1

The OECD Principles of Governance read as follows:

“[...] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.”2

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Shareholder Proposals

Virtual meetings certainly offer benefits that we do acknowledge, but they shouldn’t obviate the need for face-to-face meetings. As Teachers’ does,3 we believe that annual shareholder meetings should be held in person, with virtual meetings added as a complement (in hybrid format, as all banks did in 2023), without replacing in-person meetings. It is understood that all shareholders should enjoy the same rights, regardless of whether they participate in person or remotely. This position is supported by several organizations, including the Canadian Coalition for Good Governance (CCGG)4 and numerous major institutional investors.

As this proposal has received a high percentage (53.11%) of favourable votes in the past, we are submitting it again this year.

[1]	Assemblées annuelles : dérive virtuelle (Annual meetings: virtual excess, in French only) MÉDAC, 2023-05-09 https://medac.qc.ca/2098/
[2]

Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, Adopted 2015-07-07, Amended 2023-06-07 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

[3]	Good Governance is Good Business — 2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) https://www.otpp.com/content/dam/otpp/documents/OTPP Proxy Voting Guidelines 2023 EN.pdf
[4]

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable”, Say no to virtual-only shareholder meetings – they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023

https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they-let-companies-duck/

Board Statement

We value direct and ongoing engagement with our shareholders, and believe there is benefit in hosting hybrid annual meetings, as they enable a broader number of shareholders and proxyholders across different jurisdictions where CIBC operates to participate.

In 2024, following our annual meeting of shareholders, CIBC undertook proactive engagement with investors to better understand perspectives on this topic. As communicated in our 2024 Management Proxy Circular, CIBC’s ongoing intention is to hold a hybrid annual meeting of shareholders, with both in-person and virtual participation options, and established procedures that respect shareholders’ rights and enable access, participation and communication, including voting and submitting questions.

The bank plans to continue to hold hybrid meetings going forward absent extraordinary events beyond CIBC’s control. In such circumstances, we would host our annual meeting in a manner permitted by our by-laws, the Bank Act, and any other relevant regulations. CIBC would also ensure consistent and comprehensive disclosure, access, participation, and communication is provided so that our shareholders are afforded the same rights and opportunities to vote, communicate and participate as they would have at a hybrid or in-person meeting.

C I B C P R O X Y C I R C U L A R	113

Other Information

Indebtedness of Directors and Executive Officers

All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the US Sarbanes-Oxley Act of 2002.

The table below shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, director nominees and executive officers of CIBC or its subsidiaries and their associates, other than routine indebtedness(1) as defined under Canadian securities law and indebtedness that had been entirely repaid by the date of this Circular.

Indebtedness of Directors and Executive Officers under Securities Purchases and Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended October 31, 2024 ($)	Amount Outstanding at January 31, 2025 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended October 31, 2024 (#)	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended October 31, 2024 ($)

Securities Purchase Programs(2)

Harry Culham, SEVP and Group Head, Capital Markets and Direct Financial Services	CIBC as Lender	$161,137	$146,444	-	CIBC common shares	-

Hratch Panossian, SEVP and Head, Personal and Business Banking	CIBC as Lender	$159,183	$146,416	-	CIBC common shares	-

Rob Sedran, SEVP and Chief Financial Officer	CIBC as Lender	$178,238	$164,570	-	CIBC common shares	-

(1)

Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other clients with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)

CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have a maximum amortization of 15 years and interest rates are fixed at the time of purchase at CIBC’s prime rate or 5%, whichever is lower. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted. The balance of the loan and accrued interest will become due immediately on demand, at CIBC’s option, if the employee does not make a payment when due or if such amounts become due in accordance with any security held by CIBC for the loan (for example, any security agreement, chattel mortgage, land mortgage, hypothec, etc.).

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) above.

Aggregate Indebtedness(1)

Purpose	To CIBC or its Subsidiaries ($)	To Another Entity

Securities Purchase	$5,570,770	—

Other	$82,871,519	—

(1)	Certain loans were made in US dollars. These amounts have been converted to Canadian dollars based on the January 31, 2025 WM/Reuters exchange rate of US$1.00 = C$1.44825

114	C I B C P R O X Y C I R C U L A R

Other Information

Directors’ and Officers’ Liability Insurance

CIBC’s current directors’ and officers’ insurance policy provides for aggregate coverage of $300 million. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of CIBC and its subsidiaries. Included in the $300 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The annual premium for this policy is approximately $1.4 million. Coverage available for directors and officers has no deductible.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal year 2024. Additional information is available in our Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A. Please see our caution regarding forward- looking statements on page 1 of our 2024 Annual Report.

You can access these documents at www.cibc.com and www.sedarplus.com or obtain a printed copy free of charge by contacting Investor Relations at InvestorRelations@cibc.com or CIBC Investor Relations, 81 Bay Street, CIBC Square, Toronto, Ontario M5J 0E7.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be available at www.cibc.com. Vote results will also be filed on SEDAR+ at www.sedarplus.com.	Find CIBC’s Vote Results at www.cibc.com.

Contacting our Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a Board member at Corporate.Secretary@cibc.com or by mail at 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Board of Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Natalie Biderman

Vice-President, Corporate Secretary

February 12, 2025

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